UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

December 28, 2023

Commission file number: 001-39111

FLJ Group Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 1610

No.917, East Longhua Road

Huangpu District, Shanghai, 200023
People’s Republic of China

(Address of principal executive offices)

Chengcai Qu, Chief Executive Officer
Phone: +86-21-6422-8532
Email: ccqu@qk365.com
Room 1610
No.917, East Longhua Road
Huangpu District, Shanghai, 200023
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing six hundred thousand (600,000) Class A ordinary shares, par value US$0.0000001 per share)	FLJ	NASDAQ Global Market
Class A ordinary shares, par value US$0.0000001 per share*

*	Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of the date of this Shell Company Report, there were 2,837,892,046,400 ordinary shares outstanding, consisting of 2,587,892,046,400 Class A ordinary shares and 250,000,000,000 Class B ordinary shares, all with a par value of US$0.0000001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this Shell Company Report on Form 20-F:

●	“ADSs” refers to our American depositary shares, each of which represents 600,000 Class A ordinary shares;

●	“Acquisition” has the meaning ascribed to it in “Part I – Brief Introduction.”

●	“Alpha Mind” refers to Alpha Mind Technology Limited, a company incorporated under the laws of the British Virgin Islands, and, if applicable, its consolidated entities.

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Shell Company Report on Form 20-F only, Hong Kong, Macau and Taiwan;

●	“CBIRC” means the China Banking and Insurance Regulatory Commission.

●	“FLJ” refers to FLJ Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and, if applicable, its consolidated entities.

●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0000001 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SaaS” means software as a service, a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

●	“tier 1 cities” refer to Beijing, Shanghai, Guangzhou and Shenzhen;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“VIEs” refers to Huaming Insurance Agency Co., Ltd. and Huaming Yunbao (Tianjin) Technology Co., Ltd.;

●	“we,” “us,” “our company,” “our,” and “the Company” means, upon and after consummation of the Acquisition, refer to FLJ Group Limited and its consolidated entities (including Alpha Mind) and, prior to the consummation of the Acquisition, FLJ Group Limited and its consolidated entities (not including Alpha Mind); and

●	“WFOE” refers to Jiachuang Yingan (Beijing) Information & Technology Co., Ltd

Our fiscal year-end is September 30. “FY 2020” refers to our fiscal year ended September 30, 2020, “FY 2021” refers to our fiscal year ended September 30, 2021, and “FY 2022” refers to our fiscal year ended September 30, 2022.

Names of certain companies provided in this Shell Company Report on Form 20-F are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

ii

FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission and strategies;

●	our ability to achieve or maintain profitability;

●	our ability to continuously develop new technology, services and products and keep up with changes in the industries in which we operate

●	general economic and business condition in China and elsewhere, particularly the insurance agency industry;

●	our expectations regarding demand for and market acceptance of the products and services provided on our platform;

●	our continuing ability to retain our customer base, build customer loyalty and increase recognition of the Alpha Mind brand;

●	health epidemics, pandemics and similar outbreaks, including COVID-19;

●	competition in our industry;

●	our future business development, financial condition and results of operations;

●	our ability to control the quality of operations;

●	relevant government policies and regulations related to our industry;

●	our expectations regarding our relationships with end-users, customers, suppliers and other business partners

●	our ability to integrate strategic investments, acquisitions and new business initiatives; and

●	our relationship with financial institution partners and third party product and service providers.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this Shell Company Report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Shell Company Report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have material and adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this Shell Company Report relate only to events or information as of the date on which the statements are made in this Shell Company Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iii

PART I

Brief Introduction

On October 31, 2023, we entered into an equity transfer agreement to sell all of our equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Haoju”), a limited company incorporated under the laws of PRC, which was an indirect wholly-owned subsidiary of the Company prior to the disposition, to Wangxiancai Limited for nominal consideration (the “Disposal”). Haoju holds substantially all of the equity interest of our subsidiaries in the PRC, through which we carried out long-term rental apartment rental business (the “Disposed Business”). The Disposed Business contributed substantially all revenue and held substantially all of our assets. The Disposal was consummated on October 31, 2023.

On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s shareholders to acquire all of the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 or RMB equivalent (the “Acquisition”). The purchase price is payable in the form of promissory note (collectively, the “Notes”). The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities.

The Acquisition was consummated on December 28, 2023. Upon consummation of the Acquisition, Alpha Mind became our wholly-owned subsidiary and we assume and began conducting the principal business of Alpha Mind. Immediately prior to the consummation of the Acquisition, we were a shell company as defined in Rule 12b-2 under the Exchange Act. Prior to becoming a shell company, we were a technology-driven long-term apartment rental platform in China. As a result of the consummation of the Acquisition, we ceased to be a shell company. Pursuant to relevant rules under the Exchange Act, we are required to disclose the information in this Shell Company Report on Form 20-F that would be required to be disclosed if we were registering securities under the Exchange Act.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Upon the consummation of the Acquisition, our board of directors and senior management consisted of the following individuals:

Name	Position/Title
Chengcai Qu	Chairman of the board of directors, chief executive officer, chief operating, officer and vice president
Gang Xie	Director, chief technology officer
Jiamin Chen	Director and vice president
Zongquan Yang	Director
Yanan Zhou	Director
Yue Hu	Director
Chen Chen	Independent director
Zhenkun Wang	Independent director
Zhichen (Frank) Sun	Chief Financial Officer

*	The business address of our board of directors and senior management is Room 1610, No.917, East Longhua Road, Huangpu District, Shanghai, 200023, People’s Republic of China

B. Advisors

We are not required to disclose this information in a jurisdiction outside the United States.

C. Auditor

Our auditor is OneStop Assurance PAC Singapore, located at 10 Anson Rd, #13-09 International Plaza, Singapore 079903. Marcum Asia CPAs LLP, located at Suite 830, 7 Penn Plaza, New York, NY 10001, United States, served as FLJ Group Limited’s auditor until the termination of its appointment in June 2023 and audited the financial statements of FLJ Group Limited for the years ended September 30, 2020, 2021 and 2022.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

1

ITEM 3. KEY INFORMATION

Our Holding Company Structure

FLJ Group Limited is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries and other consolidated entities. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, FLJ Group Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to FLJ Group Limited may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.

Alpha Mind conducts its insurance agency and insurance technology businesses in the PRC through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (the “WFOE”) and the WFOE’s consolidated variable interest entities. In April 2022, Alpha Mind, through the WFOE, entered into contractual arrangements with Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao, together with Huaming Insurance, “the VIEs”), respectively. The contractual arrangements enable Alpha Mind to obtain control over the VIEs. The contractual arrangements consist of powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity interest pledge agreements and spousal consent letters. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIEs and Their Shareholders” for details.

The following diagram illustrates our corporate structure, including our principal subsidiaries immediately upon the closing of the Acquisition.

-------	►VIE contractual arrangement

Condensed Consolidating Schedules

The condensed consolidating schedules below include the financial information of Alpha Mind, the WOFE, the VIEs, and the other consolidated entities of Alpha Mind for the year/period indicated. All intercompany balances and transactions have been eliminated upon consolidation.

2

	As of December 31, 2021
	Alpha Mind	WFOE	VIEs	Consolidated Total
	USD	USD	USD	USD
Cash and cash equivalents	-	14,903	497,125	512,028
Accounts receivable	-	-	3,601,345	3,601,345
Prepayments	-	15,800	2,433,549	2,449,349
Short-term Investment	-	-	393,651	393,651
Other current assets	-	5,698	296,794	302,492
Property and equipment, net	-	-	48,086	48,086
Other non-current assets	-	-	788,508	788,508
Total assets	-	36,401	8,059,058	8,095,459

Accounts payable	-	-	3,504,865	3,504,865
Advance from customer	-	-	13,617	13,617
Accrued expenses and other current liabilities	-	18,522	301,413	319,935
Other payable	-	86,657	1,045,794	1,132,451
Other liabilities	-	-	439,167	439,167
Total liabilities	-	105,179	5,304,856	5,410,035
Total shareholders’ equity	-	(68,778)	2,754,202	2,685,424

	As of December 31, 2022
	Alpha Mind	WFOE	VIEs	Consolidated Total
	USD	USD	USD	USD
Cash and cash equivalents	-	7,479	334,264	341,743
Accounts receivable	-	-	2,892,960	2,892,960
Prepayments	-	-	1,412,266	1,412,266
Short-term Investment	-	-	273,182	273,182
Other current assets	-	-	152,569	152,569
Property and equipment, net	-	-	68,541	68,541
Other non-current assets	-	-	743,276	743,276
Total assets	-	7,479	5,877,058	5,884,537

Accounts payable	-	-	2,496,587	2,496,587
Advance from customer	-	5,264	42	5,306
Accrued expenses and other current liabilities	-	3,338	233,679	237,017
Other payable	-	90,998	689,249	780,247
Total liabilities	-	99,600	3,419,557	3,519,157
Total shareholders’ equity	-	(92,121)	2,457,501	2,365,380

3

	As of June 30, 2023
	Alpha Mind	WFOE	VIEs	Consolidated Total
	USD	USD	USD	USD
Cash and cash equivalents	12,210	191	286,565	298,966
Accounts receivable	-	-	2,199,262	2,199,262
Prepayments	-	-	1,393,484	1,393,484
Other current assets	-	-	138,622	138,622
Property and equipment, net	-	-	55,315	55,315
Short-term Investment	-	-	266,513	266,513
Other non-current assets	-	-	779,079	779,079
Total assets	12,210	191	5,118,840	5,131,241

Accounts payable	-	-	1,550,175	1,550,175
Advance from customer	-	-	288,696	288,696
Accrued expenses and other current liabilities	-	3,578	160,949	164,527
Other payable	12,761	99,139	685,233	797,133
Other liabilities	-	-	43,933	43,933
Total liabilities	12,761	102,717	2,728,986	2,844,464
Total shareholders’ equity	(551)	(102,526)	2,389,854	2,286,777

	As of December 31, 2021
	Alpha Mind	WFOE	VIEs	Consolidated Total
	USD	USD	USD	USD
Net revenues	-	-	44,948,234	44,948,234
Net (loss) income	-	(67,529)	(582,881)	(650,410)
Net cash provided by(used in) operating activities	-	14,006	181,204	195,210
Net cash (used in) provided by investing activities	-	-	(389,025)	(389,025)
Net cash provided by (used in) financing activities	-	-	422,217	422,217

	As of December 31, 2022
	Alpha Mind	WFOE	VIEs	Consolidated Total
	USD	USD	USD	USD
Net revenues	-	-	47,443,458	47,443,458
Net (loss) income	-	(43,202)	(482,367)	(525,569)
Net cash provided by(used in) operating activities	-	(6,382)	(115,672)	(122,054)
Net cash (used in) provided by investing activities	-	-	48,579	48,579
Net cash provided by (used in) financing activities	-	-	(58,016)	(58,016)

4

	As of June 30, 2023
	Alpha Mind	WFOE	VIEs	Consolidated Total
	USD	USD	USD	USD
Net revenues	-	-	19,210,144	19,210,144
Net (loss) income	(550)	(14,254)	41,120	26,316
Net cash provided by(used in) operating activities	23,363	5,407	(73,840)	(45,070)
Net cash provided by (used in) financing activities	(11,160)	(12,710)	59,445	35,575

Risks Related to Doing Business in China

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for our fiscal year ended September 30, 2021 and 2022 included elsewhere in this Shell Company Report on Form 20-F, our current auditor OneStop Assurance PAC Singapore (“OneStop”), and WWC, P.C. (“WWC”), which issued the audit reports for the fiscal year ended December 31, 2021 and December 31, 2022 with respect to Alpha Mind included elsewhere in this Shell Company Report on Form 20-F, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this Shell Company Report on Form 20-F, Marcum Asia, OneStop and WWC are not included in the list of PCAOB Identified Firms in the Determination Report.

5

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. The audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risks mentioned above have been heightened.

If our ADSs are subject to a trading prohibition under the HFCA Act or the AHFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s articles include a charter of the CCP, including the text of such charter.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and other consolidated entities. Our operations in China are governed by PRC laws and regulations. As of the date of this Shell Company Report on Form 20-F, our PRC subsidiaries and other consolidated entities have obtained the requisite licenses, permits, and registrations from the PRC government authorities that are material for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future.

6

How Cash Is Transferred through Our Organization

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (a determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. In addition, under regulations of the State Administration of Foreign Exchange of the PRC (the “SAFE”), Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

A	[Reserved]

B	Capitalization and Indebtedness

Below is a statement of our capitalization and indebtedness (including indirect and contingent indebtedness) as at March 31, 2023, showing our capitalization on a pro forma basis as if the Acquisition had been completed as of that date. It is important that you read this table together with, and it is qualified by reference to, the audited consolidated financial statements of FLJ Group Limited and the audited combined financial statements of Alpha Mind attached hereto starting on page F-4 and page F-47, respectively, of this Shell Company Report on Form 20-F.

	As of March 31, 2023
	Company	Alpha Mind	Pro Forma	Other	Pro Forma
	Historical	Historical	Adjustments	Adjustments	Combined
	USD’000	USD’000	USD’000		USD’000
LIABILITIES
Accounts payable	$22,831	$1,550	$-	$(22,719)	$1,662
Advance from customer	14,572	289	-	(14,572)	289
Short-term debt	19,748	-	-	(15,078)	4,670
Rental instalment loans	2,294	-	-	(2,294)	-
Amount due to related parties	785	-	-	(191)	594
Lease liabilities, current	-	30	-	-	30
Deposits from tenants	4,328	-	-	(4,328)	-
Contingent liabilities for payable for asset acquisition	23,200	-	-	-	23,200
Operating lease liabilities, current	33,295	-	-	(33,295)	-
Accrued expenses and other current liabilities	15,126	963	-	(15,057)	1,032
Notes payable	-	-	180,000	-	180,000
Current liabilities of discontinued operations	-	-	-	135,040	135,040

Total Current Liabilities	136,179	2,832	180,000	27,506	346,517

Lease Liabilities, Noncurrent	27,506	14	-	(27,506)	14

Total Liabilities	163,685	2,846	180,000	-	346,531

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	251	-	-	-	251
Class B Ordinary shares	25	-	-	-	25
Additional paid-in capital	430,538	13,649	(13,649)	-	430,538
Stock subscription receivable	-	(5,000)	5,000	-	-
Accumulated deficit	(524,492)	(5,610)	5,610	-	(524,492)
Accumulated other comprehensive income (loss)	5,041	(753)	753	-	5,041

Total Shareholders’ Deficit	(88,637)	2,286	(2,286)	-	(88,637)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$75,048	$5,132	$177,714	$-	$257,894

C	Reasons for the Offer and Use of Proceeds

Not applicable.

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D	Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions. In addition to the factors discussed elsewhere in this Shell Company Report on Form 20-F, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.

●	You should not rely on our past results of operations or historical financials as an indicator of our future performance.

●	If we fail to maintain stable relationships with our business partners, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

●	Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

●	We face intense competition in the markets we operate in, and some of our competitors may have greater resources or brand recognition than us.

Risks Related to Our Corporate Structure

●	If the PRC government determines that the contractual arrangements in relation to the VIEs structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, the PRC subsidiaries could be subject to severe penalties or be forced to relinquish their interests in those operations.

●	We and the PRC subsidiaries rely on contractual arrangements with the VIEs and the VIEs’ shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the VIEs or its shareholders to perform their obligations under their contractual arrangements with WFOE would materially adversely affect the business, results of operations and financial condition of us and the PRC subsidiaries.

●	The VIEs’ shareholders may have potential conflicts of interest with us, the PRC subsidiaries, which may materially adversely affect our business and financial condition.

●	Substantial uncertainties with respect to the implementation of the Foreign Investment Law may significantly impact the corporate structure and operations of us, the PRC subsidiaries.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

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●	The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

●	Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.

Risks Related to the ADSs

●	The market price for the ADSs may be volatile.

●	If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

●	An active market for the ADSs may not be maintained.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

Risks Related to Our Business and Industry

If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.

In connection with the Acquisition, we issued the Notes in an aggregate amount equal to the purchase price to the selling shareholders of Alpha Mind. The Notes has a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and is secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries.

We intend to pay the promissory notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected.

This significant indebtedness in connection with the Notes or financing of the Notes could have important consequences for our business and operations including, but not limited to:

●	limiting or impairing our ability to obtain financing, refinance any of our indebtedness, obtain equity or debt financing on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity;

●	restricting or impeding our ability to access capital markets at attractive rates and increasing the cost of future borrowings;

●	requiring us to dedicate a substantial portion of our cash flow from operations to fulfill payment obligation under the Notes, thereby reducing the availability of our cash flow for other purposes;

●	placing us at a competitive disadvantage compared to our competitors that have lower leverage or better access to capital resources; or

●	increasing our vulnerability to downturns in general economic, or industry conditions, or in our business.

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You should not rely on our past results of operations or historical financials as an indicator of our future performance.

We were a technology-driven long-term apartment rental platform in China before the Disposal. We did not generate revenues since it became a shell company after the Disposal and prior to the consummation of the Acquisition. We incurred a net loss of RMB1,533.6 million, RMB569.2 million, a net income of RMB820.0 million and a net loss of RMB43.3 million for the year ended September 30, 2020, September 30, 2021, September 30, 2022 and the six months ended March 31, 2023, respectively. FLJ incurred a net loss from continuing operations of RMB399.7 million, RMB243.9 million and RMB43.3 million (US$6.3 million) for the years ended September 30, 2021 and 2022, and the six months ended March 31, 2023, respectively.

On October 31, 2023, we disposed of our previous long-term rental apartment business which contributed substantially all revenue and held substantially all of our assets. Therefore, our historical performance may not be indicative of our future financial results. We cannot assure you that we will be able to avoid any decline in the future. In addition, Alpha Mind’s historical performance may not be indicative of its future financial results. Our growth may continue to become negative, and revenue and net profit may decline for a number of possible reasons, including the risk factors set forth in this Shell Company Report on Form 20-F. Some of the risks are beyond our control, including declining growth of our overall market or industry, increasing competition, the emergence of alternative business models, decreasing customer base, changes in rules, regulations, government policies or general economic conditions, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors. You should consider our business and prospects in light of these risks, and not unduly rely on our past results of operations or historical financials as an indicator of our future performance.

If we fail to maintain stable relationships with our business partners, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

We cooperate with a variety of business partners in conducting our businesses, including customers and suppliers in our insurance agency business. Our success depends on our ability to, among other things, develop and maintain relationships with our existing business partners and attract new business partners.

For our insurance agency business, we provide agency services for well-known insurance companies in China by distributing primarily automobile insurance products underwritten by them, and receive commissions from these insurance companies. Our relationships with these insurance companies are governed by agreements between the insurance companies and us. These contracts generally provide, among other things, the scope of our authority and our commission rates, and typically have a term of one or three years. There is no assurance that we would be able to renew any such contracts upon their expiry with terms that are comparable to or better than the existing ones, if at all. Any interruption to or discontinuation of our relationships with these insurance companies may severely and negatively impact our results of operations.

In addition, customer and end-consumer recognition is critical for us to remain competitive. Our ability to maintain and enhance customer and end-consumer recognition and reputation depends primarily on the quality of the products and services we offer to them. If we are unable to maintain and further enhance our customer and end-consumer recognition and reputation and promote awareness of our product offerings and services, we may not be able to maintain or continue to expand our customer base, and our results of operations may be materially and adversely affected.

We also collaborate with various external referral sources to expedite our market penetration and broaden our end consumer base. Our external referral sources are our suppliers in the insurance agency business. Failure to establish and maintain stable relationships with our external referral sources may materially and adversely affect our ability to expand our business scale and geographical coverage, which in turn could adversely affect our results of operations and business prospects.

In addition, our cooperative agreements with our customers and suppliers are typically on a non-exclusive basis, and they may choose to cooperate with our competitors or offer competing services themselves. In any event, there is no assurance that we will be able to continuously maintain a mutually beneficial relationship with our business partners, or continue to cooperate with them on terms favorable to us, or at all. If any of the foregoing occurs, our business growth, results of operations and financial condition will be adversely affected.

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Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

We derive our revenue from our insurance agency business by earning commissions from insurance companies we cooperate with. The commissions we receive from insurance companies on the insurance policies sold are generally calculated as a percentage of the insurance premiums paid by the insured. Our revenue and results of operations are thus directly affected by the size of insurance premiums and the commission rates for such policies. Insurance premiums and commission rates can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies and end customers.

We also engage external referral sources in different geographical areas to promote insurance products, and pay referral fees to them for referring end customers to us. We may adjust the rates of referral fees at our discretion, depending on the competitive landscape and market conditions in the respective geographical markets. Accordingly, any increase in such rates would reduce our profit margin.

Because we do not determine, and cannot predict, the timing or extent of premium or commission rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission rates we receive, and/or any increase in the rates of referral fees we pay to our external referral sources, could significantly affect our profitability. In addition, our capital expenditures and other expenditures may be disrupted by unexpected decreases in revenue caused by decreases in premiums or commission rates, thereby adversely affecting our operations and business plans.

We face intense competition in the markets we operate in, and some of our competitors may have greater resources or brand recognition than us.

The insurance agency market and the integrated after-sales service market in China are highly fragmented, and we expect competition to persist and intensify. In our insurance agency business, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing, and internet or mobile channels to distribute their insurance products, and from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships for automobile insurance, as well as from other professional insurance intermediaries.

Some of our competitors have greater financial and marketing resources than we do, and may be able to offer products and services that we do not currently offer and may not offer in the future. The disruption of business cooperation with major banks and insurance companies we cooperate with may cause us to lose our competitive advantages in certain areas. If we are unable to compete effectively against and stay ahead of our competitors, we may lose customers and our financial results may be negatively affected.

We may not be able to provide diversified insurance products and services to effectively address our end customers’ needs, which could have a material adverse effect on our business, results of operations and financial condition.

We attract, procure and retain end customers by offering a variety of insurance product choices from various insurance companies. To continue to grow our end consumer base, we seek to collaborate with more insurance companies located in our existing and new geographical markets, while maintaining full spectrum insurance product choices. If we fail to respond to the changing and emerging needs and preferences of our customers and end customers and offer new products and services that are favored by them, we may lose out on our business volume and/or not be able to continue to attract new customers or maintain existing customers. If any of the foregoing occurs, our business, results of operations and financial condition may be materially and adversely affected.

We are subject to customer concentration risk.

We are subject to customer concentration risk. For the years ended December 31, 2021, 2022 and the six months ended June 30, 2023, revenue generated from our five largest insurance company customers, in aggregate, accounted for approximately 22%, 32%, and 27%, respectively.

There are a number of factors, other than our performance, that could cause the loss of, or decrease in the volume of business from, a customer. We cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from any of these significant customers, or any downward adjustment of the commission rates paid to us, could materially adversely affect our revenue and profit. Furthermore, if any significant customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable insurance company in a timely manner, or at all.

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Our business is substantially dependent on revenue from our automobile insurance company partners and is subject to risks related to automobile insurance industry. Our business may also be adversely affected by downturns in the life, health, group accident and other property-related insurance industries.

A majority of the insurance purchased through our platform and agency services is automobile insurance. Our overall operating results are substantially dependent upon our success in our automobile segment. For the years ended December 31, 2021, 2022 and the six months ended June 30, 2023, 56.3%, 50.4% and 53.7%, respectively, of our total revenue was derived from our automobile segment. Our success in the automobile insurance market will depend upon a number of additional factors, including:

●	our ability to continue to adapt our sales to various automobile insurance products, including the effective modification of our product combination that facilitate the end customer experience;

●	our ability to retain partnerships with enough insurance companies offering automobile insurance products to maintain our value proposition with end customers;

●	our ability to leverage technology in order to sell, and otherwise become more efficient at selling by using our APPs and other online platform; or

●	the effectiveness of our competitors’ marketing of automobile insurance plans.

These factors could prevent our automobile segment from successfully marketing, which would harm our business, results of operation, financial condition and prospects. We are also dependent upon the economic success of the life, health, group accident and other property-related insurance industries. Declines in demand for life, health, group accident and other property-related insurance could cause fewer end customers to shop for such policies through us. Downturns in any of these markets, which could be caused by a downturn in the economy at large, could materially and adversely affect our business, results of operation, financial condition and prospects.

End customers may increasingly decide to purchase insurance directly from insurance companies, which would have a material adverse impact on our financial condition, results of operations and prospects.

The advancement of financial technologies, or FinTech, and the emergence of internet insurance products allow insurance companies to directly access to a broader customer base at a low cost, and end customers may increasingly decide to purchase insurance directly from insurance companies. A rising number of traditional insurance companies have established their own online platforms to sell Internet insurance products directly to end customers. The process of eliminating agencies as intermediaries, known as “disintermediation,” could place us at a competitive disadvantage and reduce the need for our products and services. Disintermediation could also result in significant decrease in business volume and loss of commission income from our insurance agency business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our SaaS platform may not gain market acceptance, which could adversely affect our results of operations.

We launched our SaaS platform in 2023 to further expand our insurance agency business from offline to online. Though we have not generated any revenue from our SaaS platform to date, we expect it will become a significant source of our revenue going forward. The success of our SaaS platform depends on the adoption of SaaS platform in China’s insurance industry, which may be affected by, among other things, regulatory requirements and widespread acceptance of SaaS platform in general.

Market acceptance of SaaS platform depends on a variety of factors, including but not limited to price, security, reliability, performance, customer preferences, public concerns regarding privacy and the enactment of restrictive laws or regulations. It is difficult to predict the demand for insurance SaaS platform and the future growth rate and size of the insurance SaaS market.

If our or other platforms in the insurance industry or other industries experience security breaches, loss of customer data, disruptions in delivery or other problems, the market for SaaS platform may suffer. If SaaS platform do not achieve widespread adoption or the demand for SaaS platform fails to grow due to a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and solutions, reductions in corporate spending or otherwise, our business, results of operations and financial condition could be adversely affected.

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Our business operations may be affected by the COVID-19 pandemic.

Our business could be materially and adversely affected by the outbreak of widespread health epidemics, such as COVID-19 pandemic. The COVID-19 pandemic has not only led to a sudden halt of a large number of economic activities, but also caused a sharp tightening of global financial conditions and a significant deterioration in the economic outlook since its outbreak. Given the uncertainty surrounding the impact of the COVID-19 pandemic on the economy, the volatility of the capital markets continues to soar. The volatility of stocks, bonds and interest rate markets in many countries has reached a comparable level to that during the global financial crisis. As volatility soared, market liquidity deteriorated significantly. At the same time, responding to the COVID-19 pandemic, governments of various countries have adopted more stringent and lasting preventive and control measures.

In particular, the traditional offline model of life and health insurance business was hindered, including product sales and employment management. With respect to the property and casualty insurance business, the COVID-19 pandemic has adversely affected the vehicle sales volume of the PRC automobile industry, and, in turn, the automobile insurance business. Meanwhile, COVID-19 may have also brought extra pressure to the claims of certain types of our property and casualty insurance products. Moreover, the COVID-19 pandemic has brought disruptions to economic activities and resulted in significant volatilities in the capital markets, which have, together with the lower interest rates, put pressure on our investment results.

There remains uncertainty with regard to the continued development of the COVID-19 pandemic and its implications. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, exposing our business to unforeseen damages, and materially and adversely affect our business, results of operations and financial condition.

We may fail to attract and retain an experienced management team and qualified personnel.

Our continued success depends on our ability to attract and retain an experienced management team and other employees with the requisite expertise and skills. Our ability to do so is influenced by a variety of factors, including the structure of the compensation package that we formulate and the competitive market position of our overall compensation package. Our management team and skilled employees may leave us or we may terminate their employment at any time. We cannot assure you that we will be able to retain our management team and skilled employees or find suitable or comparable replacements on a timely basis. Moreover, if any of our management team or skilled employees leaves us or joins a competitor, we may lose end-customers. In addition, former employees may request certain compensation arising from their resignation or retirement, which we typically negotiate on a case-by-case basis. However, if we are unable to reach a mutually acceptable resolution with such employees, they may take other actions including, but not limited to, initiating legal proceedings. Such legal proceedings may require us to pay damages, divert our management’s attention cause us to incur costs and harm our reputation. Each of these foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption in services on our Apps, websites or computer systems, including events beyond our control, could materially and adversely affect our business, financial condition and results of operation.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when the volume of such transactions is growing rapidly. We are also increasingly relying on our Apps to facilitate the business process of our insurance agency. Usability of our Apps as perceived by users can influence customer satisfaction. The proper functioning and improvement of our Apps, our accounting, customer database, customer service and other data processing systems is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of any of our information technology systems could damage our reputation and materially and adversely affect our operations and profitability.

Breakdown of any of our major IT and SaaS systems or failure to keep up with technological developments would materially and adversely affect our business, results of operations and future prospects.

Our proprietary technology and technological capabilities are critical to the development and maintenance of our IT and SaaS systems and infrastructure underlying our apps and platforms, which in turn is vital to our business operations and planned developments. We need to keep abreast of the fast evolving IT developments, and continuously invest in significant resources, including financial and human capital resources to maintain, upgrade and expand our IT and SaaS systems and infrastructure in tandem with our business growth and developments. However, research and development activities are inherently uncertain, and investments in information technologies and development of proprietary technologies may not always lead to commercialization or monetarization, or lead to increased business volume and/or profitability.

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The fast evolving IT developments may also render our existing systems and infrastructure and those that are newly developed and implemented obsolete before we are able to reap sufficient benefits to recover their investment costs, and may lead to substantial impairments which would adversely affect our results of operations. Any significant breakdown of our IT and SaaS systems and infrastructure may materially and adversely affect our business, results of operations, reputation and business prospects, and may even subject us to potential claims or even litigations, particularly as parts of our IT and SaaS systems and infrastructure are linked to or connected with IT and SaaS systems and infrastructure of our insurance company partners, who are mostly sizeable and reputable financial institutions whom themselves are subject to stringent regulatory supervision. As we rely heavily on our Apps and our IT and SaaS systems and infrastructure to facilitate and conduct our business, any prolonged breakdown of systems and infrastructure could also materially impact our business and results of operations.

Misconduct of our in-house sales force and employees is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

We promote insurance products through our in-house sales team and external referral sources. In addition, we engage external referral sources to deepen our market penetration and broaden end consumer reach, including referral service providers who have access to auto insurance end consumers, such as automobile after-sales service providers, external registered sales representatives. The activities and regulatory compliance of these sales and marketing force associated with our insurance agency business are subject to the terms of the agreements we entered into with them and subject to applicable PRC laws. Misconduct of any of them could result in violation of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

●	making misrepresentation when marketing or selling insurance to end customers;

●	hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations;

●	hiding or falsifying material information in relation to insurance contracts;

●	falsifying insurance agency business or fraudulently returning insurance policies to obtain commissions; or

●	otherwise not complying with laws and regulations or our control policies, procedures, and undertakings.

We have internal policies and procedures to deter misconduct by our in-house sales force and external referral sources. We cannot assure you, therefore, that misconduct by any of our in-house sales team or our external referral sources may not occur, whether unintentional or otherwise, which may negatively impact our business, results of operations or financial condition. In addition, the general increase in misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

We are subject to credit risks from our customers.

We typically grant credit period to our insurance customers. While they are principally insurance companies that we only had relatively insignificant impairment of trade receivables in the past three years, there is no assurance that commission and fee income receivable by us will not be subject to disputes with our insurance customers. Given the background of our customers and the negotiating position they enjoy, in case of dispute we are typically in a less favourable position to succeed in recovering the trade receivables in dispute and our financial position and results of operations may be negatively impacted as a result. However, our credit risk assessment procedures may be subject to fraud or collusion to defraud or other illegal activities, and there is a risk that end customers may fail to repay the insurance premium to us. We may not always be able to detect or prevent such misconduct in a timely manner, and the precautions we take to prevent these activities may not be effective in all cases. Failure to protect our operations from fraudulent activities by our customers could result in reputational and economic damages to us and could materially and adversely affect our results of operations.

The development of new businesses and expansion into new markets may expose us to new risks and challenges.

We introduced our SaaS platform in 2023 and will continue developing new businesses and expanding into new markets within the scope permitted by regulatory authorities, which may expose us to new risks and challenges, including, but not limited to:

●	regulatory risks: we may face unfamiliar regulatory environments when developing new businesses and expanding into new markets;

●	competition risks: there may be intense competition in the markets of our new businesses, and our returns may be lower than expected; and

●	strategic and operational risks: our experience, expertise and/or skills in developing new businesses may not be sufficient, and new products and services may need time to gain market recognition; we may also encounter difficulties in recruiting sufficient qualified personnel, strengthening our management capabilities and improving information technology systems.

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The Cybersecurity and data privacy law may also affect our business, financial condition, results of operations and financial condition.

In providing our services, a challenge we face is the secured collection, storage and transmission of confidential information. We acquire certain private information about end consumers, such as name, personal identification number, address and telephone number during the course of our business. We also obtained certain personal data from our insurance customers pursuant to the collaboration agreements with them, such as the vehicle registration number and registration date, the engine number, the make and model of the automobile and information about the current insured status of the automobile of a potential insurance purchaser. Any failure or perceived failure to maintain the security of personal and other data that are provided to or collected by us could harm our reputation and brand and may expose us to legal proceedings and potential liabilities, any of which could adversely affect our business and results of operations. Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny.

On September 14, 2022, the Cyberspace Administration of China (the “CAC”), issued the Decision on Amending the Cyber Security Law of the PRC (Draft for Comments), increased the penalty cap, so after the amendment comes into effect, it could have an increased impact on our financial condition if we breach the Cybersecurity Law of the PRC. In addition, the Data Security Law of the PRC, which took effect on September 1, 2021, applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of the PRC. On August 20, 2021, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Personal Information Protection Law of the PRC (the “PIPL”), which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to significant changes, which may result in uncertainties regarding the scope of our relevant responsibilities. For example, The Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulations”) was released by CAC on November 14, 2021. According to the Draft Cyber Data Security Regulations, data processors seeking a public listing in overseas that affect or may affect national security are required to apply for cybersecurity review. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On January 4, 2022, together with 12 other Chinese regulatory authorities, the CAC released the revised Cybersecurity Review Measures (the “Revised CAC Measures”), which came into effect on February 15, 2022. Pursuant to the Revised CAC Measures, critical information infrastructure operators (the “CIIOs”) procuring network products and services, and online platform operators carrying out data processing activities which affect or may affect national security, shall conduct a cybersecurity review pursuant to the provisions therein. In addition, online platform operators possessing personal information of more than 1 million users seeking to be listed on foreign stock markets must apply for a cybersecurity review.

According to Article 10 of Regulations on the Security Protection of Critical Information Infrastructure, the security protection departments of critical information infrastructure will timely notify the identification results to the operators. As of the date of this Shell Company Report on Form 20-F, we had not received such notification. In addition, our PRC Legal Adviser is of the view that we should not be deemed as CIIO on the basis that we had not received such notification from the security protection departments of critical information infrastructure. Moreover, we have not been subject to any material administrative penalties or other sanctions by any competent regulatory authorities in relation to cybersecurity, data and personal information protection. Our business does not involve the cross-border transfer of personal information and important data, and if it does in the future, we will take necessary technical and organizational measures to protect the security of the data, including using data encryption to secure personal information when it is in transit. As of the date of this Shell Company Report on Form 20-F, there had not been a significant cybersecurity or data protection incident regarding theft, leakage, damage or loss of data or personal information. According to the Revised CAC Measures and the Draft Cyber Data Security Regulations if enacted as currently proposed, we do not expect ourselves to become subject to cybersecurity review by the CAC at this moment, given that: (i) data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over national security of China; and (ii) we have not processed, and do not anticipate to process in the foreseeable future, personal information for more than one million users or persons. Based on the above and the information currently available, we believe the impact of the CAC’s increasing oversight over data security on our business is immaterial as of the date of this Shell Company Report on Form 20-F.

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We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.

We cannot be certain that our operations do not or will not infringe upon or otherwise violate intellectual property rights or other rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights or other rights of third parties.

Additionally, there may be third-party intellectual property rights or other rights that are infringed by our products, services or other aspects of our business without our awareness. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions or other proprietary assets. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may be involved in legal proceedings arising from our operations.

We may be involved in legal and administrative proceedings from time to time. As our business expands, we expect we will continue to face litigations and disputes in the ordinary course of our business, which may result in claims for actual damages, freezing of our assets and diversion of our management’ attention, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming. Therefore, our reserves for such matters may be inadequate, and any unfavorable final resolution of any such litigation or proceedings could have a material adverse effect on our business, results of operations and financial condition. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, which could have a material adverse effect on our prospects and future growth.

Our operations depend on the performance of the internet and mobile internet infrastructure and telecommunications networks in China, which may not be able to support the demands associated with our continued growth.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the internet infrastructure or the telecommunications networks in China. We cannot assure you that these infrastructures will be able to support the demands associated with the continued growth in usage.

With the expansion of our business, we may be required to upgrade our facilities, technology, operational and information technology infrastructure to keep up with our business growth, which may require substantial investment. In addition, we may need to devote significant resources to creating, supporting and maintaining our mobile APPs, given the increasing trend of accessing the internet through smart phones, tablets and other mobile devices and the continual release of new mobile devices and mobile platforms. However, we may not be able to effectively develop or enhance these technologies on a timely basis or at all, which may decrease end customers’ satisfaction and efficiency of our business process. Our failure to keep pace with rapid technological changes may impact our ability to retain or attract end customers of our products and services or generate income, and have an adverse effect on our business and results of operations.

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Our businesses are subject to regulation and administration by the CBIRC and other government authorities, and failure to comply with any applicable regulations and rules by us could result in financial losses or harm to our business.

We are subject to the PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies, and related rules and regulations. Our businesses in automobile insurance and other insurance areas are extensively regulated by the CBIRC, which has been given wide discretion in its administration of these laws, rules and regulations as well as the authority to impose regulatory sanctions on us. Under the amendments to the PRC Insurance Law promulgated in 2009, the CBIRC has been granted greater regulatory oversight over the PRC insurance industry, in part to afford policyholders more protection.

The terms and premium rates of the insurance products we carry, the commission rates we earn, as well as the way we operate our insurance agency businesses, are subject to regulations. Changes in these regulations may affect our profitability on the products we sell. Any tightening of regulations or administrative measures on insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of our insurance agency business, if we are not able to increase our insurance business volume sufficiently to compensate for the reduced revenue generated from automobile insurance commission, or pass on any downward impact on our commission rates to our external referral sources. Regardless, failure to comply with any of the laws, rules and regulations to which we are subject could result in fines, restrictions on business expansion, which could materially and adversely affect us.

Failure to obtain, renew, or retain certain licenses, permits or approvals may materially and adversely affect our ability to conduct our business.

We are required by PRC laws and regulations to hold various licenses, permits and approvals issued by relevant regulatory authorities to allow us to conduct our business operations including license for operating insurance agency service. Any infringement of legal or regulatory requirements, or any suspension or revocation of these licenses, permits and approvals may have a material adverse impact on our business. The licensing requirements within the insurance and insurance agency industry are constantly evolving and we may be subject to more stringent regulatory requirements due to clarification or change in interpretation or implementation of laws and regulations, or promulgation of new regulations or guidelines in China. We may be required to obtain other licenses, permits or approvals, or otherwise comply with additional regulatory requirements in the future. We cannot assure you that we will be able to retain, obtain or renew relevant licenses, permits or approvals in the future. This may, in turn, hinder our business operations and materially and adversely affect our business, results of operations and financial condition.

Examinations and investigations by the PRC regulatory authorities may result in fines and/or other penalties that may have a material adverse effect on our reputation, business, results of operations and financial condition.

From time to time, the CBIRC carries out comprehensive evaluations and inspections of the internal control and financial and operational compliance of PRC insurance agency companies in China. As a participant in the insurance agency industry in China, we are subject to periodic or ad hoc examinations and investigations by various PRC regulatory authorities in respect of our compliance with PRC laws and regulations, which may impose fines and/or other penalties on us. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

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Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements in relation to the VIEs structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, the PRC subsidiaries could be subject to severe penalties or be forced to relinquish their interests in those operations.

We, the PRC subsidiaries and the VIEs face material risks relating to our corporate structure. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by their subsidiaries and through contractual arrangements with VIEs based in China, and this structure involves unique risks to investors. The VIEs structure provides investors with exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and each of the PRC subsidiaries is a foreign-invested enterprise (“FIE”). To comply with PRC laws and regulations, we conduct our business in China through the VIEs pursuant to a series of contractual arrangements among WFOE, the VIEs and its shareholders. See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with the VIEs and its Shareholders.” We, our subsidiaries and the investors do not have an equity ownership in, direct foreign investment in, or control through such ownership or investment of the VIEs. The contractual arrangements with respect to the VIEs are not equivalent to an equity ownership in the business of the VIEs. Any references in this Shell Company Report on Form 20-F to control or benefits that accrue to us and our subsidiaries because of the VIEs are limited to, and subject to conditions for consolidation of, the VIEs under U.S. GAAP. Consolidation of VIEs under U.S. GAAP generally occurs if we or our subsidiaries (1) have an economic interest in the VIEs that provides significant exposure to potential losses or benefits from the VIEs and (2) have power over the most significant economic activities of the VIEs. For accounting purposes, we are the primary beneficiary of the VIEs. In addition, the contractual agreements governing the VIEs have not been tested in a court of law.

We believe that our corporate structure and contractual arrangements comply with PRC laws and regulations. Based on our understanding of the relevant laws and regulations, our PRC counsel, JunHe LLP, is of the opinion that each of the contracts among WFOE, the VIEs and its shareholders is valid, binding and enforceable in accordance with its terms.

However, substantial uncertainties remain regarding the interpretation and application of PRC laws and regulations. PRC government authorities may not agree that we and our subsidiaries’ corporate structure or any of the foregoing contractual arrangements comply with PRC licensing, registration or other regulatory requirements or policies.

If regulators deem we, our subsidiaries and the VIEs’ corporate structure and contractual arrangements to be illegal, either in whole or in part, we may have to modify our corporate structure to comply with regulatory requirements. We and our subsidiaries may not be able to achieve this without materially disrupting their business.

If we, our subsidiaries and the VIEs’ corporate structure and contractual arrangements violate existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking their business and operating licenses;

●	levying fines on us, the PRC subsidiaries;

●	confiscating any of the income generated by us, the PRC subsidiaries that the relevant regulatory authorities deem to be obtained through illegal operations;

●	discontinuing or restricting the operations of us, the PRC subsidiaries in China;

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●	imposing conditions or requirements with which we, the PRC subsidiaries may not be able to comply;

●	shutting down the servers or blocking the applications, APIs, website, SaaS solutions or supporting services of us;

●	requiring us, the PRC subsidiaries to change their corporate structure and contractual arrangements;

●	restricting the right by us, the PRC subsidiaries to collect revenue; and

●	taking other regulatory or enforcement actions that could harm our business.

New PRC laws, rules and regulations may impose additional requirements on us, our subsidiaries and the VIEs’ corporate structure and contractual arrangements. If any of these penalties or requirements causes us and our subsidiaries to lose the rights to direct the activities of the VIEs or their right to receive economic benefits, we will no longer be able to consolidate the VIEs’ financial results in our consolidated financial statements, which could materially adversely affect our business, results of operations and financial condition.

We and the PRC subsidiaries rely on contractual arrangements with the VIEs and the VIEs’ shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

We and the PRC subsidiaries rely on contractual arrangements with the VIEs and its shareholders to operate their business. These contractual arrangements may not be as effective as direct ownership in providing us and the PRC subsidiaries with control over the VIEs.

Because we and the PRC subsidiaries do not have a direct ownership interest in the VIEs, we consolidate our financial results by relying on the performance by the VIEs and its shareholders of their respective obligations under the contractual arrangements with them. The shareholders of the VIEs may not act in the best interests of us and the PRC subsidiaries, or otherwise fail to perform their contractual obligations.

We and the PRC subsidiaries may replace the shareholders of the VIEs pursuant to the contracts with the VIEs and its shareholders. However, if any dispute relating to these contracts or the replacement of the VIEs’ shareholders remains unresolved, we and the PRC subsidiaries must enforce their rights under these contracts under PRC law and be subject to uncertainties in the PRC legal system.

Any failure by the VIEs or its shareholders to perform their obligations under their contractual arrangements with WFOE would materially adversely affect the business, results of operations and financial condition of us and the PRC subsidiaries.

If the VIEs or its shareholders fail to perform their respective obligations under their contractual arrangements with WFOE, we and the PRC subsidiaries may incur substantial costs and expend additional resources to enforce such arrangements. We and the PRC subsidiaries may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. Such remedies may not be effective.

WFOE’s contractual arrangements with the VIEs and its shareholders are governed by PRC laws and provide for the resolution of disputes through arbitrations in the PRC. Accordingly, these contractual arrangements would be interpreted in accordance with PRC laws, and any disputes arising from these contractual arrangements would be resolved in accordance with PRC legal procedures.

Uncertainties in the PRC legal system could limit the abilities of us and the PRC subsidiaries to enforce these contractual arrangements. In the event that we and the PRC subsidiaries cannot enforce the contractual arrangements with respect to the VIEs, or suffer significant delays or other obstacles in enforcing these contractual arrangements, the ability of us and PRC subsidiaries to conduct our business, and our financial condition and results of operations may be materially adversely affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.”

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The VIEs’ shareholders may have potential conflicts of interest with us, the PRC subsidiaries, which may materially adversely affect our business and financial condition.

The interests of the VIEs’ shareholders may differ from the interests of us, the PRC subsidiaries and the VIEs. When conflicts of interest arise, any or all of these individuals may not act in the best interests of us, the PRC subsidiaries, and any conflicts of interest may not resolve in the favor of us, the PRC subsidiaries. In addition, these individuals may breach or cause the VIEs and the PRC subsidiaries to breach or refuse to renew existing contractual arrangements with WFOE.

None of us, the PRC subsidiaries has arrangements to address potential conflicts of interest between these shareholders and any of themselves. We, the PRC subsidiaries rely on these shareholders to abide by the laws of the Cayman Islands and China. These laws provide that directors owe a fiduciary duty to the us to act in good faith and in our best interests and not to use their respective positions for personal gain.

However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we, the PRC subsidiaries cannot resolve any conflict of interest or dispute between any of themselves and the shareholders of the VIEs, we, the PRC subsidiaries will likely rely on legal proceedings, which could disrupt their business and subject them to substantial uncertainty as to the outcome of such proceedings.

Substantial uncertainties with respect to the implementation of the Foreign Investment Law may significantly impact the corporate structure and operations of us, the PRC subsidiaries.

On March 15, 2019, the National People’s Congress published the Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Although the Foreign Investment Law stipulates three forms of foreign investment, it does not explicitly stipulate the contractual arrangements as a form of foreign investment.

The Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment. As a result, the contractual arrangements may be deemed to violate foreign investment access requirements and the interpretation of the above-mentioned contractual arrangements.

Changes in PRC laws and regulations could materially adversely affect the contractual arrangements and the business of us, the PRC subsidiaries. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions by companies with existing contractual arrangements, we, the PRC subsidiaries may face substantial uncertainties as to the timely completion of such actions. We, the PRC subsidiaries could potentially be required to unwind the contractual arrangements and/or dispose the VIEs, which could materially adversely affect our business, results of operations and financial condition.

The bankruptcy or liquidation of the VIEs could materially adversely affect our business and results of operations.

If the VIEs become the subject of a bankruptcy or liquidation proceeding, we and the PRC subsidiaries may lose the ability to use and enjoy assets held by the VIEs. We and the PRC subsidiaries conduct operations in China through contractual arrangements with the VIEs and its shareholders and subsidiaries. As part of these arrangements, the VIEs and its subsidiaries hold substantially all of the assets that are important to the operation of our business.

If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, they may be unable to continue some or all of their business activities, which could in turn materially adversely affect our business, results of operations and financial condition. If the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder their ability to operate their business, and could in turn materially adversely affect our business and results of operations.

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Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

We conduct our business in China and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities following the Acquisition.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

While the Chinese economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on us. Our results of operations and financial condition could be materially and adversely affected by government control over capital investments, foreign investment or changes in applicable tax regulations. In addition, the COVID-19 pandemic may also have a severe and negative impact on the Chinese economy. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for our products and adversely affect our competitive position. Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of our securities to significantly decline or be worthless.

Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

On December 28, 2021, the CAC, jointly with 12 other governmental authorities, promulgated the revised Cybersecurity Review Measures (2021), which became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), critical information infrastructure operators that intend to purchase internet products and services which have or may have an adverse effect on national security must apply for cybersecurity review. Meanwhile, online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review. In the meantime, the governmental authorities have the discretion to initiate a cybersecurity review on any data processing activity if they deem such a data processing activity affects or may affect national security.

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On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data overseas apply to CAC for security assessments if: (1) data processors provide important data overseas; (2) critical information infrastructure operators or data processors process personal information of more than one million individuals provide personal information to overseas parties; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data overseas before applying to the CAC for security assessments. As of the date of this Shell Company Report on Form 20-F, the Measures for the Security Assessment of Cross-Border Transfer of Data has not materially affected our business or results of operations. Since the Measures for the Security Assessment of Cross-Border Transfer of Data was newly enacted, there remain substantial uncertainties about its interpretation and implementation, and it is unclear whether the relevant PRC regulatory authority would reach the same conclusion as us.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, China-based companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

We had been listed on the NASDAQ prior to the implementation of the Overseas Listing Filing Rules. Therefore, we are qualified as a “Stock Enterprise” and are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs according to the Overseas Listing Filing Rules. However, we are required to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for our offerings or listing in offshore stock market other than the stock market of our initial public offering or listing within three business days after the submission of offering application outside mainland China. Failure to comply with the filing requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties, on us, our controlling shareholders, the actual controllers, any person directly in charge and other directly liable persons. Given the uncertainties surrounding the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all, if we conduct listing in other offshore stock markets or follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, or other kinds of equity security in the future.

As of the date of this Shell Company Report on Form 20-F, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC regulatory authorities. However, if it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek approval for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares and ADSs.

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Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We conduct substantially all of operations through the PRC subsidiaries, the VIEs in China. Accordingly, our business, results of operations, financial condition and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources.

While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.

We, the PRC subsidiaries face risks arising from the legal system in China, including risks and uncertainties regarding the interpretation and enforcement of laws and that rules and regulations in China can change quickly with very short notice.

The PRC legal system is based on written statutes. In 1979, the PRC government began to publish a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and often change, and their interpretation and enforcement may raise uncertainties that could limit the reliability of the legal protections available to us, the PRC subsidiaries. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, and which may have retroactive effect. As a result, we may not be aware of violation of these policies and rules until after the violation occurs.

We cannot predict future developments in the PRC legal system. We may need to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect our business, results of operations and financial condition.

Administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we may enjoy. These uncertainties may impede our ability to enforce contracts and could materially adversely affect our business, financial condition and results of operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries or limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect our business and financial condition.

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“Circular 37”). Circular 37 replaced the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted Through Offshore Special Purpose Companies (“Notice 75”), which became effective on November 1, 2005.

Circular 37 stipulates that prior to establishing or assuming control of an offshore company (the “Offshore SPV”), for financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is a beneficial owner of the Offshore SPV must complete prescribed registration procedures with the local branch of SAFE. Pursuant to Circular 37, PRC residents must amend their SAFE registrations under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV or upon any material change in the capital of the Offshore SPV (including a transfer or swap of shares, a merger or division).

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On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (“Notice 13”). Notice 13 states that local PRC banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registration and amendment registration, from June 1, 2015. However, substantial uncertainties remain with respect to the interpretation and implementation of this notice by governmental authorities and banks.

On December 26, 2017, the NDRC issued the Measures for the Administration of Overseas Investment of Enterprises (“Measures 11”), which became effective from March 1, 2018. Measures 11 states that PRC enterprises must obtain approval from the NDRC or file with the NDRC their offshore investments made through controlled Offshore SPVs.

Pursuant to the Measures 11 and the Measures for the Administration of Outbound Investment published by the MOFCOM in September 2014, any outbound investment of PRC enterprises must be approved by or filed with MOFCOM, NDRC or their local branches. State-owned enterprises may also be required to complete approval or filing procedures with state-owned assets supervision and administration authorities with respect to certain outbound direct investments.

We have requested that our current shareholders and beneficial owners who, to our knowledge, are PRC residents complete the foreign exchange registrations and that those who, to our knowledge, are PRC enterprises comply with outbound investment related regulations. However, we may not be fully aware of the identities of beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot guarantee that all of our beneficial owners who are PRC residents will comply with the requirements under Circular 37 or related SAFE rules, or other outbound investment related regulations.

If any of our beneficial owners who are PRC residents fail to comply with Circular 37 or related SAFE rules or other outbound investment related regulations, the PRC subsidiaries could be subject to fines and legal penalties. Failure to comply with Circular 37 or related SAFE rules or other outbound investment related regulations could be deemed as evasion of foreign exchange controls and subject us to liability under PRC law. As a result, SAFE could restrict our foreign exchange activities, including dividends and other distributions made by the PRC subsidiaries to us and our capital contributions to the PRC subsidiaries.

If any of our beneficial owners who are PRC residents fail to comply with Measures 11, the investments of such beneficial owners could be subject to suspension or termination, while such beneficial owners could be subject to warnings or applicable criminal liabilities. Any of the foregoing could materially adversely affect our operations, acquisition opportunities and financing alternatives.

Failure to comply with the registration requirements for employee stock ownership plans or share option plans may subject us and our PRC equity incentive plan participants to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employee of the PRC subsidiaries of overseas companies may submit applications to SAFE or its local branches for foreign exchange registration before exercising rights. Our directors, executive officers and other employees who are PRC residents that have been granted options may follow Circular 37 to apply for foreign exchange registration.

We and our directors, executive officers and other employees who are PRC residents that have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed company, issued by SAFE in February 2012. According to the Notice, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents must register with SAFE through a domestic qualified agent and complete certain other procedures.

Failure to complete SAFE registrations may subject our employees, directors, supervisors and other management members participating in our stock incentive plans to fines and legal sanctions or limit the PRC subsidiaries’ ability to distribute dividends to us. Failure to complete SAFE registrations may also limit our ability to make payments under the share incentive plans or receive dividends or sales proceeds related thereto, or to contribute additional capital into the PRC subsidiaries in China. In addition, we face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

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We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law and may therefore be subject to PRC income tax.

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, as well as its implementation rules effective from January 1, 2008 and amended on April 23, 2019, an enterprise established outside of the PRC with a “de facto management body” in the PRC is considered a resident enterprise and will be subject to a 25% enterprise income tax on its global income. The implementation rules define the term “de facto management body” as an establishment that carries out substantial and overall management and control over the manufacturing and operations, personnel, accounting and properties of an enterprise.

The State Administration of Taxation has issued guidance, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those, such as us, controlled by foreign enterprises or individuals.

However, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should determine the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. We may be considered a PRC tax resident under the new tax law and may become subject to the uniform 25% enterprise income tax on their global income, which could materially adversely affect their results of operations.

Dividends payable to foreign investors and gains on the sale of Class A Ordinary Shares by foreign investors may become subject to PRC tax law.

Under the PRC Enterprise Income Tax Law and its implementing rules, in general, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, in each case to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC.

If we are deemed as a PRC resident enterprise, dividends paid on the Class A Ordinary Shares, and any gain realized from the transfer of the Class A Ordinary Shares, will be treated as income derived from sources within the PRC and be subject to PRC taxation. Furthermore, if we are deemed as a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of the Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties.

If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the Class A Ordinary Shares can claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to non-PRC investors or gains from the transfer of the Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in the Class A Ordinary Shares may decline significantly.

Our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Circular 7”), which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (the “Circular 698”), issued by the State Administration of Taxation on December 10, 2009. Circular 7 sets out a wider scope of indirect transfer of PRC assets that might be subject to PRC enterprise income tax. Circular 7 also includes detailed guidelines regarding when such indirect transfer is considered to lack a bona fide commercial purpose and thus regarded as avoiding PRC tax. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (the “SAT Circular 37”), which came into effect on December 1, 2017 and was amended on June 15, 2018. SAT Circular 37 further clarifies the practices and procedures for withholding non-resident enterprise income tax.

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The conditional reporting obligation of the non-PRC investor under Circular 698 is replaced by a voluntary reporting by the transferor, the transferee or the underlying PRC resident enterprise transferred. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if the company lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, currently at a rate of 10%, and the transferee has an obligation to withhold tax from the sale proceeds.

Gains from the sale of shares by investors through a public stock exchange are not subject to the PRC enterprise income tax pursuant to Circular 7 where such shares were acquired in a transaction through a public stock exchange.

There remains uncertainty as to the application of Circular 7 and the SAT Circular 37. PRC tax authorities may determine that Circular 7 and the SAT Circular 37 are applicable to offshore restructuring transactions or sale of the shares of offshore subsidiaries where non-resident enterprises, as the transferors, were involved. PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request the PRC subsidiaries to assist in the filing.

As a result, our non-resident subsidiaries in such transactions may risk being subject to filing obligations or being taxed under Circular 7 and the SAT Circular 37, unless it can be justified that the transactions are of reasonable business purposes such as group restructuring or other allowed circumstances. Practically, there has been no major transaction of similar nature challenged by the PRC tax authorities. However, given the increasingly tightened tax administration in China and the uncertainties under Circular 7, we cannot assure you that there is no tax reporting or settlement risk for such transactions.

Governmental control of currency conversion may limit the ability of us, the PRC subsidiaries to utilize our net revenues effectively and our ability to transfer cash among the group, across borders, and to investors and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The PRC subsidiaries receive substantially all of their net revenue in Renminbi. Under the current corporate structure, we primarily rely on dividend payments from the PRC subsidiaries to fund any cash and financing requirements we may have.

The Renminbi is convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from or for our onshore subsidiaries. Certain PRC subsidiaries may purchase foreign currency for settlement of “current account transactions” without the approval of SAFE by complying with certain procedural requirements.

However, PRC governmental authorities may limit or eliminate the ability of the PRC subsidiaries to purchase foreign currencies for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Since a significant amount of the PRC subsidiaries’ revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit their ability to utilize cash generated in Renminbi to fund their business activities outside of the PRC or pay dividends in foreign currencies to the shareholders, including holders of the Class A Ordinary Shares. These restrictions may also limit our ability to obtain foreign currency through debt or equity financing for the PRC subsidiaries.

Fluctuations in the value of the Renminbi may materially adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system, and the Renminbi may appreciate or depreciate significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar.

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Significant revaluation of the Renminbi may materially adversely affect your investment. For example, to the extent that we need to convert U.S. dollars received from offshore financing activities into Renminbi for the operations of the PRC subsidiaries, appreciation of the Renminbi against the U.S. dollar would decrease the Renminbi amount that we would have received from the conversion. Conversely, if we, the PRC subsidiaries convert Renminbi into U.S. dollars for the purpose of making payments for dividends on the Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us, the PRC subsidiaries.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this Shell Company Report on Form 20-F, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure. In addition, currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for our fiscal year ended September 30, 2021 and 2022 included elsewhere in this Shell Company Report on Form 20-F, our current auditor OneStop Assurance PAC Singapore (“OneStop”), and WWC, P.C. (“WWC”), which issued the audit reports for the fiscal year ended December 31, 2021 and December 31, 202 with respect to Alpha Mind included elsewhere in this Shell Company Report on Form 20-F, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this Shell Company Report on Form 20-F, Marcum Asia, OneStop and WWC are not included in the list of PCAOB Identified Firms in the Determination Report.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. OneStop’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

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On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risks mentioned above have been heightened.

If our ADSs are subject to a trading prohibition under the HFCA Act or the AHFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s articles include a charter of the CCP, including the text of such charter.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws.

Under the Labor Contract Law, an employer must sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions.

With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the Labor Contract Law. Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds. Employers must apply for social insurance registration and open housing fund accounts for the employees and are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

Certain of the PRC subsidiaries have not made full contributions to social security insurance plans and housing provident fund for our employees in compliance with the relevant PRC regulations. As a result, we may be required to make up the contributions for these plans as well as to pay late fees and fines.

In addition, certain of the PRC subsidiaries provide social security insurance through third-party human resources agencies to pay social insurance premiums and make contributions to housing funds. Under the agreements entered into between the third-party human resources agencies and the PRC subsidiaries and their relevant subsidiaries, the third-party human resources agencies are obligated to pay social insurance premiums and housing funds for employees of these entities. Such arrangement may be deemed as a failure to comply with the relevant PRC laws and regulations which require an employer to pay social insurance premiums and make contributions to housing funds. Furthermore, if the third-party human resource agencies fail to pay the social insurance premiums or housing fund contributions for and on behalf of employees as required under applicable PRC laws and regulations, the PRC subsidiaries and their subsidiaries may be subject to penalties imposed by the local social insurance authorities and the local housing fund management centers for failing to discharge their obligations to pay social insurance and housing funds as an employer. In addition, we have accrued in the financial statements but not made full contributions to the social insurance plans and the housing provident fund for employees as required by the relevant PRC laws and regulations. As of the date of this Shell Company Report on Form 20-F, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard.

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As the interpretation and implementation of these regulations are evolving, employment practices of the PRC subsidiaries may not be at all times deemed in compliance with the regulations. As a result, these entities could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For instance, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without PRC government approval, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. Furthermore, as of the date of this Shell Company Report on Form 20-F, there have not been implementing rules or regulations regarding the application of Article 177, and, accordingly, it remains unclear as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.

Risks Related to the ADSs

The market price for the ADSs may be volatile.

The trading prices of the ADSs have fluctuated significantly and will continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of the ADSs.

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In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including, among others, (i) regulatory developments affecting us, our business partners, third-party service providers, financial institutions, or our industry, (ii) market conditions in the insurance agency industry, (iii) changes in the performance or market valuations of other insurance agency companies, (iv) announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments, (v) actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results, or changes in financial estimates by securities research analysts, (vi) negative publicity about us, our management or our industry, (vii) additions to or departures of our directors and senior management, and (viii) sales or perceived potential sales of additional ordinary shares or ADSs. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

Our ADSs are currently listed for trading on the NASDAQ Global Market. There are a number of requirements that must be met in order for our ADSs to remain listed on the NASDAQ Global Market, including but not limited to the minimum bid price of at least US$1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from NASDAQ. We cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including but not limited to delisting.

An active market for the ADSs may not be maintained.

The ADSs began trading on NASDAQ in November 2019, and we can provide no assurance that we will be able to maintain an active trading market on NASDAQ or any other exchange in the future. If an active market for the ADSs is not maintained, it may be difficult for the ADS holders to sell the ADSs without depressing the market price for the ADSs, or at all. An inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to acquire other businesses or property using our ADSs as consideration.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which the ADS holders purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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Conversion of the convertible notes and exercise of the warrants we issued may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.

The conversion of some or all of the convertible notes and the exercise of some or all of the warrants will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion of the notes and exercise of the warrants could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible notes and warrants may encourage short selling by market participants because the conversion of the convertible notes and the exercise of the warrants could depress the price of our ADSs.

Provisions of the convertible notes we offered could also discourage an acquisition of us by a third party.

Certain provisions of the convertible notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, in terms of the convertible notes we initially offered in July 2020, upon the occurrence of a fundamental change, holders of the convertible notes may require us to redeem their convertible notes at the specified fundamental change repurchase price, which includes a premium. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of the date of this Shell Company Report on Form 20-F, we had 2,837,892,046,400 ordinary shares outstanding, consisting of 2,587,892,046,400 Class A ordinary shares represented by ADSs and 250,000,000,000 Class B ordinary shares. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

We have granted share-based awards to certain management, employees and non-employees. In addition, we adopted a share incentive plan in 2019, or the 2019 Plan, and subsequently introduced a new share incentive plan in 2022, or the 2022 Plan under which we may have the discretion to grant a range of share-based awards to eligible participants. We intend to register all Class A ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares, ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. If we ask for your instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under third amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

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Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act.

Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising out of or relating to our shares, the ADSs or the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the foreign courts against our company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Company Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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Our dual class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual class share structure. As of the date of this Shell Company Report, Golden Stream Ltd., a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group, beneficially owns all of our issued Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Our board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 250,000,000,000 Class B ordinary shares of the Company (the “Shares”). The board of directors has also approved the issuance of the Shares to Golden Stream Ltd. (the “ESOP Platform”), which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this Shell Company Report on Form 20-F, no share-based awards have been granted under the 2022 Plan.

As of the date of this Shell Company Report on Form 20-F, Golden Stream Ltd. beneficially owns 250,000,000,000 Class B ordinary shares representing 49.1% of the aggregate voting power of our company due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Golden Stream Ltd. is holding these shares issued under the Company’s share incentive plan adopted in November 2022 (the “2022 Plan”) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the shares. As a result of the dual class share structure and the concentration of ownership, Golden Stream Ltd. has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. It may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

Our third amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Global Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Global Market corporate governance listing standards.

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. Currently, we follow our home country practices and rely on certain exemptions provided by the NASDAQ Global Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

●	majority of independent directors on our board of directors;

●	a minimum of three members in our audit committee;

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●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

●	regularly scheduled executive sessions of independent directors;

●	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares; and

●	shareholder approval prior to an issuance of securities in connection with (i) acquisition of the stock or assets of another company, (ii) change of control, (iii) equity compensation, and (iv) transactions other than public offerings.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you do not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ Global Market corporate governance listing standards.

There is a significant risk that we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. However, rents derived in the active conduct of a trade or business and received from an unrelated party are considered active income for these purposes. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash generally is a passive asset for these purposes.

Based on the composition of our income and assets and the trading price of our ADSs or Class A ordinary shares, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes for our 2022 taxable year. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

If it is determined we are a PFIC for any portion of our taxable year that is included in the holding period of a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) of our ADSs or Class A ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ADSs or Class A ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more details.

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We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History of FLJ Group Limited

We began our operation through Qingke Fashion Life Service Co., Ltd., or Q&K Fashion, which was established on November 8, 2007 by certain individuals related to our founder and former chief executive officer, Mr. Guangjie Jin, who transferred all voting rights to Mr. Guangjie Jin by proxy agreements. We substantially commenced our apartment rental business in 2012. During the period from 2007 to 2014, Q&K Fashion undertook several rounds of equity financing in the PRC. Mr. Guangjie Jin held more than 50% controlling interests over Q&K Fashion since the date of its incorporation.

On August 2, 2013, Q&K Fashion incorporated Shanghai Qingke E commerce Co., Ltd, or Q&K E-commerce. On March 17, 2015, Q&K E-commerce incorporated Shanghai Qingke Equipment Rental Co., Ltd., or Q&K Equipment Rental. From 2013 to 2015, Q&K Fashion transferred all of its shareholding over Q&K E-commerce to several investors and our founder and former chief executive officer, Mr. Guangjie Jin, allowing the latter to obtain control through majority equity ownership.

To facilitate financing and offshore listing, we underwent a series of reorganization, or the Reorganization as follows. We incorporated Q&K International Group Limited in the Cayman Islands as our offshore holding company in August 2014.

On November 5, 2019, our ADSs commenced trading on the Nasdaq under the symbol “QK.” We raised from our initial public offering, after underwriters exercised their over-allotment option in full, approximately US$44.5 million in net proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We changed our company name from “Q&K International Group Limited” to “FLJ Group Limited”, effective on September 13, 2022. In addition, our ADSs began trading under the new ticker symbol “FLJ” on the NASDAQ effective on September 26, 2022.

The Disposal

On October 31, 2023, FLJ Group Limited entered into an equity transfer agreement to sell all of its equity interest in Haoju to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong for nominal consideration (the “Disposal”). The Disposal was completed on the same date. As a result of the Disposal, FLJ Group Limited no longer conducts the long-term apartment rental business.

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The Acquisition

On November 22, 2023, FLJ Group Limited entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s then shareholders to acquire all of the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 or RMB equivalent. The purchase price is payable in the form of promissory note (collectively, the “Notes”). The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. For more details, see “Item 3. Key Information—D. Risk Factors-Risks Related to our Business and Industry— If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.”

The Acquisition was completed on December 28, 2023, upon which Alpha Mind become a wholly-owned subsidiary of FLJ Group Limited and we assumed and began conducting the principal business of Alpha Mind.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure upon consummation of the Acquisition.

Our principal executive offices are located at Room 1610, No.917, East Longhua Road, Huangpu District, Shanghai, 200023, People’s Republic of China. Our telephone number at this address is +86-21-6417-9625. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1 1111, Cayman Islands.

Corporate History of Alpha Mind and Its Consolidated Entities

Alpha Mind Technology Limited (“Alpha Mind”) is a holding company incorporated on April 17, 2023 under the laws of British Virgin Islands. Alpha Mind has no substantive operations other than holding all of the outstanding share capital of Alpha Mind Technology Limited (“Alpha Mind HK”), which is also a holding company incorporated in Hong Kong on October 19, 2021. Alpha Mind operates as an agency to sell insurance products in the PRC, through the VIEs, Huaming Insurance Agency Co., Ltd (“Huaming Insurance”), which was established on March 7, 2014, and Huaming Yunbao (Tianjin) Technology Co., Ltd (“Huaming Yunbao”), which was established on May 8, 2015. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIEs and Their Shareholders” for details.

On April 13, 2022, Alpha Mind HK became the sole shareholder of Jiachuang Yingan (Beijing) Information & Technology Inc. (“Jiachuang Yingan”, or the “WFOE”), a company incorporated in China on August 2, 2019. Jiachuang Yingan entered into a series of contractual arrangements with Huaming Insurance and Huaming Yunbao and the shareholders of Huaming Insurance and Huaming Yunbao, through which Alpha Mind obtained control and became the primary beneficiary of Huaming Insurance and Huaming Yunbao. As a result, Huaming Insurance and Huaming Yunbao became Alpha Mind’s VIEs.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.qk365.com. The information contained on our website is not a part of this Shell Company Report on Form 20-F.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

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B.	Business Overview

Overview

We are a professional insurance agency which provides a wide variety of insurance products in China. We are committed to providing insurance purchasers with comprehensive services, spanning from application to claim settlement, through our professional and dedicated approach. Since our establishment in 2014, initially specializing in automobile insurance, we have accumulated substantial expertise and successfully expanded our insurance product portfolio to encompass a wide range of offerings. These include life, health, group accident, and various other property-related insurances.

Leveraging the growing ubiquity of mobile internet, we introduced our cutting-edge SaaS platform in 2023. This technological advancement has significantly streamlined and popularized our insurance agency business, enhancing accessibility and convenience for our customers.

With our strong foundation and unwavering commitment to excellence, we are confident in our ability to maintain a prominent position in the thriving Chinese insurance agency market. Furthermore, we are well-positioned to leverage our professional services and innovative technology, enabling us to emerge as a leader in China’s insurance agency sector. We are principally engaged in the insurance agency business primarily through a “Business to Business to Consumer,” or B2B2C, model. We offer a wide variety of insurance products underwritten by major insurance companies in China to insurance purchasers and generate revenue from commissions from the insurance companies, typically based on a percentage of the premium paid by insurance purchasers. For 2021 and 2022 and the six months ended June 30, 2023, we sold more than 799,444, 4,162,277 and 2,700,509 insurance policies with an aggregate premium of approximately RMB1,883.9 million, RMB2,170.6 million and RMB1,076.8 million, and achieved revenue of RMB290 million (US$44.9 million) RMB319 million (US$47.4 million and RMB133 million (US$19.2 million, respectively.

We sell insurance policies primarily through a network of external referral sources, which comprised more than one referral service provider, more than 857 external registered sales representatives and 197 strategic channel partners as of June 30, 2023, as well as through our in-house sales force. As of June 30, 2023, we had branch coverage in 17 cities in 11 provinces, autonomous regions and municipalities in China and had established collaborative relationships with 17 insurance companies and approximately 113 of their branches in China.

We primarily operate in China’s insurance market. According to CBIRC, the total insurance premium in China reached approximately RMB4.7 trillion in 2022, increased by 4.6% from approximately RMB4.5 trillion in 2021. The insurance premium from property related insurance reached approximately RMB1.3 trillion, increased by 8.9% from approximately RMB1.2 trillion in 2021. We expect the growth of China’s insurance market to continue, and the competition among insurance agencies to intensify.

Our Insurance Agency Business

We launched our insurance agency business in 2014. We specialized in distributing automobile insurance policies at the earlier stage of our business and subsequently expanded our insurance product portfolio to include other types of insurance including life, health, group accident and other property related insurances. In 2022, insurance premium from property related insurance accounted for approximately 93.9% of the total insurance premium from our insurance policies sold.

We generate revenue from our insurance agency business primarily through collecting commissions from insurance companies for successful sales of their insurance products, which are typically based on a percentage of the premium paid by insurance policy purchasers. The commission rates are typically set by insurance companies and vary for different product types, different insurance companies and different geographic regions in which the insurance products are sold. The commission rates are also subject to adjustments by insurance companies from time to time based on their expectation on profits, consumer demand for insurance products in the market, the availability and pricing of comparable products from other insurance companies, regulatory requirements and governmental policies, and other factors that affect insurance companies at the relevant time. In this connection, our average commission rates also varied between different cities in which we operate our insurance agency business, and for the years ended 2021 and 2022 and the six months ended June 30, 2023, our by-city average commission rates ranged from 11% to 32%, 11% to 34% and 9% to 35%, respectively, while our overall average commission rate was 16%, 16% and 14%, respectively.

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Our SaaS Platform

In 2023, capitalizing on the growing prevalence of mobile internet, we introduced our SaaS platform to enhance our insurance agency business. The implementation of our SaaS platform has allowed us to offer more comprehensive services and expand our reach from offline to online customers. This innovative platform has several key advantages that further augment our services:

●	Insurance product front – The SaaS platform seamlessly connects with insurance companies’ system, granting us access to their extensive product offering database. This capability enhances our capability to identify and recommend the most suitable insurance product based on the specific needs of end customers.

●	Employee front – Through the SaaS platform, individuals aspiring to become insurance agents can easily submit their applications to us. This streamlined process enables us to expand our sales team while minimizing costs.

●	Training front – Our SaaS platform offers a wide range of comprehensive online training courses to our insurance agents. This valuable resource helps enhance their technical expertise and sales acumen, ultimately improving their overall performance.

●	End customer front – The SaaS platform provides our end customers with a host of support services, including round-the-clock online customer service and efficient claim settlement assistance. Additionally, it empowers us to identify and target potential customers, enabling us to channel our sales efforts more effectively.

Our Insurance Products

We primarily offer automobile insurance and other property related insurance products underwritten by major insurance companies in China. For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023, revenue arising from the sales of automobile insurance and other property related insurance products amounted to RMB264.3 million, RMB299.7 million and RMB129.7 million, representing 91.2%, 93.9% and 97.5% of our total revenue, while revenue arising from the sales of other types of insurance products such as life, health and group accident insurance amounted to RMB25.6 million, RMB19.5 million and RMB3.3 million, representing 8.8%, 6.1% and 2.5% of our total revenue, respectively.

For 2021 and 2022 and the six months ended June 30, 2023, we sold 799,444, 4,162,277 and 2,700,509 insurance policies of various insurance companies, respectively. Our insurance policies generally have a term of one year. These policies are underwritten by insurance companies directly, and we are not a party to the insurance policy or other agreements with the purchasers of the policies.

Our Business Partners

We cooperate with a variety of business partners in conducting our businesses, including customers and suppliers in our insurance agency business.

Our customers for the insurance agency business are major insurance companies in China, which we consider as our insurance company partners. As of June 30, 2023, we had established business relationships with 17 insurance companies.

We conduct regular visits to, and organize periodic marketing events for insurance companies, including their headquarters and their branches in different regions, to promote our insurance agency services and introduce our business model and the functionalities of our SaaS platform, particularly on how they facilitate end consumers reach, user experience and transaction efficiency. Our senior management and marketing department at headquarters maintain close communications with the headquarters of major insurance companies. We also invite insurance companies to visit our headquarters and branches to demonstrate our business operations, flows and strengths.

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Our suppliers primarily include external referral sources which we consider as our distribution channel partners. As of June 30, 2023, we had established business relationships with 197 distribution channel partners.

We engage external referral sources in different geographic locations of various types of businesses. We select our external referral sources based on various criteria, including their reputation, consumer flows, industry experience, operational track record and previous relationship with us. We require our external referral sources to obtain necessary licenses and certificates required to conduct their relevant business.

Our End Customers

We sell the insurance products primarily to individual end consumers. We are not a party to the insurance policies underwritten by insurance companies, and generally do not enter into any agreements with our end consumers. We actively promote insurance products we carry to end consumers. Through our marketing network, we contact potential end consumers with our target demographics on a regular basis. We also keep track of our end consumers who bought insurance products from us.

Sales and Marketing

We focus our marketing efforts on engaging insurance companies, sales channel partners and end customers. We have a dedicated marketing team at our headquarters, which formulates and executes our overall sales, marketing and branding strategies.

Our service personnel at local branches visit our insurance company partners regularly to promote our services and products and hold educational seminars and networking events to attract end customers and build our brand recognition. We also promote our products and services by attending conferences and industry exhibitions and through word-of-mouth referrals. We also utilize targeted advertisement placements on the Internet and social media platforms to increase brand exposure, build trust among potential end customers and improve end customer conversion.

Competition

We face competition principally from other insurance agency companies, including:

●	large insurance agency companies;

●	online insurance agency platforms; and

●	insurance companies’ direct online sales platforms.

We may face new competition as we introduce new services, as our existing services evolve, or as other companies introduce new services.

While the insurance agency industry is evolving rapidly and is becoming increasingly competitive, we believe that we compete favorably because of our strong technology and infrastructure capabilities, deep connections with insurance companies and strong marketing capabilities].

Intellectual Property

We seek to protect our intellectual property through a combination of patent protection, copyrights, trademarks, service marks, domain names, trade secret laws, confidentiality procedures and contractual restrictions.

As of the date of this Shell Company Report on Form 20-F, we had one copyright, one domain name and one trademark registered in China. Our intellectual properties are complementary and indispensable to each other to form the basis of our services and solutions and our operational systems. We intend to file additional intellectual property applications as we continue to innovate through our research and development efforts, and to pursue additional intellectual property protection to the extent we deem it beneficial and cost-effective.

We enter into confidentiality agreements with our key employees. In addition, the cooperation agreements that we enter into with our business partners include confidentiality provisions.

For additional information about our intellectual property and associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.”

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Seasonality

We generally experience a lower transaction volume for our insurance agency business during the first quarter of a given year due to holiday seasons in China, and remain relatively stable for the remaining threequarters of the year.

Regulations

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, rules and regulations relevant to our business and operations in the PRC.

Regulation of Insurance Agencies

The principal regulation governing professional insurance agencies is the Provisions on the Regulation of Insurance Agencies, effective from January 1, 2021. The Provisions on the Regulation of Insurance Agencies regulate market access, operating rules, market exit, monitoring and inspection, and legal obligations for insurance agencies.

According to the Provisions on the Regulation of Insurance Agencies, “insurance agencies” refers to organizations or individuals that are entrusted by an insurance company and collect commissions from the insurance company to handle the insurance business on an agency basis within the scope authorized by the insurance company, including professional insurance agencies, sideline insurance agencies and individual insurance agents.

To establish a professional insurance agency, the minimum registered capital depends on its business region. For professional insurance agencies whose business regions are not limited to the province, autonomous region, municipality directly under the central government, or city specifically designated in the state plan where they are registered, the minimum registered capital should be RMB50 million, while for those operating within the province, autonomous region, municipality directly under the central government, or city specifically designated in the state plan where they are registered, the minimum registered capital should be RMB20 million. The registered capital of a professional insurance agency must be paid-in monetary capital. An insurance professional agency must obtain an Insurance Agent Operating License.

A professional insurance agency may engage in the following insurance agency businesses:

●	selling insurance products on behalf of the insurer principal;

●	collecting insurance premiums on behalf of the insurer principal;

●	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

●	other business activities specified by the CBIRC.

According to the Notice to Overhaul Chaotic Auto Insurance Market (the “Overhaul Notice”), promulgated by the CIRC on July 6, 2017, all property insurance companies must intensify their compliance management and control of vehicle insurance intermediary businesses, and comply with authorization and management responsibilities applicable to intermediaries and individuals. Property insurance companies may not entrust any institution without lawful qualification to conduct insurance sale activities, or pay vehicle insurance service charges to unqualified institutions, directly or in a disguised way.

Property insurance companies may not entrust or permit any cooperative intermediary to delegate vehicle insurance agency rights to any other institution. A property insurance company may entrust a third-party internet platform to provide webpage-linking services, but may not entrust or permit any third-party internet platform without a lawful qualification as an insurance intermediary to engage in insurance sale activities on its website, including trial calculations of insurance premiums, price quotations and comparisons, business promotions and fund payments.

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Property insurance companies must submit for approval of the terms and premium ratios for vehicle insurance. Any property insurance company, insurance intermediary or individual may not grant or undertake to grant benefits not specified in an insurance contract to the policyholder or the insured, including by returning cash or providing prepaid cards, negotiable securities, insurance products, coupons or other property, or offsetting premiums by reward points or exchanging reward points for goods. Property insurance companies, insurance intermediaries or individuals may not pay interest or benefits not specified in an insurance contract in a disguised way such as by allowing the insured to participate in a promotional campaign organized by any other institution or individual.

According to the Guiding Opinions on Implementation of the Comprehensive Reform of Vehicle Insurance promulgated by the CBIRC on September 2, 2020, insurance companies and intermediaries will be under simultaneous investigation and handling in the vehicle insurance field, to severely crack down on the illegal acts such as obtaining service charges by fabricating intermediary business, issuing false invoices and bundled sales. In addition, it is imperative to promote insurance companies and intermediaries to improve the connection of information systems, to regulate the settlement and payment of service charges, and prohibit the advance payment by sales personnel. Insurance intermediaries are prohibited from carrying out non-local vehicle insurance business.

Pursuant to the Administrative Measures for Insurance Sales Activities (Draft for Comment) issued by the CBIRC on July 19, 2022, insurance companies and insurance intermediaries shall not engage in insurance sales practices beyond the scope of business and regional scope approved by the law and regulatory system as well as regulatory agencies. Insurance sales personnel shall not engage in insurance sales practices beyond the scope of authorization of their respective institutions. Insurance companies and insurance intermediaries should strengthen the management of insurance sales channel business, implement the responsibility for insurance sales channel business compliance, improve the supervision of insurance sales channel compliance, and shall not use the insurance sales channel to carry out illegal and irregular activities.

Qualification Management for Practitioners of Insurance Agencies

Based on the Provisions on the Regulation of Insurance Agencies, the CBIRC is authorized by law and the State Council to exercise centralized supervision and administration competence over practitioners of insurance agencies by category. Under the Provisions on the Regulation of Insurance Agencies, the term “practitioners of insurance agencies” refers to individuals of insurance agencies who engage in sale of insurance products or the relevant loss survey.

Based on the Provisions on the Regulation of Insurance Agencies, the Circular of the China Insurance Regulatory Commission on Issues concerning the Administration of Insurance Intermediary Practitioners promulgated by the CIRC on August 3, 2015 and Notice on Cancelling and Adjusting a Group of Administrative Approval Items promulgated by the CIRC on August 7, 2015, prior to practice of practitioners of insurance agencies, the employer should file practice registration information for such personnel on the CBIRC insurance intermediaries monitoring information system, without requiring a qualification certificate as a prerequisite for practice registration management.

Professional insurance agencies, including us, are obligated to monitor the sales activities of the salespersons and restrict and prohibit the misconduct of such insurance sales practitioners employed by or cooperated with such professional insurance agencies. Any failure to do so may result in rectification orders, penalties or fines to the practitioners of insurance agencies and the professional insurance agencies themselves.

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Regulation of Internet Insurance

On December 7, 2020, CBIRC issued Measures for the Regulation of Internet Insurance Businesses (the “Internet Insurance Measures”). Pursuant to the Internet Insurance Measures, no institutions or individuals other than insurance institutions, which refer to insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries, may engage in the internet insurance business. Under the Internet Insurance Measures, an insurance institution may sell insurance products or provide insurance brokerage services via the Internet and self-service terminal equipment, so that consumers can independently learn the product information and complete insurance purchase on their own through such insurance institution’s self-operated network platform or the self-run network platforms of other insurance institutions. However, the insurance application pages must belong to the self-run network platform of such insurance institution. “Self-operated online platforms” refer to online platforms set up by insurance institutions with independent operation and complete data authority. Self-operated online platforms shall effectively isolate from its affiliated parties such as shareholders, actual controllers and senior executives of the company in such aspects as finance, business, information system and customer information protection etc.

An insurance institution conducting Internet insurance businesses and its self-operated network platform shall meet the following conditions:

●	the place of service access is within the territory of the PRC;

●	it shall meet the provisions of the relevant laws and regulations and the qualification requirements of the competent authority of the relevant industry;

●	it shall have an information management system and core business system supporting the operation of Internet insurance businesses, which shall be effectively isolated from other irrelevant information systems of the insurance institution;

●	it shall have sound cybersecurity monitoring, information notification and emergency response mechanisms, as well as sound cybersecurity protection means such as boundary protection, intrusion detection, data protection and disaster recovery;

●	it shall implement the national graded protection system for cybersecurity, carry out record-filing of the grading of cybersecurity, regularly carry out graded protection assessment, and implement security protection measures for the corresponding grades;

●	it shall have a legal and compliant marketing model and establish an operation and service system that meets the operation needs of Internet insurance, meets the characteristics of Internet insurance users and supports the service coverage regions;

●	it shall establish or specify an Internet insurance business management department, equip itself with corresponding professionals, designate a senior executive to serve as the person in charge of Internet insurance businesses, and specify the persons in charge of the self-run network platforms respectively;

●	it shall have a sound management system and operating procedures for Internet insurance businesses;

●	an insurance company shall, in carrying out Internet insurance sales, comply with the relevant provisions of the CBIRC on the regulatory evaluation for solvency and protection of consumers’ rights and interests;

●	a professional insurance intermediary shall be a national agency, and its business regions are not limited to the province where its head office is registered, and shall comply with the relevant provisions of the CBIRC on the classified regulation of professional insurance intermediaries; and

●	it shall meet other conditions prescribed by the CBIRC.

According to the Internet Insurance Measures, “Internet insurances companies” can be established upon special approval by the CBIRC and registered in accordance with the law without establishing branches and specialize in carrying out Internet insurance business nationwide in order to promote the integration and innovation of insurance business with the Internet, big data and other new technologies. An Internet insurance company shall not sell insurance products offline or through other insurance institutions.

In addition, an Internet enterprise is allowed to use the self-operated network platform to sell Internet insurance products and provide insurance services as an insurance agent, provided that such Internet enterprise shall obtain the insurance agency operating license for operating insurance agency business.

Non-insurance institutions may not carry out Internet insurance business, including but not limited to the following commercial acts: (i) providing consulting services for insurance products; (ii) comparing insurance products, trial calculation of insurance premiums and comparing quotations; (iii) designing insurance purchase plans for insurance applicants; (iv) going through insurance purchase formalities on behalf of clients; and (v) collecting insurance premiums as an agent.

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The Internet Insurance Measures provides that the CBIRC and its local offices are responsible for the development of the regulatory system for Internet insurance business in an overall manner, and the CBIRC and its local offices shall, in accordance with the division of regulatory work for insurance institutions, implement daily monitoring and regulation of Internet insurance business.

Regulation of Services Provided by Professional Insurance Agency and Its Practitioners

Based on the Provisions on the Regulation of Insurance Agencies, professional insurance agencies and practitioners may not take the following deceptive actions in insurance agency activities:

●	deceiving the insurer, applicant, the insured or beneficiary;

●	concealing important information relating to the insurance contract;

●	obstructing the applicant to perform his/her obligation of disclosure, or inducing him/her not to perform his/her obligation of disclosure;

●	giving or promising to give the applicant, the insured or the beneficiary benefits other than those stipulated in the insurance contract;

●	coercing, inducing or restricting the applicant to enter into an insurance contract by taking advantage of his/her administrative power, position or the advantage of his/her occupation or by other unfair means;

●	forging or altering an insurance contract without authorization, or providing false supporting materials for the parties to an insurance contract;

●	misappropriating, withholding or occupying insurance premiums or insurance benefits;

●	seeking improper benefits for other institutions or individuals by taking advantage of his/her business;

●	defrauding the insurance benefits by colluding with the applicant, the insured or beneficiary; or

●	disclosing business secrets of the insurer, the applicant or the insured known in the business activities.

A professional insurance agency may not sign insurance contracts on behalf of a contributor. On April 2, 2019, the CBIRC issued a Notice to Rectify the Irregularities in the Insurance Intermediary Market (the “Rectify Notice”), requiring all insurance companies and insurance intermediaries to conduct self-inspections to determine whether their practices violate relevant regulations.

According to the Rectify Notice, among other matters, insurance intermediaries and insurance agencies must rectify any non-compliance practices, such as granting or undertaking to grant policyholders, insured parties or beneficiaries benefits other than those agreed in the insurance contracts, failure to register the sales persons engaged by the insurance intermediaries with the CBIRC’s Insurance Intermediaries Regulatory Information System, or hiring sales person with bad conduct or who do not have professional knowledge necessary for insurance sales. As of the date this proxy statement/prospectus, CCT has completed the applicable rectification measures.

On June 23, 2020, the CBIRC further issued the Notice to Follow-up Review of the Rectification of Market Chaos in Banking and Insurance Industries (the “Review Notice”), requiring all banking and insurance institutions to carry out strict self-examination and self-rectification. According to the Review Notice, among other matters, insurance companies and insurance intermediaries must rectify any non-compliance practices, such as misleading consumers to buy insurance products by making false publicity on the grounds that the sales of insurance products are about to be stopped or the premium rates are about to be adjusted, maliciously misleading or instigating clients to cancel insurance policies, making consumers suffer from unnecessary losses of contractual rights and interests, or disclosing client information in violation of regulations. CCT has completed the self-examination and self-rectification work and reported the same to the CBIRC.

Regulations Relating to Foreign Investment

Companies established and operating in the PRC shall be subject to the Company Law of the PRC, or the PRC Company Law, which was promulgated on December 29, 1993 and newly amended on December 28, 2013 and October 26, 2018. The PRC Company Law provides general regulations for companies set up and operating in the PRC, including foreign-invested companies. Unless otherwise provided in the PRC foreign investment laws, the provisions in the PRC Company Law shall prevail.

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Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List, the latest version of which was promulgated by the NDRC and the PRC Ministry of Commerce, or the MOFCOM on June 23, 2020 and became effective as of July 23, 2020 and Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, the latest version of which was promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective as of January 27, 2021. The Negative List and the Encouraging Catalogue jointly categorize the industries into three categories: encouraged industries, restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable PRC regulations. The Negative List expands the scope of permitted industries by reducing the number of industries that fall within the previous negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.

The Foreign Investment Law became effective on January 1, 2020 and has replaced the trio of three previous laws regulating foreign investment in China, or the Three FIE Laws, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, as the legal foundation for foreign investment in the PRC. Generally speaking, the PRC Company Law or the PRC Partnership Law shall apply with respect to an FIE’s organization. This is aimed to put an end to any discrepancy between the Three FIE Laws and the Company Law.

The Foreign Investment Law mainly stipulates four forms of foreign investors, which includes: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within PRC; and (d) foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. Compared with the Three FIE Laws, the Foreign Investment Law is profoundly different in the following aspects:

●	Application of a pre-establishment national treatment. According to the Foreign Investment Law, the PRC governments shall govern foreign investment according to the system of pre-establishment national treatment, which requires treatment given to foreign investors and their investments during the market access stage shall not be inferior to treatment afforded to PRC domestic investors and their investment except where a foreign investment falls into the orbit of the Negative List.

●	Application of an updated Investment Management. Pursuant to the Foreign Investment Law, the State shall establish a foreign investment information report system. Foreign investors or FIEs shall submit investment information to the competent department for commerce through the enterprise registration system and the enterprise credit information publicity system. The content and scope of information subject to the reporting obligations shall be determined under the principle of necessity. In addition, the State shall establish a security review system for foreign investment, under which a security review shall be conducted for any foreign investment affecting or having the possibility to affect the state security.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their policy commitments to the foreign investors and perform all contracts entered into in accordance with the law; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; foreign investors’ funds are allowed to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment; and providing an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign-invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

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On December 12, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law, or the Implementation Regulations, which simultaneously came into force with the Foreign Investment Law from January 1, 2020. The Implementation Regulations provides specific operation rules for the principles of investment protection, investment promotion and investment management in the Foreign Investment Law.

Regulation of Foreign Investment in the Insurance Brokerage and Insurance Agency Industry

Pursuant to the Announcement of the China Insurance Regulatory Commission on Permitting Foreign Insurance Brokerage Companies to Establish Solely Foreign-invested Insurance Brokerage Companies, effective from December 11, 2006, in accordance with the related commitments of China for accession to the WTO, foreign insurance brokerage companies may establish wholly foreign-funded insurance brokerage companies in accordance with PRC laws and there are no restrictions other than those on establishment conditions and business scope. Pursuant to the Notice of the China Banking and Insurance Regulatory Commission on Widening the Scope of Business of Foreign-funded Insurance Brokerage Companies issued on and effective from April 27, 2018, foreign-funded insurance brokerage institutions that have obtained insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the same businesses as a PRC domestic insurance brokerage company.

Pursuant to the Public Announcement of the China Insurance Regulatory Commission on Relevant Matters Concerning the Application of the Insurance Agencies in Hong Kong and Macao for Establishing Solely-Invested Insurance Agencies in the Mainland issued on December 26, 2007, from January 1, 2008, local professional insurance agencies in Hong Kong or Macao which meet the requirements may apply for the establishment of solely-invested insurance agencies in the mainland of the PRC. Pursuant to the Supplements and Amendments VIII to the Mainland’s Specific Commitments on Liberalization of Trade in Services for Hong Kong and the Supplements and Amendments VIII to the Mainland’s Specific Commitments on Liberalization of Trade in Services for Macao, qualified insurance brokerage institutions in Hong Kong or Macao may establish solely-invested insurance agencies in Guangdong province (including Shenzhen) for practicing within Guangdong province. Pursuant to the Notice of the China Banking and Insurance Regulatory Commission on Allowing Overseas Investors to Operate Insurance Agent Business in China, effective from June 19, 2018, overseas insurance agency entities operating an insurance agency business for three or more years outside China and foreign-funded insurance companies in China which have operated for three or more years may apply to CBIRC to establish a foreign-invested insurance agency within China.

Regulations Relating to Foreign Investment in the Value-added Telecommunication Services

The Telecommunications Regulations of the People’s Republic of China, which was promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, categorizes all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. Further, according to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and last mended by the MIIT on December 28, 2015, information services provided via fixed network, mobile network and Internet fall within value-added telecommunication services.

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as last amended on February 6, 2016, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These administrative rules require a foreign-invested value-added telecommunications enterprises in mainland China to be established as Sino-foreign joint ventures, which the foreign investors may acquire up to 50% of the equity interest of such enterprise.

In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form, and from providing any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

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Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was further amended on August 27, 2009 and October 25, 2013. Under the Consumer Protection Law, any business operator providing a commodity or service to a consumer is subject to certain mandatory requirements, including the following:

●	to ensure that commodities and services up to certain safety requirements;

●	to protect the safety of consumers;

●	to disclose serious defects of a commodity or a service and to adopt preventive measures against occurrence of damage;

●	to provide consumers with accurate information and to refrain from conducting false advertising;

●	to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

●	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

●	to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

●	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators in China may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering apology and compensation for any loss thus incurred to the consumer. The following penalties may also be imposed by relevant governmental agencies upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court in China enacted the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further enhances the liabilities of business operators engaged in the operation of accommodation, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

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Regulation of Anti-money laundering

Based on the Circular on Strengthening Work of Anti-Money Laundering in Insurance Industry, promulgated on August 10, 2010 by the CIRC, and Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, effective from October 1, 2011, the CBIRC organizes, coordinates and directs policies concerning anti-money laundering in the insurance industry. Under these measures, insurance companies, insurance asset management companies, professional insurance agencies and insurance brokers are required to materially improve their anti-money laundering related internal control competence on the basis of real-name policy issuance and on the principle of complete customer materials, traceable transaction records and regulated funds operation.

Based on provisions of the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, insurance companies carrying out the insurance business via professional insurance agencies or financial institution-based insurance joint offering agencies must include anti-money laundering provisions in their cooperation agreements. Professional insurance agencies and brokers must establish anti-money laundering internal control systems and prohibit equity investments with funds from illicit sources.

Senior management personnel of professional insurance agencies and brokers must be versed in anti-money laundering laws and regulations. Professional insurance agencies and brokers must provide anti-money laundering training and education, properly manage major money laundering cases involving itself, facilitate anti-money laundering monitoring and inspection, administrative investigation and investigation of criminal activities involving money laundering, and keep confidential any information related to lawful anti-money laundering initiatives.

Regulations relating to Information Security and Censorship

Internet content in China is also strictly regulated and restricted from a state security standpoint. Pursuant to the Decision Regarding the Protection of Internet Security enacted by the SCNPC on December 28, 2000, which was amended on August 27, 2009, any attempt to undertake the following actions may be subject to criminal punishment in China:

●	gaining improper entry into a computer or system of national strategic importance;

●	disseminating politically disruptive information;

●	leaking government secrets;

●	spreading false commercial information; or

●	infringing intellectual property rights.

The MPS has also promulgated a series of measures that prohibit the use of the internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The MPS and its local counterparts have supervision and inspection powers in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an internet information service provider violates these measures, the PRC government may revoke its license and shut down its website. In 1997, the MPS issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, which was amended by the State Council on January 8, 2011 and prohibited using internet in ways which, among others, resulted in a leakage of state secrets or spreading of socially destabilizing content.

Moreover, on December 7, 2016, the SCNPC promulgated the Cybersecurity Law of the People’s Republic of China, which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in contravention of the laws or agreements between both parties.

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Regulations relating to Protection of User Identity and Information

The security and confidentiality of information on the identity of internet users are also highly regulated in China. The Internet Information Service Administrative Measures promulgated by the State Council requires internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the MPS promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Moreover, the Rules for Regulating the Market Order of Internet Content Services, which was promulgated in December 2011, further enhances the protection of internet users’ personal information by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of their users.

In December 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, promulgated the Provisions for the Protection of Telecommunication and Internet User Personal Information, or the Provisions for the Protection of Person Information. According to the Provisions for the Protection of Person Information, under which Internet information service providers are subject to strict requirements to protect personal information of internet users, including: if a network service provider wishes to collect or use personal information, such personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and de register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. Pursuant to the Provisions for the Protection of Person Information, in broad terms, that violators may face warnings, fines, public exposure and, in the most severe cases, criminal liability.

Regulations relating to Mobile Internet Applications Information Services

In China a mobile internet application is governed by the Provisions on the Administration of Mobile Internet Application Information Services, or the Provisions on Administration of Application, as promulgated by the Cyberspace Administration of PRC on June 28, 2016 and became effective on August 1, 2016.

Pursuant to the Provisions on Administration of Application, application information service providers shall obtain the relevant qualifications as required by laws and regulations, strictly implement their information security management responsibilities, and carry out the duties including to establish and complete user information security protection mechanism, to establish and complete information content inspection and management mechanisms, to protect users’ right to know the right to choose in the process of usage, and to record users’ daily information and preserve it for sixty (60) days.

Regulation Relating to Intellectual Property

The Copyright Law

PRC has enacted various laws and regulations relating to the protection of copyright. PRC is a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works in October 1992, the Universal Copyright Convention in October 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

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The Copyright Law of the PRC (2010 Revision), or the Copyright Law, which was promulgated on September 7, 1990 and subsequently amended on October 27, 2001 and February 26, 2010 and the Implementation Regulation of the Trademark Law of the PRC promulgated by the State Council on August 2, 2002 and further amended on January 8, 2011 and January 30, 2013 provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promotes the development and prosperity of Chinese culture.

Pursuant to the Computer Software Protection Regulations, as promulgated by the State Council on December 20, 2001, and most recently amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Regulations for Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

The Trademark Law

Trademarks are protected by the Trademark Law of the People’ Republic of China (2013 Revision) which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013 respectively as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and further amended on April 29, 2014. In China, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certification trademarks.

The Trademark Office under the SAMR, handles trademark registrations and grants a term of ten years to registered trademarks. Trademarks are renewable every ten years where a registered trademark needs to be used after the expiration of its validity term. A registration renewal application shall be filed within 12 months prior to the expiration of the term. A trademark registrant may license its registered trademark to another party by entering into a trademark license contract. Trademark license agreements must be filed with the Trademark Office to be recorded. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities. As with trademarks, the PRC Trademark Law has adopted a “first come, first file” principle with respect to trademark registration. Where the trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

The Patent Law

According to the Patent Law of the People’s Republic of China (2008 Revision) promulgated by the SCNPC, and its Implementation Rules (2010 Revision) promulgated by the State Council, the State Intellectual Property Office of the PRC is responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

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Domain Names

On May 29, 2012, the China Internet Network Information Center, or the CNNIC issued the Implementing of the Rules for China Internet Network Information Center Domain Name Registration (2012 Revision), setting forth detailed rules for registration of domain names. The MIIT promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measures on August 24, 2017, which became effective on November 1, 2017. According to the Domain Name Measures, domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC Internet domain names. The domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

Foreign currency exchange in China is primarily governed by the Foreign Exchange Control Regulations of the PRC, or the Foreign Exchange Administration Rules, promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by the State Administration of Foreign Exchange, or the SAFE and other relevant PRC government authorities. Under the Foreign Exchange Administration Rules, the RMB is freely convertible into other currencies for routine current account items, including distribution of dividends, payment of interest, trade and service related foreign exchange transactions. The conversion of RMB into other currencies for most capital account items, such as direct equity investment, overseas loan, and repatriation of investment, however, is still regulated. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in settlement and sale of foreign exchange pursuant to relevant rules and regulations of the State. For foreign exchange proceeds under the capital accounts, approval from the SAFE is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except where such approval is not required under the relevant rules and regulations of the PRC.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Notice No. 59, as promulgated by SAFE on November 19, 2012 and further amended on May 4, 2015 and October 10, 2018, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment, for domestic transfer of the foreign exchange under direct investment. SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for foreign-invested entities and the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equities of a Chinese party, and further improve the administration on exchange settlement of foreign exchange capital of foreign-invested entities.

On February 13, 2015, SAFE promulgated the Notice on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective June 1, 2015, which canceled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, it simplified the procedure of registration of foreign exchange and investors shall register with banks for direct domestic investment and direct overseas investment.

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The Notice of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Notice No. 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to the SAFE Notice No. 19, a foreign-invested enterprise may, in response to its actual business needs, settles with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange bureau (bank) at the place of registration.

The Notice of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Notice No. 16, was promulgated and became effective on June 9, 2016. According to the SAFE Notice No. 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into RMB on self-discretionary basis. The SAFE Notice No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC. The SAFE Notice No. 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investment in securities or other investment with the exception of bank financial products that can guarantee the principal within PRC unless otherwise specifically provided. Besides, the converted RMB shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprises.

On January 26, 2017, SAFE promulgated the Notice on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or the SAFE Notice No. 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall cover losses in the previous years prior to remittance of profits. Moreover, pursuant to the SAFE Notice No. 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Offshore Financing

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated earlier. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle”. Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration or file with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.

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On February 15, 2012, SAFE issued the Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or the Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-listed Companies issued by SAFE on March 28, 2007. Under the Circular 7, a PRC entity’s directors, supervisors, senior management officers, other staff or individuals who have an employment or labor relationship with a Chinese entity and are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent which could be a PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. Such PRC resident participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. The PRC agent shall, among other things, file on behalf of such PRC resident participants an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participants hold. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material aspects. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our company are subject to the Circular 7 as our company is an overseas listed company. If we or our PRC resident participants fail to comply with these regulations in the future, we and/or our PRC resident participants may be subject to fines and legal sanctions.

Regulations relating to Tax

Enterprise Income Tax

On March 16, 2007, the NPC promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. According to the EIT Law, taxpayers consist of resident enterprises and Non-Resident Enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-Resident Enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC. Enterprises that are recognized as high and new technology enterprises in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to enjoy the preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. The enterprise can reapply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

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The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT on April 22, 2009 and amended on January 29, 2014 sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC.

Value-added tax

The Provisional Regulations of the PRC on Value-added tax (2017 Revision) were promulgated by the State Council on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added tax (2011 Revision) were promulgated by the Ministry of Finance and the SAT on December 15, 2008, which were subsequently amended on October 28, 2011 and came into effect on November 1, 2011, or collectively, the VAT Law. According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For general VAT taxpayers selling services or intangible assets other than those specifically listed in the VAT Law, the value-added tax rate is 6%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors who do not have an establishment or place of business in the PRC, or which have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

In addition, the EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “Non-Resident Enterprises”, and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which the non-PRC shareholders reside. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Tax on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise has satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Notice No. 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax driven, such PRC tax authorities may adjust the preferential tax treatment. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that Non-Resident Enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, Non-Resident Enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post tax filing examinations by the relevant tax authorities.

According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include (i) the Company Law, promulgated by the SCNPC on December 29, 1993, and as amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, respectively, (ii) the Foreign-invested Enterprise Law, promulgated by the SCNPC on April 12, 1986, and as amended on October 31, 2000 and September 3, 2016, respectively, and (iii) the Implementation Rules of the Foreign-invested Enterprise Law approved by the State Council on October 28, 1990, and as amended on April 12, 2001, and February 19, 2014, respectively.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A foreign-invested enterprise has the discretion to allocate a portion of its after tax profits to staff welfare and bonus funds. A Chinese company (including the foreign-invested enterprise) is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Merger and Acquisition and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, or the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Regulation relating to Employment and Social Welfare

Labor Protection

The main PRC employment laws and regulations include the Labor Law of the PRC, as revised on December 29, 2018, the Labor Contract Law of the PRC, or the Labor Contract Law and the Implementing Regulations of the Employment Contract Law of the PRC.

The Labor Contract Law was promulgated on June 29, 2007, revised on December 28, 2012, and came into force on July 1, 2013. This law governs the establishment of employment relationships between employers and employees, and the execution, performance, termination of, and the amendment to, employment contracts. The Labor Contract Law is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with national regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner. In addition, according to the Labor Contract Law: (i) employees must adhere to regulations in the labor contracts concerning commercial confidentiality and non-competition; (ii) employees may terminate their employment contracts with their employers if their employers fail to make social insurance contributions in accordance with the law; and (iii) enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in the PRC.

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The Labor Contract Law imposes more stringent requirements on labor dispatch. According to the Labor Contract Law, (i) it is strongly emphasized that dispatched contract workers shall be entitled to equal pay for equal work as an employee of an employer; (ii) dispatched contract workers may only be engaged to perform temporary, auxiliary or substitute works; and (iii) an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees and the specific percentage shall be prescribed by the Ministry of Human Resources and Social Security. Under the law, “temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute work” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or other reasons. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers); and (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Interim Provisions on Labor Dispatch became effective, the employer must formulate a plan to reduce the number of its dispatched contract workers to comply with the aforesaid cap requirement prior to March 1, 2016. In addition, such plan shall be filed with the local administrative authority of human resources and social security. Nevertheless, the Interim Provisions on Labor Dispatch do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012 and such labor contracts and dispatch agreements may continue to be performed until their respective dates of expiration. The employer may also not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees. In case of violation, the labor administrative department shall order rectification within a specified period of time; if the situation is not rectified within the specified period, a fine from RMB5,000 to RMB10,000 for each person shall be imposed, and the staffing company’s business license shall be revoked. If a placed worker suffers any harm or loss caused by the receiving entity, the staffing company and the receiving entity shall be jointly and severally liable for damages.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and revised on December 29, 2018, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Funds which was promulgated by the State Council in 1999 and amended in 2002, enterprises must register at the competent managing center for housing funds and upon the examination by such managing centers of housing funds, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner, and any employer that fails to open such bank account or contribute any housing funds may be fined and ordered to make up within a prescribed time limit.

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C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries immediately upon the closing of the Acquisition:

-------	►VIE contractual arrangement

Contractual Arrangements with the VIEs and Their Shareholders

Agreements that Provide Us with Effective Control over the VIEs

Equity Pledge Agreements

The WFOE entered in to an equity pledge agreement with each of the VIEs and its shareholders on April 13, 2022. The registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with PRC Property Rights Law was completed on January 1, 2022. Pursuant to the equity pledge agreement and upon the completion of the equity pledge registration, each shareholder of each of the VIEs has pledged all of its equity interest in each of the VIEs to the WFOE to guarantee the performance by such shareholder and each of the VIEs of their respective obligations under the exclusive business cooperation agreement, powers of attorney and exclusive option agreement as well as their respective liabilities arising from any breach. If each of the VIEs or any of its shareholders breaches any obligations under these agreements, the WFOE, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of each of the VIEs agrees that before its obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of the WFOE. The equity pledge agreement will remain effective until each of the VIEs and its shareholders discharge all their obligations under the contractual arrangements.

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Power of Attorney

The WFOE entered in to a power of attorney with each of the VIEs and its shareholders on April 13, 2022. Pursuant to the power of attorney, each shareholder of each of the VIEs irrevocably authorizes any person(s) designated by the WFOE to act as his or her exclusive agent and attorney to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in each of the VIEs, such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. Each power of attorney will remain in force as long as the shareholder remains a shareholder of each of the VIEs.

Agreement that Allows Us to Receive Economic Benefits from the VIEs

Exclusive Business Cooperation Agreements

The WFOE entered into an exclusive business cooperation agreements with each of the VIEs on April 13, 2022. The WFOE has the exclusive right to provide each of the VIEs with technical support, consulting services and other services. In exchange, the WFOE is entitled to receive a service fee from each of the VIEs on an annual basis and at an amount equal to 100% of the consolidated net income (gross income less costs) of each of the VIEs.

Each of the VIEs has granted the WFOE the exclusive right to purchase any or all of their business or assets at the lowest price permitted under PRC law. This agreement remains effective unless otherwise agreed among the parties.

Agreement that Provides Us with the Option to Purchase the Equity Interest and Assets in the VIE

Exclusive Option Agreements

Pursuant to the exclusive option agreements entered into by the WFOE with each of the VIEs and shareholders of the VIEs on April 13, 2022, the shareholders of each of the VIEs have irrevocably granted the WFOE an exclusive option to purchase, by itself or by persons designated by it, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholders’ equity interests in each of the VIEs.

The purchase price of the equity interests in each of the VIEs shall be equal to the minimum price regulated by the PRC law.

Without the WFOE’s prior written consent, each of the VIEs and its shareholders have agreed not to amend each of the VIEs’ articles of association, increase or decrease each of the VIEs’ registered capital, change each of the VIEs’ structure or registered capital in other manners, sell or otherwise dispose of each of the VIEs’ material assets or beneficial interests in each of the VIEs, create or allow any encumbrance on each of the VIEs’ material assets or provide any loans.

WFOE is entitled to all dividends and other distributions declared by each of the VIEs, and the shareholders of each of the VIEs have agreed to pay any such dividends or distributions to WFOE or any other person designated by WFOE to the extent permitted under applicable PRC laws. The exclusive option agreements will remain effective until all equity interests of each of the VIEs held by its shareholders have been transferred or assigned to WFOE or its designated person.

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Spousal Consent Letters

Each spouse of the relevant individual shareholders of the VIEs has signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the disposition of the equity interest in the VIEs which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned equity pledge agreements, exclusive option agreements, shareholders’ power of attorney and exclusive business cooperation agreement, as amended from time to time. Moreover, the spouse undertook not to make any assertions in relation to such equity interest held by and registered under the name of his or her spouse.

D.	Property, Plants and Equipment

The table below contains a summary of our properties upon consummation of the Acquisition:

Location	Space (sq.m.)	Use	Lease Term
Room 1610, No 917, East Longhua Road, Huangpu District, Shanghai, PRC	107.7	Administration	August 1, 2023 to July 31, 2024
503-07-A, No.9, East Zone, Airport Business Park, No.80 Huanhe North Road, Tianjin Pilot Free Trade Zone (Airport Economic Zone)	320.0	Administration	June 1, 2023 to December 31, 2023
Room 1105, Building D, Junli Commercial Building, Yangcun Street, wuqing district, Tianjin.	76.4	Administration	September 1, 2022 to August 31, 2025
No.2416, 24th Floor, Shanghai Building, Jinzhai Modern Industrial Park, Lu 'an City, Anhui Province	76.3	Administration	May 1, 2023 to April 30, 2024

We believe that our existing facilities are generally adequate to meet our current needs, but expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with (i) for FLJ Group Limited: (a) the audited consolidated statements of income information and consolidated statements of cash flow information, for the years ended December 31, 2020,2021, and 2022 and the audited consolidated balance sheet information as of December 31, 2020, 2021, and 2022; (b) the unaudited statements of income information and consolidated statements of cash flow information for the six months ended March 31, 2023 and the unaudited consolidated balance sheet information as of March 31, 2023, together with the notes thereto, (ii) for Alpha Mind: (a) the audited consolidated statements of income information and consolidated statements of cash flow information for the years ended December 31, 2021 and 2022 and the audited consolidated balance sheet information as of December 31, 2021 and 2022, and (b) the unaudited consolidated statements of income information and consolidated statements of cash flow information for the six months ended June 30, 2023 and the unaudited consolidated balance sheet information as of June 30, 2023, together with the notes thereto, as well as (iii) the pro forma condensed combined statement as of and for the year ended September 30, 2022 and the six months ended March 31, 2023, each of which appear elsewhere in this Shell Company Report on Form 20-F.

This report contains forward-looking statements. See “Forward-Looking Statements” in this Shell Company Report on Form 20-F. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this Shell Company Report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

FLJ

FLJ incurred a net loss from continuing operations of RMB 1,500.8 million, RMB399.7 million, RMB243.9 million and RMB43.3 million (US$6.3 million) for the years ended September 30, 2020, 2021 and 2022, and the six months ended March 31, 2023, respectively. FLJ did not generate revenues from continuing operations prior to the consummation of the Acquisition and since it became a shell company as of October 31, 2023.

Alpha Mind

Key Factors Affecting Alpha Mind’s Results of Operations

Our results of operations have been, and are expected to continue to be, materially affected by a number of factors, many of which are outside of our control, including the following:

Insurance premiums and commission rates

We provide agency services for well-known insurance companies in China by distributing insurance products underwritten by them, and receive commissions from these insurance companies. The commissions we receive from insurance companies for purchase of insurance policies are generally calculated as a percentage of the insurance premiums paid by the insurance purchasers, i.e., end consumers of the insurance policies. Our revenue and results of operations are thus affected by the insurance premiums of the policies we sell, the commission rates for such policies and the number of insurance policies we sell.

Cost of insurance agency business

Cost of sales for our insurance agency business primarily comprises fees paid to our distribution channel partners. The rates of fees paid to the distribution channel partners fluctuate frequently depending on the competitive landscape and the market conditions in the respective geographical markets.

Our ability to maintain and expand end consumer base

Business prospects for our insurance agency business depend in a large part on our ability to expand our reach to a continuously expanding base of new insurance purchasers. We strive to provide end consumers with satisfactory experience, which to a large extent influences our ability to maintain and establish relationships with our insurance company customers. Our ability to expand our end consumer base will directly affect our future performance.

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Our ability to maintain trusted relationship with our business partners

We cooperate with a variety of business partners in conducting our businesses, including customers and suppliers in our insurance agency business. We act as agent for insurance companies, which are our customers. We distribute insurance products underwritten by them to end consumers, and earn commissions on such insurance products. We also collaborate with various distribution channel partners, who are our suppliers, to expedite our market penetration and broaden our end consumer reach. Our relationships with these business partners are crucial for us to continue our business growth and deliver satisfactory experience to end consumers of our services.

Regulatory environment in China

We are subject to the regulatory oversight of a number of insurance and related regulators in China. These regulators have a broad authority over our business, including certifying the eligibility for us to provide insurance agency services, authorizing the geographical area in which we operate, establishment of branch institutions and prescribing prohibited acts for professional insurance agencies and their practitioners. As a result of the broad oversight by these regulators, we are occasionally subject to overlapping, conflicting and/or heightened regulations. Our efforts to comply with changes in regulations may lead to increased operating and administrative expenses.

Key Components of Results of Operations

Revenues

Alpha Mind generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between Alpha Mind and insurance carriers, Alpha Mind is authorized to sell insurance products provided by insurance companies to the insureds as an insurance agent, and collects commission from the respective insurance companies as revenue. Alpha Mind recorded insurance agency commission revenue in the amount of US$44.9 million, US$47.4 million, US$23.4 million and US$19.2 million for the years ended December 31, 2021 and 2022, and the six months ended June 30, 2022 and 2023, respectively.

Cost of Revenues

Cost of revenues consists primarily of commissions paid to distribution channels. Alpha Mind generally recognizes commissions as cost of revenues when incurred. For the years ended December 31, 2021 and 2022, and six months ended June 30, 2022 and 2023, the cost of revenue amounted to US$41.9 million, US$43.6 million, US$22.1 million and US$18.1 million, respectively.

Operating Expenses

The following table sets forth the components of Alpha Mind’s operating expenses for the periods presented.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	2021	2022	2022	2023
	US$
Selling and marketing	2,440,581	3,380,556	901,369	959,852
General and administrative:
Payroll and related benefits	803,833	641,389	427,203	402,844
Other general and administrative	601,128	1,152,245	419,291	208,725
Total Operating Expenses	3,845,542	5,174,190	1,747,863	1,571,421

Selling and marketing expenses. Alpha Mind’s selling and marketing expenses mainly consist of advertising and marketing expenses. For the years ended December 31, 2021 and 2022, and the six months ended June 30, 2022 and 2023, the selling expenses amounted to US$2.4 million, US$3.4 million, US$0.9 million and US$1.0 million, respectively.

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General and administrative expenses. Alpha Mind’s general and administrative expenses consists of payroll and related benefits, and other general and administrative expenses. For the years ended December 31, 2021 and 2022, and the six months ended June 30, 2022 and 2023, the general and administrative expenses amounted to US$1.4 million, US$1.8 million, US$0.8 million and US$0.6 million, respectively.

Results of Operations

The following table sets forth a summary of Alpha Mind’s combined statements of loss and other comprehensive loss for the years and period indicated. This information should be read together with Alpha Mind’s combined financial statements and related notes included elsewhere in this Shell Report on Form 20-F. The results of operations in any period are not necessarily indicative of Alpha Mind’s future trends.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	US$
REVENUE	44,948,234	47,443,458	23,410,471	19,210,144
COST OF REVENUE	41,946,093	43,614,455	22,067,728	18,069,023
GROSS PROFIT	3,002,141	3,829,003	1,342,743	1,141,121

OPERATING EXPENSES:
Selling and marketing	2,440,581	3,380,556	901,369	959,852
General and administrative
Payroll and related benefits	803,833	641,389	427,203	402,844
Other general and administrative	601,128	1,152,245	419,291	208,725
Total Operating Expenses	3,845,542	5,174,190	1,747,863	1,571,421

LOSS FROM OPERATIONS	(843,401)	(1,345,187)	(405,120)	(430,300)

OTHER INCOME (EXPENSE):
Interest income	40,275	18,559	9,239	2,422
Interest expense	(70,196)	(13,266)	(5,786)	(2,564)
Other income, net	239,305	818,372	220,616	412,658
Total other income	209,384	823,665	224,069	412,516

LOSS BEFORE INCOME TAXES	(634,017)	(521,522)	(181,051)	(17,784)

INCOME TAXES	(16,393)	(4,047)	11,268	44,100

NET INCOME/(LOSS) FOR THE YEAR/PERIOD	(650,410)	(525,569)	(169,783)	26,316

Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Revenue

Total revenues decreased from US$23.4 million in the six months ended June 30, 2022 to US$19.2 million in the same period in 2023. The decrease was primarily attributable to the COVID-19 pandemic during the first quarter in 2023 which led to the slowdown of economic activities.

Cost of revenue

Cost of revenues decreased from US$22.1 million in the six months ended June 30, 2022 to US$18.1 million in the same period in 2023. The decrease was primarily attributable to decrease of sales of insurance products.

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Gross profit

Alpha Mind’s gross profit was US$1.3 million in the six months ended June 30, 2022, compared with a gross profit of US$1.1 million in the same period in 2023.

Operating expenses

Operating expenses decreased from US$1.7 million in the six months ended June 30, 2022 to US$1.6 million in the same period in 2023.

Selling and marketing expenses.

Selling and distribution expenses increased from US$0.9 million in the six months ended June 30, 2022 to US$1.0 million in the same period in 2023, primarily due to the expansion in marketing activities.

General and administrative expenses.

General and administrative expenses decreased from US$0.8 million in the six months ended June 30, 2022 to US$0.6 million in the same period in 2023, primarily due to the business operation adjustments in some branch offices, and provision for bad debts in the first half of 2022.

Other income/(expense)

Other income was US$0.2 million for the six months ended June 30, 2022 to US$0.4 million for the same period in 2023. The significant change was primarily because we received the government grants.

Income taxes

Alpha Mind’s income taxes increased from US$11 thousand for the six months ended June 30, 2022 to US$44 thousand for the same period in 2023, mainly due to an increase in deferred tax income.

Net Income/(Loss)

As a result of the foregoing, Alpha Mind recorded net profit of US$26 thousand for the six months ended June 30, 2023, compared to a net loss of US$170 thousand for the same period in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Total revenues increased from US$44.9 million in 2021 to US$47.4 million in 2022. The increase was primarily attributable to our efforts in business development and growth with more insurance company partners.

Cost of revenue

Cost of revenues increased from US$41.9 million in 2021 to US$43.6 million in 2022. The increase was primarily in line with the growth of our revenue.

Gross profit

Alpha Mind’s gross profit was US$3.8 million in 2022, compared with a gross profit of US$3.0 million in 2021. The increase was primarily attributable to the increase in our revenue and the optimization of our distribution channel suppliers.

Operating expenses

Operating expenses increased from US$3.8 million in 2021 to US$5.2 million in 2022.

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Selling and marketing expenses

Selling and distribution expenses increased from US$2.4 million in 2021 to US$3.4 million in 2022, primarily due to our increase in marketing activities.

General and administrative expenses

General and administrative expenses increased from US$1.4 million in 2021 to US$1.8 million in 2022, primarily due to our business growth.

Other income

Other income was US$0.8 million in 2022 as compared with US$0.2 million in 2021. The significant change was primarily attributable to an increase in our net other income due to increase in government grants.

Income taxes

Alpha Mind’s income taxes decreased from US$16.4 thousand in 2021 to US$4.0 thousand in 2022, mainly in line with the decrease of loss before taxes.

Net loss

As a result of the foregoing, Alpha Mind recorded a net loss of US$0.5 million in 2022, compared to a net loss of US$0.7 million in 2021.

Off Balance Sheet Arrangements

Alpha Mind has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. Alpha Mind has not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined financial statements.

Furthermore, Alpha Mind does not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. Alpha Mind does not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

B.	Liquidity and Capital Resources

FLJ

The following table sets forth a summary of FLJ’s cash flows for the periods indicated:

	For the year ended September 31,			For the six months ended March 31,
	2020	2021	2022	2022	2023
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	RMB in thousands
Net cash (used in) provided by operating activities	54,841	(109,661)	(39,589)	(27,545)	(25,478)
Net cash used in investing activities	(138,670)	(6,486)	(11,468)	—	—
Net cash provided by (used in) financing activities	(134,924)	101,601	29,309	16,532	25,527
Effect of foreign exchange rate changes	(295)	2,032	5,374	(142)	(545)
Net decrease in cash, cash equivalents and restricted cash	(219,048)	(12,514)	(16,374)	(11,155)	(496)
Cash, cash equivalents and restricted cash at the beginning of the year	250,814	31,766	19,252	19,252	2,878
Cash, cash equivalents and restricted cash at the end of the year	31,766	19,252	2,878	8,097	2,382

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Operating Activities

Net cash provided by operating activities in the six months ended March 31, 2023 was RMB25.5 million (US$3.7 million), which was primarily attributable to a net loss of RMB43.3 million (US$6.3 million) adjusted by non-cash items of RMB15.9 million (US$2.3 million) and a net working capital inflow of RMB1.9 million (US$0.3 million). The non-cash items of RMB15.9 million (US$2.3 million) were primarily attributable to RMB10.5 million (US$1.5 million) of impairment loss on long-lived assets and RMB3.2 million (US$0.5 million) of depreciation and amortization expenses. The net working capital inflow of RMB1.9 million (US$0.3 million) was primarily attributable to RMB34.1 million (US$5.0 million) increase of accounts payable and RMB22.2 million (US$3.2 million) increase of accrued expenses and other current liabilities primarily due to increase in tenant deposits, offset by RMB14.9 million (US$2.2 million) increase of other current assets primarily due to increase in due from shareholders in connection with their deposit of ordinary shares for issuance of ADS, RMB29.9 million (US$4.3 million) decrease of deferred revenue, RMB8.7 million (US$1.3 million) decrease of deposits from tenants.

Net cash used in operating activities was RMB39.6 million (US$5.6 million) in the year ended September 30, 2022, which was primarily attributable to a net income of RMB820.0 million (US$115.3 million) adjusted by non-cash items of RMB980.2 million (US$137.8 million) and a net working capital inflow of RMB116.6 million (US$16.4 million). The non-cash items of RMB980.2 million (US$137.8 million) were primarily attributable to RMB1,554.5 million (US$218.5 million) of gains from deconsolidation of VIE’s subsidiaries, RMB423.7 million (US$59.6 million) of inducement expenses and impairment loss of RMB 100.2 million (US$14.1 million). The net working capital inflow of RMB116.6 million (US$16.4 million) was primarily attributable to RMB90.7 million (US$12.8 million) increase of accounts payable and RMB59.2 million (US$8.3 million) decrease of other current assets, offset by RMB40.7 million (US$5.7 million) decrease of deferred revenue, RMB25.9 million (US$3.6 million) decrease of deposits from tenants and RMB 42.7 million (US$6.0 million) decrease of accrued expenses and other current liabilities.

Net cash used in operating activities was RMB109.7 million (US$17.0 million) in the year ended September 30, 2021, which was primarily attributable to a net loss of RMB569.2 million (US$88.3 million), partially offset by non-cash items of RMB304.4 million (US$47.2 million) and a net working capital inflow of RMB155.2 million (US$24.1 million). The non-cash items of RMB304.4 million (US$47.2 million) were primarily attributable to (i) impairment loss of RMB199.6 million (US$31.0 million), (ii) writing off doubtful accounts of RMB150.2 million (US$23.3 million), and (iii) depreciation and amortization of RMB79.3 million (US$12.3 million), partially offset by the deferred rent of RMB214.6 million (US$33.3 million). The net working capital inflow of RMB155.2 million (US$24.1 million) was primarily attributable to (i) an increase in accrued expenses and other current liabilities of RMB51.2 million (US$7.9 million), (ii) a decrease in other assets of RMB47.6 million (US$7.4 million), and (iii) a decrease in the prepaid rent and deposit of RMB37.6 million (US$5.8 million), partially offset by (i) a decrease in deferred revenue of RMB18.6 million (US$2.9 million) and (ii) a decreased in deposits from tenants of RMB16.4 million (US$2.5 million).

Net cash provided by operating activities was RMB54.8 million (US$8.1 million) in the year ended September 30, 2020, which was primarily attributable to a net loss of RMB1,533.6 million (US$225.9 million) adjusted by non-cash items of RMB1,296.5 million (US$191.0 million) and a net working capital inflow of RMB292.0 million (US$43.0 million). The non-cash items of RMB1,296.5 million (US$191.0 million) were primarily attributable to (i) impairment loss of RMB846.8 million (US$124.7 million) as we recorded an impairment, (ii) loss from disposal of property, plant and equipment of RMB469.0 million (US$69.1 million) as we terminated our leases with landlords of 48,292 rental units before the end of the original lease terms in FY 2020 due to the COVID-19 pandemic, and (iii) depreciation and amortization of RMB263.0 million (US$38.7 million), partially offset by (i) reverse of deferred rent of RMB201.1 million (US$29.6 million) due to the early termination of leases with landlords and (ii) fair value change of contingent earn-out liabilities of RMB97.4 million (US$14.3 million). The net working capital inflow of RMB292.0million (US$43.0 million) was primarily attributable to (i) an increase in accrued expenses and other current liabilities of RMB269.5 million (US$39.7 million), (ii) a decrease in prepaid rent and deposit of RMB146.9 million (US$21.6 million), and (iii) an increase in accounts payable of RMB115.2 million (US$17.0 million) and, partially offset by (i) a decrease in deposits from tenants of RMB161.5 million (US$23.8 million) and (ii) a decrease in deferred revenue of RMB127.9 million (US$18.8 million).

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Investing Activities

FLJ did not record any net cash used in investing activities in the six months ended March 31, 2023.

Net cash used in investing activities was RMB11.5 million (US$1.6 million) in the year ended September 30, 2022, primarily due to our RMB9.8 million (US$1.4 million) investment in acquiring non-controlling interest and RMB1.7 million (US$0.2 million) disposal of cash in deconsolidated subsidiaries, VIE and VIE’s subsidiaries.

Net cash used in investing activities was RMB6.5 million (US$1.0 million) in the year ended September 30, 2021, primarily due to our payment of RMB6.5 million (US$1.0 million) for asset acquisition in July 2020.

Net cash used in investing activities was RMB138.7 million (US$20.4 million) in the year ended September 30, 2020, due to our purchases of property and equipment of RMB99.2 million (US$14.6 million) and partial payment for asset acquisition of RMB39.5 million (US$5.8 million).

Financing Activities

Net cash provided by financing activities in the six months ended March 31, 2023 was RMB25.5 million (US$3.7 million). This was attributable to proceeds from short-term borrowings of RMB25.5 million (US$3.7 million).

Net cash provided by financing activities was RMB29.3 million (US$4.1 million) in the year ended September 30, 2022. This primarily consisted of the proceeds of RMB20.0 million (US$2.8 million) from issuance of convertible notes, (ii) the proceeds of RMB6.5 million (US$0.9 million) from short-term bank borrowings, and (iii) the proceeds of RMB4.7 million (US$0.7 million) from borrowings from related parties, offset by (i) the repayment of RM2.0 million (US$0.3 million) from rental installment loans.

Net cash provided by financing activities was RMB101.6 million (US$15.8 million) in the year ended September 30, 2021. This primarily consisted of (i) the proceeds of RMB113.2 million (US$17.6 million) from issuance of convertible notes, (ii) the proceeds of RMB75.3 million (US$11.7 million) from long-term bank borrowings, and (iii) the proceeds of RMB39.7 million (US$6.2 million) from short-term bank borrowings, partially offset by (i) the repayment of RMB85.0 million (US$13.2 million) from rental installment loans, and (ii) the repayment of RMB4.5 million (US$0.7 million) of short-term bank borrowings and RMB37.1 million (US$5.8 million) of long-term borrowings.

Net cash used in financing activities was RMB134.9 million (US$18.0 million) in the year ended September 30, 2020. This primarily consisted of (i) the repayment of RMB924.2 million (US$136.1 million) of rental installment loans, and (ii) the payment of RMB248.9 million (US$36.7 million) for repurchase of ADS from certain investors into treasury shares, partially offset by (i) proceeds of RMB351.0 million (US$51.7 million) from short-term bank borrowing, (ii) net proceeds of RMB289.0 million (US$44.5 million) from IPO, net of issuance cost of RMB29.3 million (US$4.3 million), and (iii) proceeds of RMB258.1 million (US$38.0 million) from rental installment loans.

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Alpha Mind

Cash Flows and Working Capital

The following table sets forth a summary of Alpha Mind’s cash flows for the periods presented:

	For the year ended December 30,		For the six months ended June 30,	For the six months ended June 30,
	2021	2022	2022	2023
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	US$
Summary Combined Cash Flow Data:
Net cash provided by (used in) operating activities	195,210	(122,054)	106,408	(45,070)
Net cash provided by (used in) investing activities	(389,025)	48,579	57,162	—
Net cash generated from (used in) financing activities	422,217	(58,016)	34,018	35,575
Net increase (decrease) in cash, cash equivalents, and restricted cash	228,402	(131,491)	197,588	(9,495)
Cash, cash equivalents, and restricted cash at beginning of year	1,044,352	1,296,256	1,296,256	1,059,659
Cash, cash equivalents, and restricted cash at end of year	1,296,256	1,059,659	1,420,911	990,931

To date, Alpha Mind has financed its operating and investing activities mainly though cash generated from operating activities. As of June 30, 2023, Alpha Mind had US$299.0 thousand in cash and cash equivalents, of which 96% were held in RMB.

Operating activities

Net cash used in operating activities was US$4.5 thousand in the six months ended June 30, 2023, which was primarily attributable to a net income before tax of US$26.3 thousand, adjusted for certain non-cash items consisting primarily of (i) the depreciation and amortization of US$11.2 thousand, (ii) Deferred taxes expense of US$48.8 thousand, (iii)Gain on short-term investment of US$3.3 thousand and (iiii) Allowance for bad debts of US$1.4 thousand. The adjustment for changes in operating assets and liabilities primarily reflected (i) a decrease in accounts receivable of US$627.7 thousand, mainly due to monthly fluctuation of sales revenue, (ii) an increase in prepayments of US$17.7 thousand, mainly due to the prepayment of cost of revenue to distribution channels, and (iii) decrease in related-party trade receivable of US$19.8 thousand mainly due to repayments of borrowing from related-parties, partially offset by an increase in accrued expenses and other liabilities of US$238.1 thousand and a decrease in accounts payable of US$905.4 thousand.

Net cash used in operating activities was US$122.1 thousand in 2022, which was primarily attributable to a net loss before tax of US$525.6 thousand, adjusted for certain non-cash items consisting primarily of (i) the depreciation expense of US$16.3 thousand, (ii) allowance for bad debts of US$81.1 thousand and (iii) deferred taxes expense of US$22.2 thousand. The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in prepayments of US$859.4 thousand, mainly due to the prepayment was recorded in cost of revenue, (ii) an increase in accounts receivable of US$391.8 thousand, mainly due to the increase of sales revenue, partially offset by an increase in accounts payable of US$737.2 thousand.

Net cash used in operating activities was US$195.2 thousand in 2021, which was primarily attributable to a net loss before income tax of US$650.4 thousand, adjusted for certain non-cash items consisting primarily of (i) the depreciation expense of US$17.3 thousand, and (ii) allowance for bad debts of US$16.5 thousand. The adjustment for changes in operating assets and liabilities primarily reflected an increase in accounts receivable of US$1.2 million, mainly due to the increase of sales revenue, partially offset by an increase in accounts payable of US$1.7 million.

Investing activities

Alpha Mind did not record any net cash used in investing activities in the six months ended March 31, 2023.

Net cash provided by investing activities was US$48.6 thousand in 2022, consisting of US$90.3 thousand from purchase of short-term investment, partially offset by US$41.7 thousand used in the purchase of property and equipment.

Net cash used in investing activities was US$389.0 thousand in 2021, which was from purchase of short-term investment.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2023 was US$35.6 thousand, which was received from related parties.

Net cash used in financing activities in 2022 was US$58.0 thousand, which was repayment to related parties.

Net cash provided by financing activities in 2021 was US$422.2 thousand, consisting of US$434.0 thousand from borrowed from related parties, partially offset by US$11.8 thousand of repayment to related parties.

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Material Cash Requirements

Other than the ordinary cash requirements for Alpha Mind’s operations, its material cash requirements as of June 30, 2023 and any subsequent interim period primarily include SaaS platform development and updates on software, new product promotion campaigns and expansion on our R&D team. Alpha Mind intends to fund its existing and future material cash requirements with its existing cash balance and other financing alternatives. Alpha Mind will continue to make cash commitments to support the growth of its business.

The following table sets forth Alpha Mind’s contractual obligations as of June 30, 2023.

		Payment Due by Period
	Total	Less Than 1 year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
		(US$)
Operating Leases	54,808	37,225	17,583	-	-	-

Other than as shown above, Alpha Mind did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2023.

C.	Research and Development, Patents, and Licenses, etc.

We will invest in the research and development of our products and services, primarily in our SaaS platform. We recently establish a research and development team consisting of specialized technicians and professionals.

We regard our trademarks, copyrights, know-how, technologies, domain names, and other intellectual property as critical to our success. As of June 30, 2023, Alpha Mind owned one registered trademarks worldwide, one copyright, and one registered domain name that are material to our business.

D.	Trend Information

Other than as disclosed elsewhere in this Shell Company Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2023 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

FLJ Group Limited

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined and consolidated financial statements.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) convertible loans; (iii) lease accounting with landlords; and (iv) income taxes. See Note 2—Summary of Principal Accounting Policies to FLJ Group Limited’s unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2023 included herein for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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Impairment of long-lived assets

We evaluates our long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.

For the six months ended March 31, 2022 and 2023, we recognized impairment of RMB 100,156 and RMB 10,474 against trademark and apartment rental contracts (See Note 5 – Intangible assets to our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2023 included herein), respectively.

Revenue Recognition

We source apartments from landlords and convert them into standardized furnished rooms to lease to tenants seeking affordable residences in China. Revenues are primarily derived from rental service and value-added services.

Rental Service Revenues

Rental service revenues are primarily derived from the lease payments from our tenants and are recorded net of tax.

We typically enter into 26-month leases with our tenants, a majority of which have a lock-in period of 12 months or shorter. The lock-in period represents the term during which termination will result in the forfeiture of deposit, which is typically one or two months’ rent. We determine that the lock-in period is the lease term under ASC 840. When tenants terminate their leases, we return unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after the lock-in period. Monthly rent is fixed throughout the lock-in period and there is no rent-free period or rent escalations during the period. We determine all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with us. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.

Value-added Services and Others

Value-added services and others primarily consist of fees received from the tenants from our provision of internet connection and utility services as part of the lease agreement. The service fees are fixed in the agreements and recognized on a monthly basis during the period of the lease term. The service fee are recognized on a gross basis as we have latitude in determining prices and bear inventory risks.

Operating lease

We adopted the ASU 2016-02, Leases (Topic 842) on October 1, 2022 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

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We lease apartments from landlords, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. We elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, we recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2023.

Alpha Mind

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Significant estimates and assumptions reflected in Alpha Mind’s consolidated financial statements during the years ended December 31, 2021 and 2022 include, but not are not limited to, the allowance for doubtful accounts, the useful life of property and equipment, and assumptions used in assessing impairment of long-lived assets, revenue recognition, allowance for deferred tax assets and the associated valuation allowance. We base the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Revenue Recognition

Alpha Mind recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

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Alpha Mind generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between us and insurance carriers, Alpha Mind is authorized to sell insurance products provided by insurance companies to the insureds as an insurance agent, and collects commission from the respective insurance carriers as revenue.

The commission charged is determined by the terms agreed in the agency service contract, typically a percentage of insurance premium. The performance obligation is considered met and revenue is recognized when the insurance agency services are rendered and completed at the time an insurance policy becomes effective and the premium is collected from the insured.

The necessary data to reasonably determine the revenue amount is controlled by the insurance companies, and bill statement is confirmed with us on a monthly basis. Alpha Mind has met all the criteria of revenue recognition when the premiums are collected by the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium.

Therefore, we do not accrue any commissions prior to the receipt of the related premiums of insurance carriers, due to the specific practice in the industry.

Concentrations of Credit Risk

We have operations carried out in China. Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. Our operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. Our results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Shell Company Report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Chengcai Qu	41	Chairman of the board of directors, chief executive officer, chief operating officer and vice president
Gang Xie	50	Director, chief technology officer
Jiamin Chen	42	Director and vice president
Zongquan Yang	39	Director
Yanan Zhou	38	Director
Yue Hu	31	Director
Chen Chen	42	Independent director
Zhenkun Wang	42	Independent director
Zhichen (Frank) Sun	40	Chief Financial Officer

Mr. Chengcai Qu has been the chairman of our board of directors and chief executive officer since January 2021, our chief operating officer since June 2020, our director since March 2020, and our vice president since 2014. Prior to joining our company, Mr. Qu was a director of the office of public relations at Antai School of Economics and Management of Shanghai Jiao Tong University from November 2006 to November 2013. From June 2004 to October 2006, Mr. Qu was a newspaper reporter specializing in business and management. Mr. Qu received a bachelor’s degree in literature from Shanghai University of Finance and Economics in 2004, and a master’s degree in business administration from Shanghai Jiao Tong University in 2013.

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Mr. Gang Xie has been our director and chief technology officer since our inception in 2012. Mr. Xie is also a director of Shanghai Liangzhouban Decoration Co., Ltd. and Shanghai Ziniu Property Management Co., Ltd. Prior to joining our company, he was a platform research and development manager of Shanghai Koss Software Co., Ltd from August 2008 to December 2011. From December 2007 to June 2008, he was a project manager at the mobile phone division of Ping An Insurance (Group) Corporation of China. From February 2005 to November 2007, he was a senior manager and technology director of Handlink Ltd. From September 2000 to January 2005, he was a system architect and project manager of Shanghai Insk Computer Co., Ltd. From August 1995 to August 2000, he was an engineer and project leader of Shanghai Electronic Technology Co., Ltd. Mr. Xie received his bachelor’s degree in engineering in 1995 from Shanghai University of Science and Technology.

Mr. Jiamin Chen has been our director and vice president since February 2022, our general manager of the investment and financing department since he joined our Company in July 2019. Prior to joining our company, he was a manger of the personal credit department at Shanghai Branch of China Construction Bank from April 2006 to June 2019. Mr. Chen received his bachelor’s degree in computer science and technology from Shanghai University of Engineering and Technology in 2006.

Mr. Zongquan Yang has been our director and vice president since February 2022, our head of product management department and senior manager of IT center since May 2017. Prior to joining our company, he was a project manager of E-Commerce Business and manager of research and development department at Yonyou Software Co., Ltd. from September 2009 to October2017. Prior to that, Mr. Yang was a development engineer and project manager of Shanghai Hengju Network Technology Co. from September 2005 to October2009 and a development engineer at Shanghai Youfu Computer Network Co., Ltd. in 2005. Mr. Yang received his bachelor’s degree in computer science and technology from Nankai University in 2012.

Ms. Yanan Zhou has been our independent director since December 2023. Ms. Zhou has served as executive director of investment banking division of Gujia (Beijing) Technology Co., Ltd. since November 2020. Ms. Zhou was a senior financial product manager and CEO assistant at a FinTech company named JianLC from 2018 to 2020. From November 2015 to December 2017, Ms. Zhou worked as a manager of FinTech division in Hfax.com. Prior to that, Ms. Zhou was the senior project manager of financial business division in Horizon Research Group from May 2012 to November 2015. Ms. Zhou received a bachelor’s degree in journalism in 2008 and a master’s degree in communication studies in 2011 from Hohai University, respectively. Ms. Zhou also obtained the securities qualification and fund qualification.

Ms. Yue Hu has been our director since December 2023. Ms. Hu has served as the senior finance manager in Gujia (Beijing) Technology Co., Ltd. since 2022. Prior to that, Ms. Hu was a junior auditor and a senior auditor at Ernst & Young Hua Ming LLP from 2018 to 2020 and from 2020 to 2022, respectively. Ms. Hu received her bachelor’s degree at accounting from Sichuan University and master’s degree at accounting from the University of Texas at Dallas in 2014 and in 2017, respectively.

Mr. Chen Chen has been our independent director since November 2019. Mr. Chen has served as chief financial officer of Yunji Inc. since May 2018. Mr. Chen has more than 16 years of comprehensive experience in audit and consulting services. Prior to joining Yunji, Mr. Chen was a partner at Deloitte, and had been working in Deloitte since July 2002. Mr. Chen is a member of the Association of International Certified Professional Accountants (AICPA) and China Institute of Certified Public Accountants (CICPA). Mr. Chen received his bachelor’s degree from Shanghai Jiao Tong University in 2002.

Mr. Zhenkun Wang has been our independent director since June 2023. Mr. Wang is the founder and CEO of Shanghai Shiwei Technology Co., Ltd., a company mainly focused on project and product development in enterprise-level metaverse applications, and has been serving as the chairman of its board since January 2015. Mr. Wang received his bachelor’s degree from Shanghai University of Finance and Economics in 2004.

Mr. Zhichen (Frank) Sun has been our chief financial officer since January 2020. He served as our financial director from April 2017 to January 2020. Prior to joining our company, Mr. Sun was an audit senior manager of Ernst & Young LLP, Shanghai office from January 2016 to April 2017. From January 2011 to December 2015, he was an audit manager of Deloitte LLP, Calgary office. From July 2005 to December 2010, he was successively a senior auditor and an audit manager of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Shanghai office. Mr. Sun received his bachelor’s degree in Japanese language and literature from Shanghai International Studies University in 2005. Mr. Sun holds CPA designations in China and Canada.

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Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of date of this Shell Company Report on Form 20-F)

Country of Principal Executive Offices	Shanghai, China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For FY 2022, we paid an aggregate of approximately RMB1.19 million (US$0.16 million) in cash to our directors and executive officers. Except as disclosed in this Shell Company Report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. If the executive officer otherwise fails to perform agreed duties, we may terminate employment upon 30 day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time upon mutual agreement or 30 day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us upon our request.

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In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) engage directly or indirectly in any business, including his or her own business, related to the development, operation or sales of any same or similar technologies or products, whether as employee, consultant or otherwise; (ii) approach directly or indirectly our clients or customers for the purpose of doing business of the same or a similar nature to our business with such persons or entities that will harm our business relationships with these persons or entities or for purposes of making such persons or entities limit or terminate their business relationship with us; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Stock Options and RSUs

In September 2019, our board of directors approved our 2019 share incentive plan, or the 2019 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business.

Further, in November 2022, our board of directors approved our 2022 share incentive plan, or the 2022 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business.

Stock Options A

In August 2014, April 2016 and October 2016, we granted an aggregate number of 26.86 million share options to certain of our management, employees and non-employees (“Stock Options A”), 16.61 million of which had been forfeited as of the date of this Shell Company Report on Form 20-F. The remaining Stock Options A are exercisable into 10.25 million Class B ordinary shares. The exercise price of Stock Options A is RMB2.0 per ordinary share. Stock Options A vest 50% on the first and second calendar year after the year of our initial public offering. All grantees of Stock Options A are restricted from transferring more than 25% of their total converted ordinary shares each year after the exercise date.

Stock Options B

In July 2017, we granted 43.14 million share options to our management and employees (“Stock Options B”), 19.29 million of which had been forfeited as of the date of this Shell Company Report on Form 20-F. The remaining Stock Options B are exercisable into 23.85 million Class A ordinary shares. The exercise price of Stock Options B is RMB2.0 per ordinary share. Stock Options B vested immediately upon the grant-date. All grantees of Stock Options B are restricted from transferring their converted ordinary shares after certain periods subsequent to the date of our initial public offering. If the grantee of Stock Options B resigned from our company before the restricted period lapses, we have the right to repurchase the Stock Options B or ordinary shares at RMB2.0 per Stock Option B or ordinary share.

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The following table summarizes, as of the date of this Shell Company Report, the outstanding Stock Options A and Stock Options B granted to our directors, officers and other grantees.

Name	Ordinary Shares Underlying Award Granted	Exercise Price (per share)	Date of Grant	Date of Expiration
Chengcai Qu	*	RMB2.0	July 31, 2017	December 31, 2025
Gang Xie	*	RMB2.0	August 31, 2014	August 30, 2024
Zhichen (Frank) Sun	*	RMB2.0	July 31, 2017	December 31, 2025
Zongquan Yang	*	RMB2.0	August 31, 2014 and July 31, 2017	May 31, 2014 and December 31, 2024
Other	24,100,000	RMB2.0	from August 31, 2014 to July 31, 2017	from August 30, 2024 to December 31, 2025
Total	34,100,000

*	Less than 1% of our total outstanding shares.

RSUs

In March 2021, we issued 25,000,000 restricted share units (“RSUs”) to a consulting company for the service provided, pursuant to the 2019 Plan. All of the RSUs were vested immediately upon grant. The consulting company exercised all of these RSUs and therefore we issued 25,000,000 Class A ordinary shares to this consulting company pursuant to the 2019 Plan and the award agreement. We recorded the RSUs at the measurement date fair value per share of US$0.09 by reference to the share price in the open market on the grant date.

As of the date of this Shell Company Report on Form 20-F, no RSU is outstanding.

2019 Share Incentive Plan

The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering.

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In June 2022, FLJ Group Limited (the “Group”) issued 72 million stock options to Mr. Qu, the Chief Executive Officer of the Group. All of the stock options were vested immediately upon grant. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date. In June 2022, the Group issued 50.36 million stock options to Mr. Sun, the Chief Financial Officer of the Group, of which 43.18 million stock options vested immediately upon grant, 3.59 million stock options vested on August 3, 2022, and the remaining 3.59 million stock options vested on August 3, 2023. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

As of the date of this Shell Company Report on Form 20-F, we have issued 25,000,000 RSUs and 122,360,108 options under the 2019 Plan, of which 25,000,000 RSUs and 115,180,054 options have been exercised.

The following paragraphs describe the principal terms of our share incentive plan:

Plan Administration. Our board of directors or a committee of one or more members of our board of directors (the “Committee”) will administer the 2019 Plan. The Committee will determine the participants to receive awards, the nature and the amount of each award to be granted to each participant, and the terms and conditions of each award grant.

Type of Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the Committee decides.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, consultants, and directors, as determined by the Committee.

Vesting Schedule. In general, the Committee determines the vesting schedule, which is specified in the relevant award agreement. Unless otherwise specified in the 2019 Plan, the term of any award granted under the 2019 Plan shall not exceed ten (10) years.

Exercise of Options. Subject to any specific designation in the 2019 Plan, the Committee determines the exercise price for each award, which is stated in the relevant award agreement. Unless otherwise specified in the 2019 Plan, the maximum exercisable term of options is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient except as otherwise provided in the 2019 Plan, by applicable law and by relevant award agreement.

Termination and Amendment. Unless terminated earlier, the 2019 Plan has a term of ten years. Subject to any specific designation in the 2019 Plan, our board of directors has the authority to amend or terminate the 2019 Plan; provided, however, that any amendment or modification of the maximum number of shares that may be issued under the 2019 Plan shall be determined by at least two-thirds of votes cast by directors in a duly constituted meeting (which, for this purpose, shall include all independent directors to be quorate), including affirmative votes from all independent directors. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient, unless otherwise specified in the 2019 Plan.

2022 Share Incentive Plan

In November 2022, our board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”). The board of directors has also approved the issuance of the Shares to Golden Stream Ltd., the current ESOP Platform of the Company, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by Golden Stream Ltd. are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this Shell Company Report on Form 20-F, no share-based awards have been granted under the 2022 Plan.

The principal terms of the 2022 Plan are substantially the same as those of the 2019 Plan.

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C.	Board Practices

Our board of directors consists of eight (8) directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Chen Chen and Zhenkun Wang. Chen Chen is the chairman of our audit committee. We have determined that each of Chen Chen and Zhenkun Wang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ and Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that Chen Chen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Chengcai Qu, Jiamin Chen and Gang Xie. Chengcai Qu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

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●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other advisers only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Chengcai Qu, Gang Xie and Chen Chen. Chengcai Qu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our third memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

The number of directors shall not be less than three (3). No person may be nominated for, or appointed as, a director, nor removed from any such appointment as a director, unless such nomination, appointment or removal has been approved by our nominating and corporate governance committee prior to such nomination, appointment or removal.

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Generally, (i) any person appointed as a director as of the closing date of our IPO shall hold office for a period of three (3) years from the closing date of our initial public offering, or such other term as may be approved in the resolution appointing them; and (ii) any person appointed as a director after the closing date of our IPO shall hold office for a period of three (3) years from the date of such appointment, or such other term as may be approved in the resolution appointing them. Each director shall hold office until the expiration of his term, or his resignation, removal or retirement from our board of directors, or his disqualification as a director.

A retiring director shall be eligible for re-election from the date commencing six (6) months prior to the date of expiry of his term of office, and shall continue to act as a director throughout the meeting at which his re-election is considered. Where the retirement of any director would cause the number of directors to fall below the minimum number required pursuant to our third amended and restated articles of association, then such director shall continue to act as a director until the appointment of such additional director(s) as would not result in the director’s retirement causing the number of directors to fall below the minimum number required pursuant to our third amended and restated articles of association, at which time they shall retire.

Subject to our third amended and restated articles of association and the applicable Law, the shareholders may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. In addition, the directors shall have the power from time to time and at any time, by the affirmative vote of a majority of the directors present and voting at a meeting of our board of directors, to appoint any person as a director to fill a casual vacancy on our board of directors or as an addition to the existing board of directors.

No director shall be required to hold any shares of our company by way of qualification and a director who is not a shareholder shall be entitled to receive notice of and to attend and speak at any general meeting of our company and of all classes of shares of our company.

Subject to any provision to the contrary in our third amended and restated memorandum and articles of association, a director may, at any time before the expiration of his or her period of office (notwithstanding anything in our third amended and restated memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement)) be removed by way of either (a) a special resolution of the shareholders; or (b) the affirmative vote of two-thirds of the other directors present and voting at a board meeting; or (c) a resolution in writing (which complies with the requirements of the provisos contained in article 119 of our third amended and restated memorandum and articles of association) signed by all the directors other than the director being removed.

The office of a director shall be vacated if the director (a) resigns his or her office by notice delivered to our company at the office or tendered at a meeting of our board of directors, or (b) becomes of unsound mind or dies, or (c) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three (3) consecutive times, unless our board of directors resolves that his or her office not be vacated, or (d) becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors, or (e) is prohibited by law from being a director, or (f) ceases to be a director by virtue of any provision of the statutes or is removed from office pursuant to our third amended and restated memorandum and articles of association, or (g) for any director that is not an independent director, without special leave of absence from our board of directors, is absent from more than fifty per cent (50%) of our weekly management meetings in any financial year, unless our board of directors resolves that his or her office not be vacated; or (h) for any director that is not an independent director, without special leave of absence from our board of directors, is present at the premises of our company, or any of our subsidiaries, for less than 60 business days in any financial year, unless our board of directors resolves that his or her office not be vacated.

Each director shall use his or her best efforts to attend all meetings of our board of directors. Any director may at any time appoint another director to be his or her alternate director. Any such appointment shall be in respect of a specific meeting of directors only and such appointment shall automatically cease upon termination of such meeting. An alternate director may also be removed as an alternate director at any time by the director who appoints him or her.

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D.	Employees

As of September 30, 2023, we had 19 employees, respectively. Substantially all of our employees are based in China. The table below shows the number of our employees by function.

Function	Number of Employees
Administration	14
IT	3
Marketing	2
Total	19

As of June 30, 2023, Alpha Mind had 50 employees, respectively. Substantially all of Alpha Mind’s employees are based in China. The table below shows the number of our employees by function.

Function	Number of Employees
Administration	36
Marketing	14
Total	50

Our success depends on our ability to attract, motivate, train and retain qualified employees. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. As a result, we have generally been successful in attracting and retaining qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in China.

We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our employees in accordance with common market practice.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this Shell Company Report on Form 20-F by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 2,837,892,046,400 ordinary shares outstanding as of the date of this Shell Company Report on Form 20-F, consisting of 2,587,892,046,400Class A ordinary shares and 250,000,000,000 Class B ordinary shares.

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Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this Shell Company Report on Form 20-F, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares		Class B Ordinary Shares		Total ordinary shares on an as- converted basis		Aggregate voting power***
	Number%	%	Number	%	Number	%	%
Directors and Executive Officers**:
Chengcai Qu (1)	*	*	—	—	*	*	*
Gang Xie	—	—	—	—	—	—	—
Jiamin Chen (1)	—	—	—	—	—	—	—
Zongquan Yang	—	—	—	—	—	—	—
Yanan Zhou	—	—	—	—	—	—	—
Yue Hu	—	—	—	—	—	—	—
Chen Chen	—	—	—	—	—	—	—
Zhenkun Wang	—	—	—	—	—	—	—
Zhichen (Frank) Sun (1)	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group (2)	—	—	2,500,000,000	100.0%	2,500,000,000	8.80%	49.10%
Principal Shareholders:
Golden Stream Ltd.(1)	*	*	2,500,000,000	100.0%	2,500,000,000	8.80%	49.10%

*	Less than 1% of our total outstanding shares.
**	The business address of our directors and executive officers is Room 1610, No.917, East Longhua Road, Huangpu District, Shanghai, 200023, People’s Republic of China.
***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class and on an as-converted basis. Each Class A ordinary shares is entitled to one vote per share. Each Class B ordinary share is entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)	The shares beneficicially owned by Golden Stream Ltd. represents 2,500,000,000 Class B ordinary shares directly held by Golden Stream Ltd., the current ESOP Platform of the Company. Golden Stream Ltd. holds the Shares underlying the share-based awards pursuant to the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) and will act upon the instructions of a senior management committee of the Company consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2022 Plan, the disposition of these Class B ordinary shares.

(2)	Includes 2,500,000,000 Class B ordinary shares held by Golden Stream Ltd. (see footnote (1) above).

To our knowledge, 1,668,403,875,000Class A ordinary shares, representing approximately 58.8% of our total outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, our depositary. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

PRC laws and regulations restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conducted certain business through Huaming Insurance and Huaming Yunbao, the VIEs, based on a series of contractual arrangements. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIEs and Their Shareholders” for details.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Options and RSUs.”

Convertible Notes and Warrants

We have issued convertible notes and warrants to Key Space (S) Pte Ltd., an entity controlled by certain shareholder of us. In FY 2021 and FY 2022, we issued convertible notes in exchange for cash of US$17.6 million and US$2.8 million, respectively, to Key Space (S) Pte Ltd. As of the date of this Shell Company Report on Form 20-F, we have issued 22 installments of convertible notes and raised proceeds of US$44.4 million in aggregate from Key Space (S) Pte Ltd. In FY 2021 and FY 2022, we accrued interest expenses of RMB49.5 million and RMB32.7 million (US$4.6 million) on the convertible notes, respectively. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Notes and Warrants.” On May 25, 2022, we settled convertible notes and all the accrued but unpaid interest. In the meantime, the warrants to subscribe the ADSs were cancelled.

Related Party Transactions of Alpha Mind

Due from Related Parties

As of December 31, 2021, 2022 and June 30, 2023, members of Alpha Mind’s management owed a total US$34,361, US$20,784 and US$949 to Alpha Mind, respectively, in relation to business operation. For the years ended December 31, 2021, members of Alpha Mind’s management owed a total US$4,850 to Alpha Mind. For the year ended December 31, 2022 and the six months ended June 30, 2023, members of Alpha Mind’s management paid a total US$13,577 and US$19,835 to Alpha Mind, respectively. The amounts are non-interest bearing, unsecured and repayable on demand.

Due to Related Parties

As of December 31, 2021, 2022 and June 30, 2023, Alpha Mind owed a total US$74,739, US$16,723 and US$52,298 to members of its management team which represent expenses paid by these personnel on behalf of Alpha Mind, respectively. For the years ended December 31, 2021 and 2022, Alpha Mind repaid its management team a total US$11,791 and US$58,016, respectively. For the six months ended June 30, 2023, Alpha Mind received a total US$35,575 from its management team. The amounts are non-interest bearing, unsecured and repayable on demand.

C.	Interests of Experts and Counsel

Not applicable.

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ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements of FLJ Group Limited as of and for the years ended December 31, 2020, 2021, and 2022 and the interim financial statements of FLJ Group Limited as of and for the six months ended March 31, 2023 included with this Shell Company Report on Form 20-F have been prepared in accordance with U.S. GAAP. The financial statements of Alpha Mind as of and for the years ended December 31, 2021, and 2022 and the interim financial statements of Alpha Mind as of and for the six months ended June 30, 2023 included with this Shell Company Report on Form 20-F have been prepared in accordance with U.S. GAAP.

Legal Proceedings

Although we or our subsidiaries may, from time to time, be subject to legal, regulatory and/or administrative proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving suppliers and customers, consumer protection claims, claims relating to data and privacy protection, employment related disputes, unfair competition and other matters in the ordinary course of our business.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this Shell Company Report on Form 20-F, we have not experienced any significant changes since June 30, 2023.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing 600,000 of our Class A ordinary shares, have been listed on the NASDAQ Global Market since November 5, 2019. Our ADSs trade under the symbol “FLJ”. In FY 2020, FY 2021 and FY 2022, no significant trading suspensions occurred.

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B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for our ADSs is the NASDAQ Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital is US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A ordinary shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B ordinary shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as preferred shares of a nominal or par value of US$0.0000001 each.

Upon consummation of the Acquisition, 2,587,892,046,400 Class A ordinary shares, 250,000,000,000 Class B ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

History of Securities Issuances

Except (i) on May 25, 2022, the issuance of 15,414,467,400 Class A ordinary shares as a result of conversion all of the outstanding principal amount and accrued but unpaid interest of the Company’s convertible note dated July 29, 2020 (the “2020 CB”); (ii) on May 25, 2022, the issuance of 8,617,124,250 Class A ordinary shares to the lender (the “Lender”) of an outstanding loan (the “Converted Loan”) to set off the repayment obligation by the Company of outstanding principal amount and accrued but unpaid interest of the Converted Loan, and (iii) in November 2022, the issuance of 250,000,000,000 Class B ordinary shares under the 2022 Plan, we have not issued any other securities in the past three years.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our third amended and restated memorandum and articles of association, as amended from time to time and the Companies Act (As Revised), as amended and revised of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands.

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Class A ordinary shares and Class B ordinary shares.

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Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Except as required by applicable law and subject to the third amended and restated memorandum and articles of association, holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote of the shareholders.

At any general meeting on a poll, every shareholder holding Class A ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative shall have one (1) vote for every fully paid Class A ordinary share of which he is the holder; and every shareholder holding Class B ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative shall have ten (10) votes for every fully paid Class B ordinary share of which he is the holder.

A resolution put to the vote of a meeting shall be decided by way of a poll save that the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case (i) every shareholder holding Class A ordinary shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have one (1) vote, and (ii) every shareholder holding Class B ordinary shares present in-person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have ten (10) votes, provided that, notwithstanding anything contained in our third amended and restated memorandum and articles of association, where more than one proxy is appointed by a shareholder which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. For the purposes of our third amended and restated memorandum and articles of association, procedural and administrative matters are those that (i) are not on the agenda of the general meeting or in any supplementary circular that may be issued by us to the shareholders; and (ii) relate to the chairman’s duties to maintain the orderly conduct of the meeting and/or allow the business of the meeting to be properly and effectively dealt with, whilst allowing all shareholders a reasonable opportunity to express their views.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the shares cast at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our third amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our Company.

Transfer of Ordinary Shares. Subject to the restrictions contained in our third amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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Our board of directors may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up ordinary share capital, the assets will be distributed so that the losses are borne by our holders of ordinary shares proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Act and our third amended and restated articles of association permit us to purchase our own shares. In accordance with our third amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of our board of directors, or (ii) a majority of our board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series), and nothing in the third amended and restated memorandum and articles of association shall give any shareholder or shareholders the right to call a class or series meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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General Meetings of Shareholders

A quorum required for a meeting of shareholders consists of one or more shareholders present in person or by proxy representing not less than one-third of all voting power of the company’s share capital in issue. (i) A majority of our board of directors, or (ii) the chairman of our board of directors, or (iii) any director, where required to give effect to a requisition received under the third amended and restated memorandum and articles of association, may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

Any one or more shareholders holding at the date of deposit of the requisition not less than two-thirds of the voting power of our share capital in issue carrying the right of voting at general meetings of our company shall at all times have the right, by written requisition to our board of directors or our secretary, to require an extraordinary general meeting to be called by our board of directors for the transaction of any business permitted by the Companies Act or the third amended and restated memorandum and articles of association (subject to the below) as specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself or herself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by us.

A meeting requisitioned under the third amended and restated memorandum and articles of association shall not be permitted to consider or vote upon (A) any resolutions with respect to the election, appointment or removal of directors or with respect to the size of our board of directors, unless such proposal is first approved by our nominating and corporate governance committee; or (B) other than a special resolution in respect of the appointment or removal of any director, any special resolution or any matters required to be passed by way of special resolution pursuant to the third amended and restated memorandum and articles of association or the Companies Act. Written notice shall be given not less than ten clear days before the date of any general meeting.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, in our third amended and restated memorandum and articles of association we provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “—H. Documents on Display.”

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

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Proceedings of the Directors

Our board of directors may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes, other than (i) any removal of any person as a director, or (ii) any appointment or removal of any person as the chairman of our board of directors, or (iii) any removal of any person as chairman or other member of any committee of our board of directors which, in each case, shall be determined by a resolution passed by a majority of not less than two-thirds of votes cast by such directors as, being entitled so to do, vote at a meeting of our board of directors. In the case of any equality of votes, the chairman of the meeting shall have an additional or casting vote. A meeting of our board of directors may be convened by (i) the chairman of our board of directors, or (ii) a majority of the directors. Our secretary shall convene a meeting of our board of directors whenever so required to do by the chairman of our board of directors or a majority of the directors by notice in writing to each director. A meeting of our board of directors may be called by not less than two (2) clear days’ notice. A meeting of our board of directors may be called by shorter notice if it is so agreed by all the directors entitled to attend and vote at such a meeting. Any notice of a meeting of our board of directors shall (i) specify the time and place of the meeting, and (ii) set out in reasonable detail the nature of the business to be discussed at the meeting. Notice may be given in writing or by telephone or in such other manner as our board of directors may from time to time determine.

A resolution in writing signed by all the directors (other than in the circumstances set out in article 85 in our third amended and restated memorandum and articles of association) except such as are temporarily unable to act due to ill-health or disability shall (provided that (i) the circulation of such resolutions has the prior approval of, and is initiated by, the chairman of our board of directors, (ii) such number of signatories includes the chairman of our board of directors and is sufficient to constitute a quorum, and (iii) further provided that a copy of such resolution has been given or the contents thereof communicated to all the directors for the time being entitled to receive notices of board meetings in the same manner as notices of meetings are required to be given by our third amended and restated memorandum and articles of association) be as valid and effectual as if a resolution had been passed at a meeting of our board of directors duly convened and held.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company;

●	an exempted company may register as a segregated portfolio company; and

●	may apply to be registered as a special economic zone company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq rules in lieu of following home country practice. The Nasdaq rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our third amended and restated articles of association allow directors to call extraordinary meeting of shareholders pursuant to the procedures set forth in our articles.

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Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (i) in the case of a members’ scheme of arrangement, seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made or (ii) in the case of a creditors scheme of arrangement, a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares the subject of the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our third amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our third amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting (see above). As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings though we may do so.

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Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to any provision to the contrary in our third amended and restated memorandum and articles of association, a director may, at any time before the expiration of his or her period of office (notwithstanding anything in our third amended and restated memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement)) be removed by way of either (a) a special resolution of the shareholders; or (b) the affirmative vote of a majority of the remaining directors present and voting at a board meeting; or (c) a resolution in writing (which complies with the requirements of the provisos contained in article 119 of our third amended and restated memorandum and articles of association) signed by all the directors other than the director being removed.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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Under the Companies Act and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Limitations or Qualifications

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten (10) votes per share, subject to certain exceptions. Due to the super voting power of Class B ordinary share holder, the voting power of the Class A ordinary shares may be materially limited.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this Shell Company Report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Shell Company Report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Act of the Cayman Islands, we have obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of us. The undertaking is for a period of twenty years from March 8, 2018.

Payments of dividends and capital in respect of the shares of our company will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

Certain stamp duties may be applicable, from time to time, on certain instruments executed in or brought into the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day to day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that FLJ Group Limited meets all of the conditions above. FLJ Group Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

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However, if the PRC tax authorities determine that FLJ Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are Non-Resident Enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, Non-Resident Enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of FLJ Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that FLJ Group Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, FLJ Group Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a Non-Resident Enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our Class A ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold Class A ordinary shares or ADSs as capital assets and does not address all of the tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark-to-market, financial institutions, insurance companies, tax exempt entities, regulated investment companies, partnerships (including any entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding Class A ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A ordinary shares or ADSs.

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For purposes of this summary, a “U.S. Holder” is a beneficial owner of Class A ordinary shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Class A ordinary shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the Class A ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

ADSs

In general, a U.S. Holder of ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying Class A ordinary shares that are represented by those ADSs.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our Class A ordinary shares or ADSs (including amounts, if any, withheld to reflect PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Class A ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the Class A ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the Class A ordinary shares or ADSs will be treated as qualified dividends if:

●	the Class A ordinary shares or ADSs on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

Our ADSs are listed on the NASDAQ Global Market, and the ADSs qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed in more detail below, based on our financial statements, the manner in which we conduct our business and the relevant market data, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, there is a significant risk that we will be a PFIC for our 2023 taxable year and in the foreseeable future.

Because the Class A ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to the Class A ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders of Class A ordinary shares or ADSs should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in light of their own particular circumstances.

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In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “Treaty.” If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Dividend distributions with respect to our Class A ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to generally applicable limitations and conditions, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s federal taxable income for U.S. federal income tax purposes. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of ADSs or Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or Class A ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or Class A ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any PRC tax imposed on the sale or other disposition of the ADSs or Class A ordinary shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or Class A ordinary shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such holder may elect to treat such gain as PRC source gain under the Treaty. If no such election is made by a U.S. Holder that is eligible for the benefits of the Treaty, such a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or Class A ordinary shares.

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Deposits and withdrawals of Class A ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75% or more of our gross income for the taxable year is passive income; or

●	50% or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person) and the excess of gains over losses from the disposition of assets that produce passive income. However, rents derived in the active conduct of a trade or business and received from an unrelated party are considered active income for these purposes. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash generally is a passive asset for these purposes. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our financial statements, the composition of our income and assets, the manner in which we conduct our business, the relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we believe there is a significant risk that we were a PFIC in our taxable year ending September 30, 2022. Further, there is a significant risk that we will be a PFIC for our current taxable year and in the foreseeable future. In particular, whether our rental income and any gain from the sale or other disposition of rental property is considered active for purposes of these tests depends upon whether our employees conduct sufficient marketing or other activities with respect to the rented properties in each taxable year to meet the requirements for an active rental business under applicable Treasury regulations. The PFIC tests must be applied each year.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our Class A ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, any distributions that you receive in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Class A ordinary shares or ADSs) and gain that the U.S. Holder recognizes on the sale of our ordinary shares or ADSs. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Class A ordinary shares or ADSs unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on IRS Form 8621. Additionally, dividends paid by us will not be eligible for the special reduced rate of taxes described above under “—Taxation of Dividends.” Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step up in the basis of his or her Class A ordinary shares or ADSs at death.

101

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

A U.S. Holder may be subject to alternative treatment by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NASDAQ Global Market). It should also be noted that the Class A ordinary shares are not listed on the NASDAQ Global Market. Consequently, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at the end of the U.S. Holder’s taxable year over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at the end of the U.S. Holder’s taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark to mark election. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs of the Company, a U.S. Holder would continue to be subject to the excess distribution rules with respect to subsidiaries of the Company that are PFICs, any distributions received by the Company from a subsidiary that is a PFIC, and any gain recognized by the Company upon a sale of equity interest of a subsidiary that is a PFIC, even if a mark-to-market election has been made by the U.S. Holder with respect to the ADSs. The interaction of the mark-to-market election rules and the rules governing lower-tier PFICs is complex and uncertain, and U.S. Holders should therefore consult their own tax advisors regarding the mark-to-market election as well as the application of the PFIC rules to their ownership of the ADSs.

ADSs will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which offering of the ADSs occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

In some cases, a shareholder of a PFIC may also be subject to alternative treatment by making a “qualified electing fund” (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income. To make a QEF election, the PFIC must provide shareholders with certain information compiled according to U.S. federal income tax principles. We do not intend to make available the information necessary to make a QEF election, and such election therefore will not be available to you.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

102

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Class A ordinary shares and the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class A ordinary shares or the ADSs, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class A ordinary shares that are paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a non-U.S. corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F.	Dividends and Paying Agents

We do not contemplate paying any dividends in the immediate future, as it anticipates investing all available funds to finance the growth of our business. The board of directors will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on our financial position at the relevant time. All ordinary shares will be entitled to an equal share in any dividends declared and paid on a per share basis. We have not currently identified a paying agent.

G.	Statement by Experts

The combined financial statements of Alpha Mind as of and for the two years ended December 31, 2022 appearing in this Shell Company Report on Form 20-F have been audited by WWC, P.C., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of WWC, P.C. are located at 2010 Pioneer Court, San Mateo, CA 94403, United States.

The consolidated financial statements of FLJ Group Limited appearing in this Shell Company Report on Form 20-F have been audited by Marcum Asia CPAs LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Marcum Asia CPAs LLP are located at Suite 830, 7 Penn Plaza, New York, NY 10001, United States.

H.	Documents on Display

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 (Registration No. 333-234112) under the Securities Act to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed a related registration statement on Form F-6 (Registration No. 333-234252) with the SEC to register the ADSs. We have also filed a registration statement on Form F-3 (File Number 333-258187) with the SEC.

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We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for capital leases, rental installment loans and other financing arrangement, and bank borrowings. The interest rate risk may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control. We may incur additional borrowings or other facilities in the future. Significant increases in interest rates may have an adverse impact on our earnings if we are unable to source rental apartments with rental rates high enough to offset the increase in interest rates for the rental installment loans, capital leases and other financing arrangement, and bank borrowings.

The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2022. The analysis is prepared assuming that those balances outstanding as of September 30, 2019 and 2020 were outstanding for the whole financial year. A 10% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2022, a 10% increase or decrease in each applicable interest rate would add or deduct RMB6.7 million (US$0.9 million) to our interest expense in FY 2022.

This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. In addition, in the event of a change of such magnitude, we would consider taking actions to mitigate our exposure to the change. However, because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure. We have not used any derivative financial instruments to manage our interest risk exposure.

104

Foreign Exchange Risk

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The (depreciation) /appreciation of the U.S. dollar against the Renminbi was approximately (5.0)%, (5.1)% and 10.4% in FY 2020, FY 2021 and FY 2022, respectively. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

As substantially all of our revenues and expenses are denominated in Renminbi, we do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. In addition, the reporting currency of our company is Renminbi, the functional currency of our company is U.S. dollars, and the functional currency of our subsidiaries is their local currencies, which is Renminbi for our operating subsidiaries. Any significant revaluation of U.S. dollars may materially and adversely affect our earnings and shareholders’ deficits in Renminbi given that a portion of our cash and cash equivalents are denominated in U.S. dollars. A 10% depreciation of U.S. dollars against Renminbi may increase loss and shareholders’ deficits by RMB145.1 thousand (US$20.3 thousand) for FY 2022.

Liquidity Risk

We manage liquidity risk by closely and continuously monitoring our financial positions. We aim to maintain sufficient cash flows with internally generated from our operation, borrowings from financial institutions, issuance of convertible notes and principal shareholder’s financial support. We also review forecasted cash flows on an on-going basis.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

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PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Item 16.C. Principal Accountant Fees and Services

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 30, 2023, we dismissed Marcum Asia CPAs LLP (“Marcum Asia”), as our independent registered public accounting firm, effective immediately, and engaged OneStop Assurance PAC Singapore (“OneStop”) as our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of September 30, 2023 and for FY 2023, effective as of June 30, 2023. Our decision to dismiss Marcum Asia and engage OneStop was approved by the audit committee of our board of directors on June 30, 2023.

The reports of Marcum Asia on the consolidated financial statements of FLJ as of and for the years ended September 30, 2021 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles except that there was an explanatory paragraph as to the Company’s ability to continue as a going concern. Marcum Asia did not audit any financial statements of our company as of any date or for any period subsequent to September 30, 2022.

During each of FY 2021 and FY 2022 and the subsequent interim period through our dismissal of Marcum Asia on June 30, 2023, there were (i) no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, between us and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with their reports on the financial statements for such years, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F except that there was material weakness identified related to lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (a) formalize and carry out key controls over financial reporting, (b) properly address complex accounting issues, and (c) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and lack of a comprehensive accounting policy manual and closing procedure manual for its finance department to convert its primary financial information prepared under accounting principles generally accepted in the PRC into U.S. GAAP.

106

We provided Marcum Asia with a copy of the disclosures under this Item 16F and requested from Marcum Asia a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. We have received the requested letter from Marcum Asia, a copy of which is included as Exhibit 16.1 attached herein.

During each of FY 2021 and FY 2022 and the subsequent interim period through June 30, 2023, neither we nor anyone on behalf of us has consulted with OneStop regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that OneStop concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

Not applicable.

107

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The (i) audited consolidated financial statements of FLJ Group Limited, as of and for the years ended September 30, 2020, 2021, and 2022, and unaudited interim financial statement of FLJ Group Limited, as of and for the six months ended March 31, 2023, (ii) the audited combined financial statements of Alpha Mind as of and for the years ended December 31, 2021, and 2022 and unaudited interim financial statement of Alpha Mind, as of and for the six months ended June 30, 2023, each as required under Item 18, are attached hereto starting on page F-47 and page F-87, respectively, of this Shell Company Report on Form 20-F, and (iii) the pro forma condensed combined statement as of and for the year ended September 30, 2022 and as of and for the six months ended March 31, 2023, as required under Item 18 is attached hereto starting on page P-2 of this Shell Company Report on Form 20-F. The audited consolidated financial statements of FLJ Group Limited as of and for the years ended September 30, 2020, 2021, and 2022 have been prepared in accordance with U.S. GAAP. The audited combined financial statements of Alpha Mind as of and for the years ended December 31, 2021, and 2022 have been prepared in accordance with U.S. GAAP.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant (with Secretary’s Certificate of the Registrant (reflecting the Registrant’s name change effective on September 13, 2022))

2.1*	Registrant’s Specimen American Depositary Receipt

2.2*	Registrant’s Specimen Certificate for Class A ordinary shares

2.3	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-234252), as amended, initially filed with the Securities and Exchange Commission on October 18, 2019).

4.1*	Equity Acquisition Agreement, dated November 22, 2023, among the Registrant, Alpha Mind Technology Limited (“Alpha Mind”) and shareholders of Alpha Mind

4.2*	English translation of Exclusive Business Cooperation Agreement, dated January 1, 2022, between Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Yunbao (Tianjin) Technology Co., Ltd.

4.3*	English translation of Exclusive Option Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholders

4.4*	English translation of Equity Interest Pledge Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholder

108

Exhibit Number	Description of Document
4.5*	English translation of Agreement for Power of Attorney, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholder

4.6*	English translation of the executed form of Spousal Consent Letter, dated January 1, 2022, granted by the spouses of individual shareholders of Huaming Yunbao (Tianjin) Technology Co., Ltd.

4.7*	English translation of Exclusive Business Cooperation Agreement, dated January 1, 2022, between Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd.

4.8*	English translation of Exclusive Option Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholders

4.9*	English translation of Equity Interest Pledge Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholder

4.10*	English translation of Agreement for Power of Attorney, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholder

4.11*	English translation of the executed form of Spousal Consent Letter, dated January 1, 2022, granted by the spouses of individual shareholders of Huaming Insurance Agency Co., Ltd.

4.12*	English translation of the equity transfer agreement, dated October 31, 2023, between Qingke (China) Limited and Wangxiancai Limited

4.13	2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.14*	2022 Share Incentive Plan of the Registrant

4.15*	Secured Promissory Note issued by FLJ Group Limited to MMTEC, INC

4.16*	Secured Promissory Note issued by FLJ Group Limited to Burgeon Capital Inc

4.17*	Equity Acquisition Agreement, dated September 29, 2023, among the Registrant, Lianlian Holdings Inc. (“Lianlian”) and certain shareholders of Lianlian

8.1*	List of Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019).

109

Exhibit Number	Description of Document
15.1*	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm

15.2*	Consent of WWC, P.C., independent registered public accounting firm

15.3*	Consent of JunHe LLP

16.1*	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

110

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

FLJ Group Limited

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: December 28, 2023

111

FLJ GROUP LIMITED

ALPHA MIND TECHNOLOGY LIMITED

FLJ GROUP LIMITED

ALPHA MIND TECHNOLOGY LIMITED

INDEX TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

Introduction to Unaudited Pro Forma Condensed Combined Financial Information	P-1
Unaudited Pro Forma Condensed Combined Balance Sheets as of March 31, 2023 and September 30, 2022	P-2
Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended September 30, 2022	P-5
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended March 31, 2023	P-4
Notes to Unaudited Pro Forma Condensed Combined Financial Information	P-6

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

FLJ Group Limited (formerly Q&K International Group Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FLJ Group Limited, its subsidiaries and consolidated variable interest entities (the “Group”) as of September 30, 2022 and 2021, the related consolidated statements of comprehensive (loss) income, changes in shareholders’ deficit and cash flows for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in Note 2, the Group has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter

As discussed in Note 18 to the financial statements, subsequent to the date of our original audit opinion, there were unaudited business disposal and acquisition transactions. Our opinion is not modified with respect to these matters.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP

We have served as the Group’s auditor since 2020

New York, NY

January 20, 2023

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2021	2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	16,317	2,772	390
Restricted cash	2,935	106	15
Accounts receivable, net	370	752	106
Amounts due from related parties	201	—	—
Prepaid rent and deposit	571	—	—
Advances to suppliers	12,933	8,501	1,195
Other current assets	143,343	59,029	8,298

Total current assets	176,670	71,160	10,004
Non-current assets:
Property and equipment, net	38,940	500	70
Intangible assets, net	152,464	13,475	1,894
Other assets	9,556	10,405	1,464

Total non-current assets	200,960	24,380	3,428
Total assets	377,630	95,540	13,432
LIABILITIES AND DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Group, see Note 2)
Current liabilities:
Accounts payable	320,269	122,667	17,244
Amounts due to related parties	—	4,831	679
Deferred revenue	171,157	129,930	18,265
Short-term debt	558,705	110,097	15,477
Rental instalment loans	18,094	15,756	2,215
Deposits from tenants	65,785	38,439	5,404
Contingent liabilities for payable for asset acquisition	164,254	165,033	23,200
Accrued expenses and other current liabilities	1,049,361	81,649	11,480

Total current liabilities	2,347,625	668,402	93,964
Non-current liabilities:
Long-term debt	201,041	—	—
Convertible note, net	313,870	—	—

Total non-current liabilities	514,911	—	—
Total liabilities	2,862,536	668,402	93,964
Commitments and contingencies (Note 16)
Deficit:
Class A Ordinary shares (US$0.00001 par value per share; 37,500,000,000 and 37,500,000,000 shares authorized; 1,544,097,151 shares issued and 1,466,997,151 shares outstanding as of September 30, 2021, and 25,878,920,464 shares issued and outstanding as of September 30, 2022, respectively)	99	1,727	243
Class B Ordinary shares (US$0.00001 par value per share; 2,500,000,000 and 2,500,000,000 shares authorized; 180,389,549 shares and nil shares issued and outstanding as of September 30, 2021 and 2022, respectively)	11	—	—
Treasury shares, at cost	(5)	—	—
Additional paid-in capital	1,845,295	2,954,625	415,355
Accumulated deficit	(4,378,690)	(3,558,667)	(500,270)
Accumulated other comprehensive income	38,784	29,453	4,140
Total FLJ Group Limited shareholders’ deficit	(2,494,506)	(572,862)	(80,532)
Noncontrolling interest	9,600	—	—
Total deficit	(2,484,906)	(572,862)	(80,532)
Total liabilities and deficit	377,630	95,540	13,432

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Net revenues:
Rental service	1,105,172	939,169	565,759	79,533
Value-added services and others	102,791	97,037	86,574	12,170
Total net revenues	1,207,963	1,036,206	652,333	91,703
Operating costs and expenses:
Operating cost (including costs charged by related parties of RMB 47,464, RMB nil and RMB nil for the years ended September 30, 2020, 2021 and 2022, respectively)	(1,203,415)	(949,654)	(711,003)	(99,952)
Selling and marketing expenses	(63,512)	(13,115)	(13)	(2)
General and administrative expenses	(102,769)	(217,108)	(62,161)	(8,738)
Research and development expenses	(24,934)	(7,768)	(2,795)	(393)
Pre-operation expenses	(14,245)	—	—	—
Impairment loss on long-lived assets	(846,766)	(199,575)	(100,156)	(14,080)
Loss from disposal of property and equipment and intangible assets	(468,980)	(30,173)	(11,972)	(1,683)
Other income (expense), net	15,881	(18,476)	(8,104)	(1,140)
Total operating costs and expenses	(2,708,740)	(1,435,869)	(896,204)	(125,988)
Loss from operations	(1,500,777)	(399,663)	(243,871)	(34,285)
Interest expense, net	(130,206)	(127,300)	(66,892)	(9,403)
Inducement expenses	—	—	(423,686)	(59,561)
Gains from deconsolidation of VIE’s subsidiaries	—	—	1,554,450	218,521
Debt extinguishment loss	—	(41,964)	—	—
Foreign exchange loss, net	(62)	(244)	—	—
Fair value change of contingent earn-out liabilities	97,417	—	—	—
(Loss) income before income taxes	(1,533,628)	(569,171)	820,001	115,272
Income tax expense	(13)	(31)	(21)	(3)
Net (loss) income	(1,533,641)	(569,202)	819,980	115,269
Less: net loss attributable to noncontrolling interests	(49)	(28)	(43)	(6)
Net loss attributable to FLJ Group Limited’s ordinary shareholders	(1,533,592)	(569,174)	820,023	115,275
Net (loss) earnings per share attributable to ordinary shareholders of FLJ Group Limited—Basic and diluted	(1.14)	(0.39)	0.08	0.01
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,351,127,462	1,460,692,909	10,258,424,457	10,258,424,457

Net (loss) income	(1,533,641)	(569,202)	819,980	115,269
Other comprehensive income (expenses), net of tax of nil:
Foreign currency translation adjustments	24,265	20,427	(9,331)	(1,312)
Comprehensive (loss) income	(1,509,376)	(548,775)	810,649	113,957
Less: comprehensive loss attributable to noncontrolling interests	(49)	(28)	(43)	(6)
Comprehensive (loss) income attributable to FLJ Group Limited’s ordinary shareholders	(1,509,327)	(548,747)	810,692	113,963

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	FLJ Group Limited Shareholders’ Deficit
	Class A Ordinary shares		Class B Ordinary shares		Series A non-redeemable preferred shares		Treasury stock		Additional	Accumulated other				Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	shareholders’ deficit
Balance at September 30, 2019	59,731,861	4	370,718,629	23	255,549,510	35,777	—	—	—	(5,908)	(2,275,924)	(2,246,028)	9,677	(2,236,351)
Issuance of ordinary shares in connection with initial public offering (“IPO”), net off issuance of cost of RMB 29,289	93,150,000	6	—	—	—	—	—	—	289,021	—	—	289,027	—	289,027
Conversion of Series Anon-redeemable preferred shares into ordinary shares	255,549,510	17	—	—	(255,549,510)	(35,777)	—	—	35,760	—	—	—	—	—
Conversion of mezzanine equity into ordinary shares	656,860,850	42	—	—	—	—	—	—	1,425,436	—	—	1,425,478	—	1,425,478
Repurchase of American Depositary Shares (“ADS”) from certain investors into treasury shares	—	—	—	—	—	—	(77,250,000)	(298,110)	—	—	—	(298,110)	—	(298,110)
ADS to be issued in exchange for acquisition of certain assets from two third parties	—	—	—	—	—	—	—	—	312,273	—	—	312,273	—	312,273
Share-based compensation	—	—	—	—	—	—	—	—	16,045	—	—	16,045	—	16,045
Warrants issued in connection with convertible notes	—	—	—	—	—	—	—	—	6,564	—	—	6,564	—	6,564
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	190,329,080	12	(190,329,080)	(12)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(1,533,592)	(1,533,592)	(49)	(1,533,641)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	24,265	—	24,265	—	24,265
Balance at September 30, 2020	1,255,621,301	81	180,389,549	11	—	—	(77,250,000)	(298,110)	2,085,099	18,357	(3,809,516)	(2,004,078)	9,628	(1,994,450)
Issuance of ordinary shares to settle payable for asset acquisition	186,375,850	11	—	—	—	—	—	—	(8)	—	—	3	—	3
Reissuance of treasury shares to as debt extinguishment cost	—	—	—	—	—	—	77,250,000	298,110	(256,146)	—	—	41,964	—	41,964
Exercise of share-based compensation	25,000,000	2	—	—	—	—	—	—	(2)	—	—	—	—	—
Issuance and repurchase of ordinary shares	77,100,000	5	—	—	—	—	(77,100,000)	(5)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	15,806	—	—	15,806	—	15,806
Warrants issued in connection with convertible notes	—	—	—	—	—	—	—	—	546	—	—	546	—	546
Net loss	—	—	—	—	—	—	—	—	—	—	(569,174)	(569,174)	(28)	(569,202)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	20,427	—	20,427	—	20,427
Balance at September 30, 2021	1,544,097,151	99	180,389,549	11	—	—	(77,100,000)	(5)	1,845,295	38,784	(4,378,690)	(2,494,506)	9,600	(2,484,906)
Issuance of ordinary shares to settle acquisition of certain assets from two third parties	7,662,060	1	—	—	—	—	—	—	(1)	—	—	—	—	—
Issuance of ordinary shares upon the conversion of convertible bond	15,414,467,400	1,031	—	—	—	—	—	—	700,372	—	—	701,403	—	701,403
Issuance of ordinary shares to settle short-term borrowings	8,617,124,250	577	—	—	—	—	—	—	391,527	—	—	392,104	—	392,104
Share-based compensation	115,180,054	8	—	—	—	—	—	—	9,763	—	—	9,771	—	9,771
Warrants issued in connection with convertible notes	—	—	—	—	—	—	—	—	1,420	—	—	1,420	—	1,420
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	(243)	—	—	(243)	(9,557)	(9,800)
Transfer of treasury stock to a third party	—	—	—	—	—	—	77,100,000	5	6,492	—	—	6,497	—	6,497
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	180,389,549	11	(180,389,549)	(11)	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	—	—	820,023	820,023	(43)	819,980
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(9,331)	—	(9,331)	—	(9,331)
Balance at September 30, 2022	25,878,920,464	1,727	—	—	—	—	—	—	2,954,625	29,453	(3,558,667)	(572,862)	—	(572,862)

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Operating activities:
Net (loss) income	(1,533,641)	(569,202)	819,980	115,269
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Share-based compensation	16,045	15,806	9,771	1,374
Depreciation and amortization	263,038	79,259	27,399	3,852
Loss from disposal of property, plant and equipment and intangible assets	468,980	30,173	11,972	1,683
Accretion of interest expense	214	1,988	1,222	172
Fair value change of contingent earn-out liabilities	(97,417)	—	—	—
Deferred rent	(201,127)	(214,557)	—	—
Writing off doubtful accounts	—	150,155	—	—
Impairment loss	846,766	199,575	100,156	14,080
Inducement expenses	—	—	423,686	59,561
Gains from deconsolidation of VIE’s subsidiaries	—	—	(1,554,450)	(218,521)
Debt extinguishment loss	—	41,964	—	—
Changes in operating assets and liabilities:
Accounts receivable	(644)	1,573	(391)	(55)
Amounts due from related parties	5,419	(33)	201	28
Prepaid rent and deposit	146,913	37,623	234	33
Advances to suppliers	47,985	9,595	(4,743)	(667)
Other current assets	44,756	23,460	59,240	8,328
Other assets	(51,187)	47,577	(849)	(119)
Accounts payable	115,201	25,800	90,736	12,755
Amounts due to related parties	3,473	(6,594)	97	14
Deferred revenue	(127,947)	(18,631)	(40,669)	(5,717)
Deposits from tenants	(161,525)	(16,406)	(25,930)	(3,645)
Accrued expenses and other current liabilities	269,539	51,214	42,749	6,010
Net cash provided by (used in) operating activities	54,841	(109,661)	(39,589)	(5,565)
Investing activities:
Purchases of property and equipment	(99,172)	(2)	—	—
Payment for asset acquisition (Note 8)	(39,498)	(6,484)	—	—
Acquisition of non-controlling interest	—	—	(9,800)	(1,378)
Disposal of cash in deconsolidated subsidiaries, VIE and VIE’s subsidiaries	—	—	(1,668)	(234)
Net cash used in investing activities	(138,670)	(6,486)	(11,468)	(1,612)
Financing activities:
Proceeds from IPO, net off issuance cost of RMB 29,289	289,027	—	—	—
Proceeds from issuance of convertible notes	163,565	113,236	20,007	2,813
Payment for repurchase of ADS from certain investors into treasury shares	(248,859)	—	—	—
Proceeds from short-term bank borrowings	351,046	39,652	6,544	920
Repayment of short-term bank borrowings	(65,000)	(4,500)	—	—
Proceeds from long-term bank borrowings	150,000	75,329	—	—
Repayment of long-term bank borrowings	(122,548)	(37,090)	—	—
Proceeds from rental instalment loans	258,097	—	—	—
Repayment of rental instalment loans	(924,171)	(85,026)	(1,976)	(278)
Proceeds from capital lease and other financing arrangement payable	65,415	—	—	—
Repayment of capital lease and other financing arrangement payable	(51,496)	—	—	—
Proceeds from borrowings from related parties	—	—	4,734	665
Net cash (used in) provided by financing activities	(134,924)	101,601	29,309	4,120
Effect of foreign exchange rate changes	(295)	2,032	5,374	756
Net decrease in cash, cash equivalents and restricted cash	(219,048)	(12,514)	(16,374)	(2,301)
Cash, cash equivalents and restricted cash at the beginning of the year	250,814	31,766	19,252	2,706
Cash, cash equivalents and restricted cash at the end of the year	31,766	19,252	2,878	405

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	(16,628)	(1,017)	—	—
Income taxes paid	(90)	(3)	(4)	(0)
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	(97,835)	—	—	—
Acquisition of rental assets financed by ADS	(22,540)	—	—	—
Asset acquisition financed by payables and ADS	(455,541)	—	—	—
Asset acquisition settled by ordinary shares	—	(164,256)	—	—
Payment of debt extinguishment cost by ordinary shares	—	(41,961)	—	—
Convertible note converted into ordinary shares	—	—	(333,679)	(46,908)
Short-term borrowings settled by ordinary shares	—	—	(217,477)	(30,572)
Short-term borrowings settled by transfer of treasury stocks	—	—	(6,497)	(913)
Conversion of Series Anon-redeemable preferred shares and mezzanine into ordinary shares	(1,425,478)	—	—	—
Issuance of convertible notes to repurchase ADS from an investor	49,251	—	—	—
Reconciliation to amounts on the consolidated balance sheets:

	As of September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Cash and cash equivalents	22,879	16,317	2,772	390
Restricted cash	8,887	2,935	106	15
Total cash, cash equivalents and restricted cash	31,766	19,252	2,878	405

The accompanying notes are an integral part of these consolidated financial statements.

FLJ Group Limited

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Renminbi and USD in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

FLJ Group Limited (formerly known as “Q&K International Group Limited”) (the “Company” or “FLJ”), its subsidiaries and consolidated variable interest entities (the “Group”) is a rental apartment operation platform in the People’s Republic of China (the “PRC”), that provides rental and value-added services to young, emerging urban residents since 2012. The Group sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC. The Company has changed its corporate name from “Q&K International Group Limited” to “FLJ Group Limited”, effective on September 13, 2022. In addition, the Company began trading under the new ticker symbol “FLJ” on the NASDAQ effective on September 26, 2022.

Effective on March 7, 2022, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing thirty (30) Class A ordinary share to one (1) ADS representing one hundred and fifty (150) Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split. There will be no change to the Group’s Class A ordinary shares. The exchange of every five (5) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

On October 26, 2021 and December 17, 2021, the Group transferred of all of its equity interest in Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Group, and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Equity Transfer”). The Equity Transfer was made at nominal consideration. As of the date of this annual report, the Group no longer conducts substantial operation through any variable interest entity.

As of September 30, 2022, four of the subsidiaries of Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce”) filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. Accordingly the Group had no control over the allocation of remaining assets in liquidation of these subsidiaries and their subsidiaries (collectively “Deconsolidated VIE’s Subsidiaries”), accordingly the Company deconsolidated these deconsolidated subsidiaries.

Upon the deconsolidation of Deconsolidated VIE’s Subsidiaries, the Group would continue its effort to provide rental and value-added services in China. The management believed the deconsolidation does not represent a strategic shift because it is not changing the way it is running its business. The Group has not shifted the nature of its operations or the major geographic market area. Prior to the deconsolidation, operating revenue generated through the subsidiaries of the VIE amounted to RMB 1,635 for the period from October 1, 2021 through deconsolidation dates, accounting for 0.2% of consolidated revenues for the year ended September 30, 2022. Net loss amounted to RMB40,902 for the period from October 1, 2021 through deconsolidation dates, the abstract amount accounted for 5% of the consolidated net income of the Company for the year ended September 30, 2022. On the deconsolidation date, the net deficit of Deconsolidated VIE’s Subsidiaries was RMB 2,231,140 and the Group wrote off investments of RMB 500,000 in Deconsolidated VIE’s Subsidiaries, and waived amounts of RMB 176,690 due from Deconsolidated VIE’s Subsidiaries. The Group recognized gains of RMB 1,554,450 from deconsolidation of Deconsolidated VIE’s Subsidiaries.

The management believed the deconsolidation of Deconsolidated VIE’s Subsidiaries does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The deconsolidation is not accounted as discontinued operations in accordance with ASC 205-20.

The Group did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Q&K E-commerce as a discontinued operation, as FLJ is the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as FLJ has the power to direct the activities of these companies that most significantly impact their economic performance and FLJ has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. The Group accounted for Q&K HK, Q&K Investment Consulting and Q&K E-commerce as variable interest entities. Accordingly, the accompanying consolidated financial statements include the financial statements of Q&K HK, Q&K Investment Consulting and Q&K E-commerce. For the year ended September 30, 2022, operating revenue generated through Q&K HK, Q&K Investment Consulting and Q&K E-commerce were RMB 1,635, accounting for 0.3% of consolidated revenues, and net loss amounted to RMB43,940, the abstract amount accounting for 5% of the consolidated net income of the Company.

As of September 30, 2022, the Group’s significant subsidiaries and VIE:

	Entity	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
QK365.com INC. (BVI)		September 29, 2014	BVI	100%	Holding
Fenglinju (China) Hong Kong Limited (“Fenglinju”)		October 21, 2021	Hong Kong	100%	Holding
Haoju(shanghai) Artificial Intelligence Technology Co., Ltd (formerly known as “Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.”) (“Q&K AI”)		May 13, 2019	PRC	100%	Holding and Operating
Chengdu Liwu Apartment Management Co., Ltd		June 19, 2020	PRC	100%	Operating
VIE:
QingKe (China) Limited (“Q&K HK”)		July 7, 2014	Hong Kong	100%	Holding
Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”)		April 2, 2015	PRC	100%	Holding and Operating
Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce”)		August 2, 2013	PRC	100%	Holding and Operating

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

As of and for the years ended September 30, 2020 and 2021, the consolidated financial statements include the financial statements of the Group, its subsidiaries and consolidated variable interest entity and its subsidiaries. As of and for the year ended September 30, 2022, the consolidated financial statements include the financial statements of the Group, its subsidiaries and the consolidated variable interest entity. All intercompany transactions and balances are eliminated on consolidation.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, to support its working capital requirements.

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 4,378,690 and RMB 3,558,667 as of September 30, 2021 and 2022, respectively. Net cash used in operating activities were RMB 109,661 and RMB 39,589 for the years ended September 30, 2021 and 2022, respectively, while the Group generated cash of RMB 54,841 from operating activities for the year ended September 30, 2020. As of September 30, 2021 and 2022, current liabilities exceeded current assets by RMB 2,170,955 and RMB 597,242, respectively.

In addition, the Group’s operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19). During the period, the Group adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the years ended September 30, 2020, 2021 and 2022, the average month-end occupancy rate and the rental spread margin before discount for rental prepayments decreased as compared to fiscal year 2019 mainly due to the impact of COVID-19.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans, issuance of ordinary shares, principal shareholder’s financial support. The Group will focus on the following activities:

●	On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of $300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations; and

●	In January 2023, a shareholder of the Group, has agreed to consider providing necessary financial support in the form of debt and/or equity, to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

The Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries and consolidated variable interest entity and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

Upon the transfer of equity in Q&K HK and Q&K Investment Consulting on December 17, 2021 and October 26, 2021, respectively, the Group became primary beneficiary of the two former subsidiaries. Since the dates of equity transfer, the Group consolidated Q&K HK and Q&K Investment Consulting as variable interest entities.

To comply with the PRC law and regulations which restrict foreign ownership of companies that provide value-added telecommunication services in the PRC, Q&K Investment Consulting entered into VIE Agreements with Q&K E-Commerce and its respective shareholders through which the Group became the primary beneficiary of Q&K E-Commerce and its subsidiaries.

The following is a summary of the key VIE Agreements:

Shareholder Voting Proxy Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into a shareholder voting proxy agreement on April 21, 2015. Pursuant to the voting proxy agreement, each shareholder of Q&K E-Commerce irrevocably authorizes any person(s) designated by Q&K Investment Consulting to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Q&K E-Commerce, such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The shareholder voting proxy agreement will remain in force unless Q&K Investment Consulting gives out any instruction in writing or otherwise.

Spousal Consent Letters

The spouse of one shareholder of Q&K E-Commerce who holds 10.47% equity interest in Q&K E-Commerce signed a spousal consent letter on April 14, 2015. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed, respectively, that she was aware of the disposal of Q&K E-Commerce shares held by the shareholder in the abovementioned exclusive option agreement, equity pledge agreement, shareholder voting proxy agreement and power of attorney. The signing spouse confirmed not having any interest in the Q&K E-Commerce shares and committed not to impose any adverse assertions upon those shares. The signing spouse further confirmed that her consent and approval are not needed for any amendment or termination of the abovementioned agreements and committed that she shall take all necessary measures needed for the performance of those agreements.

Exclusive Technology Service Agreement

Q&K Investment Consulting and Q&K E-Commerce entered into an exclusive technology service agreement on April 21, 2015. Pursuant to this agreement, Q&K Investment Consulting or its designated party has the exclusive right to provide Q&K E-Commerce with consulting, software and technology services. Without Q&K Investment Consulting’s prior written consent, Q&K E-Commerce shall not accept any technical support and services covered by this agreement from any third party. Q&K E-Commerce agrees to pay service fees equivalent to no less than 100% of its annual net profit. Q&K E-Commerce also agrees to pay service fees for any specific technology service and consultation service rendered by Q&K Investment Consulting at Q&K E-Commerce’s request from time to time. Q&K Investment Consulting owns the intellectual property rights arising out of the provisions of services under this agreement. Unless terminated mutually, this agreement will remain effective for twenty years. This agreement will be automatically renewed for another ten years, unless there is any written objection rendered third days prior to its expiry.

Exclusive Option Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into an exclusive option agreement in 2015. Pursuant to the exclusive option agreement, Q&K E-Commerce and its shareholders have irrevocably granted Q&K Investment Consulting or any third party designated by Q&K Investment Consulting an exclusive option to purchase all or part of their respective equity interests in Q&K E-Commerce. The purchase price shall be the lower of (i) the amount that the shareholders contributed to Q&K E-Commerce as registered capital for the equity interests to be purchased, or (ii) the lowest price permitted by applicable PRC law. The shareholders of Q&K E-Commerce irrevocably agree that if such price is lower than what is allowed by PRC law, the purchase price should be equal to the lowest price allowed by PRC law. Q&K E-Commerce or its shareholders will repay Q&K Investment Consulting or any third party designated by Q&K Investment Consulting the purchase price within ten business days after Q&K E-Commerce or its shareholders receives such purchase price. In addition, Q&K E-Commerce granted Q&K Investment Consulting an exclusive option to purchase, or have its designated entity or person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of Q&K E-Commerce’s assets at the net book value of the transferred assets, or the lowest price permitted by applicable PRC law if the latter is higher than the relevant net book value.

Q&K Investment Consulting may transfer any of its rights or obligations under this agreement to a third party after notifying Q&K E-Commerce and its shareholders. Without Q&K Investment Consulting’s prior written consent, the shareholders of Q&K E-Commerce shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Q&K E-Commerce also undertake that they will not transfer, pledge, or otherwise dispose of their equity interests in Q&K E-Commerce to any third party or create or allow any encumbrance on their equity interests. This agreement will remain effective until Q&K Investment Consulting or any third party designated by Q&K Investment Consulting has acquired all equity interest of Q&K E-Commerce from its shareholders.

Equity Pledge Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into an equity pledge agreement on April 21, 2015. Pursuant to the equity pledge agreement, each shareholder of Q&K E-Commerce has pledged all of its equity interest in Q&K E-Commerce to Q&K Investment Consulting to guarantee the performance by such shareholder and Q&K E-Commerce of their respective obligations under the exclusive technology service agreement, shareholder voting proxy agreements, and exclusive option agreement as well as their respective liabilities arising from any breach. If Q&K E-Commerce or any of its shareholders breaches any obligations under these agreements, Q&K Investment Consulting, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Q&K E-Commerce agrees that before its obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Q&K Investment Consulting. The equity pledge agreement will remain effective until Q&K E-Commerce and its shareholders discharge all their obligations under the contractual arrangements. The Group has completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with PRC Property Rights Law on April 30, 2015.

The Group believes that the contractual arrangements with Q&K E-Commerce are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiaries and Q&K E-Commerce;

●	discontinue or restrict the operations of any related-party transactions between the Group’s PRC subsidiaries and Q&K E-Commerce;

●	limit the Group’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Group’s PRC subsidiaries and Q&K E-Commerce may not be able to comply;

●	require the Group or the Group’s PRC subsidiaries or Q&K E-Commerce to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The imposition of any of these penalties may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of Q&K E-Commerce or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial results of Q&K E-Commerce.

The following financial statement amounts and balances of the Q&K HK, Q&K Investment Consulting and Q&K E-Commerce (collectively “VIE entities”) and their subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. The revenues, net loss and cash flows for the year of 2022 represented the amounts of Q&K HK and Q&K Investment Consulting for the period from dates of equity transfer through September 30, 2022, the amounts of Q&K E-Commerce for the year ended September 30, 2022 and the amounts of the subsidiaries of Q&K E-Commerce for the period from October 1, 2021 through the dates of deconsolidation.

	As of September 30,
	2021	2022
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	10,982	62	9
Restricted cash	2,893	—	—
Accounts receivable	370	—	—
Prepaid rent and deposit	571	—	—
Advances to suppliers	5,323	6,131	862
Other current assets	97,978	2,572	362
Property and equipment, net	38,940	—	—
Intangible assets, net	539	—	—
Other assets	108	98	14
Total assets	157,704	8,863	1,247

LIABILITIES
Accounts payable	281,458	34	5
Deferred revenue	1,125	16	2
Short-term debt	256,773	13,000	1,828
Rental instalment loans	33	—	—
Deposits from tenants	1,422	—	—
Accrued expenses and other current liabilities	875,572	67,908	9,547
Long-term debt	201,041	—	—
Total liabilities	1,617,424	80,958	11,382

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Net revenues	965,093	173,921	1,635	230
Net loss	(1,491,565)	(375,470)	(43,940)	(6,177)

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	72,293	(108,705)	(16,087)	(2,261)
Net cash used in investing activities	(99,172)	—	(217)	(31)
Net cash (used in) provided by financing activities	(95,948)	98,466	2,267	319

The consolidated VIE entities and their subsidiaries contributed 80%, 17% and 0.3% and of the Group’s consolidated revenues for the years ended September 30, 2020, 2021 and 2022. As of September 30, 2021 and 2022, the consolidated VIE entities and their subsidiaries accounted for an aggregate of 42% and 9%, respectively, of the Group’s consolidated total assets, and 57% and 12%, respectively, of the Group’s consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE entities. However, the Company has provided and will continue to provide financial support to the VIE considering the business requirements of the VIE entities, as well as the Company’s own business objectives in the future.

There are no assets held in the VIE entities and its subsidiaries that can be used only to settle obligations of the VIE entities and their subsidiaries, except for registered capital and the PRC statutory reserves. As the VIE entities and their subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIE entities do not have recourse to the general credit of the Group for any of the liabilities of the VIE entities. Relevant PRC laws and regulations restrict the VIE entities from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, share-based compensation, fair value of the convertible note without the warrants and the warrants themselves.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Restricted cash

As of September 30, 2021, restricted cash mainly represents the Group’s frozen bank accounts deposits to the bank as a form of security with respect to the Group’s debt and tenants’ repayment of rental instalment loans. As of September 30, 2022, restricted cash mainly represents the Group’s frozen bank accounts for liquidation of the VIE’s subsidiaries. The restricted cash are not available to fund the general liquidity needs of the Group.

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment losses. The renovations and interest cost incurred during construction are capitalized. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives. The expected useful lives are as follows:

Property and equipment	Useful lives
Furniture, fixtures and equipment	3 years
Motor vehicles	4 years

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive (loss) income as the difference between the net sales proceeds and the carrying amount of the underlying asset.

Intangible assets, net

On July 22, 2020, the Group entered into a series of asset purchase agreements with Great Alliance Coliving Limited. And its affiliates (“Beautiful House”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached to them, and trademarks of Beautiful House. In addition, the Group also assumed liabilities associated with acquired assets. The Group accounted for the acquisition as an asset acquisition because the Group did not acquire substantive process from Beautiful House.

The total consideration, after deducting the liabilities assumed in the asset acquisition, was allocated to identified apartment rental contracts and trademarks on the basis of their relative fair value. See Note 8.

Purchased intangible assets are mainly comprised of software.

Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Intangible assets	Useful lives
Apartment rental contracts	Shorter of the lease term or 8 years
Trademarks	8 years
Software	10 years

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

For the years ended September 30, 2020, the Group recognized impairment losses of RMB 846,766 against certain apartments due to the continued underperformance relative to the projected operating results.

For the year ended September 30, 2021, the Group recognized impairment losses of RMB 199,575 against leasehold improvements and furniture, fixtures and equipment used in apartments under capital lease and other financing arrangements. The Group expected it would not receive any cash flow from these property and equipment, as the Group terminated cooperation with the rental service company and no longer received fee income during the year (See Note 2–- Capital lease and other financing arrangement).

For the year ended September 30, 2022, the Group recognized impairment of RMB 70,606 and RMB 29,550 against trademark and apartment rental contracts (See Note 2 – Fair value), respectively.

Capital lease and other financing arrangement

Leases of leasehold improvements or furniture, fixtures and equipment that transfer to the Group substantially all of the risks and rewards of ownership by the end of the lease term are classified as capital leases. The leasehold improvements and liability are measured initially at an amount equal to the lower of their fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under capital leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability.

The Group started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Group for costs incurred for the renovation. The Group then makes payments to the rental service company in instalments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to the Group. The Group accounts for this arrangement with the rental service company as a capital lease. Under the same arrangement above, the Group also sells leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously leases them back. Such transaction fails sales and lease-back accounting and is accounted for as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable.

During the year ended September 30, 2021, the Group terminated cooperation with the rental service company, and the Group reclassified the capital lease payable and other financing payable to the account of “Accrued expenses and other current liabilities”. Because the underlying leasehold improvements or furniture, fixtures and equipment used in apartments did not provide future cash flows for the Group, the Group provided full impairment against these leasehold improvements or furniture, fixtures and equipment. As of September 30, 2021 and 2022, the Group had no outstanding balances of capital lease payable or other financing arrangement payable.

Lease accounting with tenants

The Group sources apartments from landlords and converts them into standardized furnished rooms to lease to tenants seeking affordance residences in China. Revenues are primarily derived from the lease payments from its tenants and are recorded net of tax.

The Group typically enters into 12 to 26-month leases with tenants and a majority of which have a lock-in period of 12 months or longer. The lock-in period represents the term during which termination will result in the forfeiture of deposit, which is typically 1 or 2 months’ rent. The Group determines that the lock-in period is the lease term under ASC 840. Upon termination of leases, the Group returns unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after lock-in period. Monthly rent is fixed throughout the lease term and there is no rent-free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.

In April 2020, the Group started to modify arrangements with a rental service company (See Capital lease and other financing arrangement) for apartments in certain cities. For some apartments under this arrangement, the Group no longer leases in apartments from the rental service company or enters into new lease-out agreements with tenants. Instead, the Group transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. The Group and a third-party contractor are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, the Group is responsible for supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, the Group is required to pay the rental service company this difference.

In December 2020 through August 2021, the Group terminated the arrangements with the rental service company. As of September 30, 2021, the Group did not provide supervision services over the third-party contractor and did not receive fee income from the rental service company. Accordingly the Group ceased recognition of lease income upon termination of the arrangements.

Rental incentives

Tenants who prepay rent are entitled to rental discounts. Tenants who prepay rent of at least the first six months of the lease term can enjoy a 5% rental discount, and tenants who prepay at least the first twelve months of lease term rental can enjoy a 10% rental discount (subject to a RMB200 limit per month). Such incentives are only applicable during the lock-in period. The Group considers the rental discounts as a lease incentive and records it as a reduction in revenue on a straight line basis over the lease term. The Group recorded RMB 12,921, RMB 5,695 and RMB nil of rental incentives for the years ended September 30, 2020, 2021 and 2022, respectively.

Rental instalment loan arrangement

In order to encourage tenants to make advance payments, the Group cooperates with various financial institution partners to facilitate rental instalment loans for its tenants, who apply for rental instalment loans directly with these financial institutions. The financial institutions approve or decline the rental instalment loans based on the tenants credit profile, and approval of the rental instalment loans are not guaranteed to the tenants at lease inception. If the loans are approved by the financial institution partners, the proceeds, which represent the total rental payments for the period covered under the lease agreement, are remitted to the Group by way of the tenant’s entrustment loan. The proceeds would then be applied to the tenants’ rental payments on monthly basis. The Group records the entire prepayment as rental instalment loans. Tenants repay the loan principal in monthly instalments directly to the financial institutions which equals to the monthly rental payment. The Group pays instalment loan interests on behalf of the tenants and recognizes such payments as interest expense in the consolidated statements of comprehensive loss.

The Group also provides guarantee to these financial institutions with respect to the tenants’ repayment of the loans. In the event that the tenants default on the repayment or early terminate the lease agreements, the Group must return the remaining prepayments to the financial institutions within a prescribed period of time. Under the rental instalment loan scheme, the Group has full control of the entire instalment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, the Group determines that guarantee liability to be nil as of September 30, 2021 and 2022. The Group did not enter into new rental instalment loan arrangements from April 2021.

Impact on cash flows

For rental instalment loans received directly from financial institutions, the Group determines the substance of the arrangement as akin to a debt from its tenants, and as such, this portion was classified as a cash inflow from financing activities within the Group’s consolidated statements of cash flows. During the lease term, constructive receipts and disbursements are recognized on a monthly basis by recognizing the repayment of rental instalment loans as a financing cash outflow and the receipt of monthly rental income as an operating cash inflow.

Rental prepayments received directly from tenants were recorded as deferred revenue in the consolidated balance sheets and classified as a cash inflow from operating activities.

Lease accounting with landlords

The Group leases apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent-free period of one – two months per year and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group determines the lease term under ASC 840 to include the years that can be early terminated by the landlords. The Group records total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as deferred rent on the consolidated balance sheets.

In December 2020 through August 2021, the Group terminated the arrangements with the rental service company. Accordingly the Group early terminated lease agreements with landlords. Upon termination, the deferred rent was accelerated in recognition as a reduction against rental expenses of RMB 100,962.

As of September 30, 2021 and 2022, the Company had no balance deferred rent, both current and noncurrent.

Rental expense to the landlords recorded in consolidated statements of comprehensive losses were RMB 813,773, RMB 642,354 and RMB 539,487 for the years ended September 30, 2020, 2021 and 2022, respectively.

Value-added services and others

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on October 1, 2019, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Group has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Group concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 605 and therefore there was no material changes.

In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those products. The Group also evaluates whether it is appropriate to record the gross amount of product sales. When the Group is a principal, that the Group obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

For the years ended September 30, 2020, 2021 and 2022, the Group generated revenues from provision of value-added services. Value-added services and others primarily consist of fees received from the tenants from the Group’s provision of internet connection and utility services as part of the lease agreement.

The service fees from tenants are fixed in the agreements and is collected on a monthly basis. The Croup recognized on a monthly basis during the period of the lease term. The service fees are recognized on a gross basis as the Group is the primary obligor in provision of such services and has discretion in establishing transaction prices.

Pre-operation expenses

The Group expenses certain costs incurred in connection with apartment pre-operation activities, mainly including rental expenses and sourcing staff costs incurred before an apartment is ready for lease.

Selling and marketing expenses

Sales and marketing expenses consist primarily of online and offline marketing expenses, promotion expenses, staff costs of sales personnel and other related incidental expenses that are incurred indirectly to attract or retain tenants for the Group. Advertising expenses incurred were RMB 10,773, RMB nil and RMB nil for the years end September 30, 2020, 2021 and 2022, respectively.

Research and development expenses

Research and development expenses include payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support the Group’s business operations.

Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB 18,283, RMB 3,383 and RMB 1,349 for the years ended September 30, 2020, 2021 and 2022, respectively.

PRC value-added taxes and related taxes

The Group is subject to value-added taxes at the rate of 6% for rendering services, 9% for rental business and 13% for sales of goods, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Education surtax and urban maintenance and construction tax are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

Income taxes

Current income taxes are provided on the basis of profit before income tax for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the asset and liability method of accounting for income taxes.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. For the year ended September 30, 2020, the Group repurchased 77,250,000 ordinary shares from certain major investors in the IPO, through cash payment of RMB 248,859 and issuance of convertible notes of RMB 49,251 (equivalent to $7,232). For the year ended September 30, 2021, the Group issued 77,250,000 treasury shares as debt extinguishment costs, to one creditor who made loans to the Group.

For the year ended September 30, 2021, the Group issued 77,100,000 treasury shares and repurchase the same amount of treasury shares which were used as a pledge with Shanghai Huarui Bank (“SHRB”). For the year ended September 30, 2022, the Company reissued the 77,100,000 treasury shares to a third party which purchased and assumed the unpaid borrowings due to SHRB.

As of September 30, 2021 and 2022, the Group had treasury shares account of 77,100,000 and nil ordinary shares with total balance of RMB 5 and RMB nil.

Reclassification

Certain reclassifications have been made to the prior year’s consolidated balance sheets to conform to the current year’s presentation. These reclassifications had no impact on net income/(loss), shareholders’ equity, or cash flows as previously reported.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, the United States and Hong Kong is the United States dollar (“US dollar”) and the functional currency of the Group’s PRC subsidiaries is RMB. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss.

The financial statements of the Group’s non PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive loss.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Convenience translation

The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended September 30, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 7.1135, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2022, or at any other rate.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and, account receivables and amounts due from related parties.

All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. The Group conducts credit evaluations on its tenants and generally require deposits from tenants as collateral. The Group periodically evaluates the creditworthiness of the existing tenants in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Other risks

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Group’s operations.

Coronavirus (“COVID-19”) Impact

The Group’s operations have been affected by the outbreak and spread of the coronavirus disease 2019(COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19outbreak is causing lockdowns, travel restrictions, and closures of businesses. While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities, including Shanghai, have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. The Group’s businesses have been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

Due to the outbreak of COVID-19 since February 2020 through September 2022, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of COVID-19and protect public health. During this period, the Group adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the years ended September 30, 2020 , 2021 and 2020, the average month-end occupancy rate and the rental spread margin before discount for rental prepayments decreased as compared to fiscal year 2019 mainly due to the impact of COVID-19.

In December 2022, the local government abandoned its policies on quarantine at home and large-scale lockdowns, and the COVID-19 has been spreading rapidly in China. However, based on the assessment of current economic environment, customer demand and revenue trend, and the negative impact from COVID-19 outbreak and spread, it appears that the Group’s revenue and operating cash flows may continue to underperform in the next 12 months. Further, a resurgence could further negatively affect both major business segments and impair their ability to regain pre-covid operating levels. As such, the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

Fair value

The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The financial instruments primarily including cash and cash equivalents, restricted cash, account receivables, amounts due from related parties, account payables, amounts due to related parties, short-term debt, rental instalment loans, deposits from tenants, other liabilities, are carried at cost which approximates their fair value due to the short-term nature of these instruments. The convertible note and long-term debt approximates their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The following table summarizes the fair value of the Group’s financial liabilities that are accounted for at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2021 and 2022:

			Fair Value Measurements at Reporting Date Using
	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Gain for the Year Ended September 30, RMB
As of September 30, 2021	Contingent liabilities for payable for asset acquisition	164,254	164,254	—	—	—
As of September 30, 2022	Contingent liabilities for payable for asset acquisition	165,033	165,033	—	—	—

The fair value of contingent liabilities for payable for asset acquisition was referred to the market share price of the Group and the liabilities are classified in Level 1 of the valuation hierarchy. See Note 8 for contingent liabilities for payable for asset acquisition.

The following table presents the Group’s assets measured at fair value on a non-recurring basis as of September 30, 2021 and 2022:

			Fair Value Measurements at Reporting Date Using
Years Ended September 30,	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Loss for the Year Ended September 30, RMB
2021	Property and equipment	—	—	—	—	199,575
2021	Apartment rental agreements	75,883	—	—	75,883	—
2022	Apartment rental agreements	13,475	—	—	13,475	29,550
2021	Trademarks	76,038	—	—	76,038	—
2022	Trademarks	—	—	—	—	70,606

The property and equipment subject to impairment test represented leasehold improvements, and furniture, fixtures and equipment used in apartments. Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its property and equipment are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, 3% and 11% for the year ended September 30, 2020. As of September 30, 2021, these property and equipment no longer generated cash flow for the Group, the Group recognizes full allowance against the property and equipment.

As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that the property and equipment was not fully recoverable and consequently recorded impairment charges of RMB 313,354, RMB 199,575 and RMB nil for the years ended September 30, 2020, 2021 and 2022, respectively.

The Group acquired from Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) certain assets, including approximately 72,000 apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Beautiful House. The Group determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, which are unobservable inputs that fall within Level 3 of the fair value hierarchy. As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that neither apartment rental contracts nor trademarks were fully recoverable and consequently recorded impairment charges of RMB 425,341 and RMB 108,071, respectively, for the year ended September 30, 2020.

As of September 30, 2021, the Group reviewed the fair value of the apartment rental agreements and trademarks based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its apartment rental agreements and trademarks are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement.

The revenue growth rate for apartment rental agreements was 3%, as a result of increase of unit rental fee by 3%, and the discount rate was 11% for the year ended September 30, 2021, which met the profit projection target. The revenue growth rate and discount rate for trademarks were negative 8% and 11%. Because the fair value was higher than the carrying amount of the apartment rental agreements and trademarks, the Group did not recognize impairment against these intangible assets for the year ended September 30, 2021. The revenue growth rate and discount rate for trademarks were negative 8% and 11%. Because the fair value was higher than the carrying amount of the apartment rental agreements and trademarks, the Group did not recognize impairment against these intangible assets for the year ended September 30, 2021.

The revenue growth rate for apartment rental agreements was 0%, as a result of increase of unit rental fee by 0%, and the discount rate was 11% for the year ended September 30, 2022, which underperformed the profit projection target. In addition, with the Group changed its name into FLJ in September 2022, the Company would no longer operate rental business under the trademark of “Beautiful House”. The Group provided impairment of RMB 29,550 and RMB 70,606, respectively, on apartment rental contracts and trademarks for the year ended September 30, 2022.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive loss based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended September 30, 2020, 2021 and 2022, the Group recognized share-based compensation expenses of RMB 16,045, RMB 15,806 and RMB 9,771, respectively, in the consolidated statements of comprehensive loss.

(Losses) earnings per share

Basic (losses) earnings per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted (loss) earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares, including preferred shares, convertible notes, share options and warrants are excluded from the computation in income periods should their effects be anti-dilutive. The Group had share options, convertible notes and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted (loss) earnings per share, the effect of the convertible redeemable and non-redeemable preferred shares, share options and warrants is computed using the two-class method or the as-if converted method, whichever is more dilutive.

Segment reporting

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Asset acquisition

Referring to FASB ASC Topic 805-10-55-5, the Group applied two steps (including step 1, screen test and step 2, evaluation of process and input) in evaluating whether the acquisition is an asset acquisition or a business combination.

The Group measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions, any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets.

Recent accounting pronouncements

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including final periods within those fiscal years. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. ASU No. 2018-10affects narrow aspects of the guidance issued in the amendments in Update2016-02and ASU No. 2018-11allows for an additional optional transition method where comparative periods presented in the financial statements in the period of adoption will not be restated and instead, companies will recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In November 2019, the FASB issued ASU2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates. ASU2019-10amends the effective dates for ASU2016-02. The Group is an EGC and expects to adopt ASU2016-02 utilizing the optional transition approach allowed under ASU2018-11 and apply the package of practical expedients beginning October 1, 2022. The Group expects material changes to its consolidated balance sheet to recognize right-of-use lease assets and related lease liabilities for operating leases. On October 1, 2022, the Group recognized approximately RMB 627 million of right-of-use assets and operating lease liabilities upon the adoption of ASC 842.

In June 2016, the FASB issued ASU2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). ASU2019-10amends the effective dates for ASU2016-13. The Group is an EGC and has elected to adopt the new standard as of the effective date applicable to non-issuers and will implement the new standard on October 1, 2023. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Group continues to evaluate the impact of ASU 2020-06 on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Group’s financial statements.

3.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of September 30,
	2021	2022
Receivable from sales of buildings under construction (1)	100,300	—
Due from a service provider (2)	23,326	36,100
Deposit for share settlement (3)	19,279	21,341
Others	438	1,588
	143,343	59,029

(1)	During the year ended September 30, 2021, the Group sold buildings under construction (See Note 4, Property and equipment, net) through judicial sale for the proceeds of RMB 100,300. As of September 30, 2021, the buyer has made cash consideration to the Court, which will allocate the proceeds to the Group’s creditors. During the year ended September 30, 2022, the Court completed the allocation of proceeds of RMB 95 million, and the remaining balance of RMB 5 million was deconsolidated as part of the assets of the VIE’s subsidiaries.

(2)	Upon asset acquisition with Beautiful House (Note 8), the Group engaged a third party service provider to provide apartment operation services to the Group. The third party service provider is controlled by one of the shareholders of the Seller of Beautiful House (Note 8). To support the operation services to the tenants, the Group made interest free loans to and operating expenses on behalf of the service provider and the loans are repayable on demand.

(3)	Upon settle payables due to Beautiful House arising from asset acquisition (Note 8), the Group paid a deposit of RMB 21,341 (US$3,000) to Beautiful House, which is expected to get repaid upon share settlement.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30,
	2021	2022
Cost:
Buildings	40,167	—
Vehicle	3,043	2,269
Office furniture, fixtures and equipment	20,456	922
	63,666	3,191
Less: Accumulated depreciation	(24,726)	(2,691)
	38,940	500

During the year ended September 30, 2021, the Group sold the buildings under construction in progress through judicial sales for proceeds of RMB 100,300. The Court assisted the Group to sell the building under construction and collected the proceeds on behalf of the Group. The Court completed the allocation of the proceeds to creditors in the year ended September 30, 2022. Accordingly, the Group recorded the proceeds of RMB 100, 300 and RMB nil as “Receivable from sales of buildings under construction” in other current assets as of September 30, 2021 and 2022, respectively (See Note 3, Other current assets).

Upon the Group terminated cooperation with a rental service company during April 2021 through August 2021, the Group expected it would not receive any cash flow from leasehold improvements and furniture, fixtures and equipment used in apartments under capital lease and other financing arrangements (See Note 2 – Summary of Principal Accounting Policies - Capital lease and other financing arrangement). Accordingly, the Group accrued full impairment against leasehold improvements and furniture, fixtures and equipment used in apartments.

Depreciation expenses were RMB187,092, RMB 20,039 and RMB 1,002 and for the years ended September 30, 2020, 2021 and 2022, respectively. Impairment loss against property and equipment were RMB 313,354, RMB 199,575 and RMB nil for the years ended September 30, 2020, 2021 and 2022, respectively.

Upon deconsolidation of Deconsolidated VIE’s Subsidiaries, the Group deconsolidated certain property and equipment. As of September 30, 2022, the Company had net book value of RMB 500 in property and equipment.

For the years ended September 30, 2020 and 2021, the Group disposed of certain property and equipment, including leasehold improvements, furniture, fixtures and equipment used in apartments, and office furniture, fixtures and equipment, at no consideration. On the disposal date, the disposed property and equipment were comprised of the following. On September 30, 2021, the Group sold buildings under construction with original cost of RMB 81,431 through judicial sale for the proceeds of RMB 100,300. For the years ended September 30, 2020, 2021 and 2022, the Group recognized net loss from disposal from property and equipment of RMB 454,224, RMB 19,448 and RMB nil, respectively.

	For the years ended September 30,
	2020	2021	2022
Cost:
Buildings	620,354	45,548	—
Vehicle	253,205	22,830	—
Office furniture, fixtures and equipment	500	50	—
	874,059	68,428	—
Less: Accumulated depreciation	(419,835)	(42,012)	—
	454,224	26,416	—

5.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of September 30,
	2,021	2,022
Cost:
Apartment rental contracts	112,849	55,967
Trademarks	86,900	16,294
Software	2,275	—
	202,024	72,261
Less: Accumulated amortization	(49,560)	(58,786)
	152,464	13,475

Amortization expenses were RMB 75,660, RMB 58,934 and RMB 26,397 for the years ended September 30, 2020, 2021 and 2022, respectively. Impairment loss against intangible assets were RMB 533,412, RMB nil and RMB 100,156 for the years ended September 30, 2020, 2021 and 2022, respectively.

For the years ended September 30, 2020, 2021 and 2022, the Group disposed of certain apartment rental contracts with net book value of RMB 14,756, RMB 10,725 and RMB 11,972, respectively, at no consideration. For the years ended September 30, 2020, 2021 and 2022, the Group recognized loss from disposal of intangible assets of RMB 14,756, RMB 10,725 and RMB 11,972, respectively.

The following table sets forth the Group’s amortization expenses for the five years since September 30, 2022:

Amortization expenses
Year ending September 30, 2023	6,002
Year ending September 30, 2024	3,734
Year ending September 30, 2025	1,588
Year ending September 30, 2026	829
Year ending September 30, 2027 and thereafter	1,322
13,475

6.	DEBT

The short-term and long-term debt were as follows:

	As of September 30,
	2021	2022
Short-term debt:
Short-term bank borrowings (1)	116,376	103,552
Long-term bank borrowings, current portion (1)	219,121	—
Other short-term payable (2)	223,208	6,545
	558,705	110,097
Long-term debt:
Long-term bank borrowings, non-current portion (1)	175,534	—
Other long term payable (2)	25,507	—
	201,041	—
	759,746	110,097

(1)	Bank borrowings

Bank borrowings with MY Bank

On December 17, 2020, the Group entered into a 18-month borrowing agreement with Zhejiang MY Bank (the “MY Bank”) under which the Group borrowed RMB 26,652. The borrowing is used to repay the rental instalment loans for the lessees. The interest rate is 8.5% per annum. Pursuant to the borrowing agreement, the Group is obliged to make monthly repayment of RMB 400 and interest expenses for the first six months and RMB 2,224 and interest expenses of the remaining twelve months. As of September 30, 2021, the Group had outstanding borrowings of RMB 24,652 due to MY Bank.

Upon deconsolidation of Deconsolidated VIE’s Subsidiaries, the bank borrowing with MY Bank with outstanding balance of RMB 24,652 was deconsolidated.

Bank borrowings with SHRB

In July and November 2020, SHRB extended due date of matured borrowing for the principal of RMB 27,000 from September 2019 to January through March of 2022, and due date of borrowing for the principal of RMB 132,000 to March 2023. In December 2020, the Group borrowed two new bank borrowing from SHRB with principal of RMB 25,929 and RMB 9,000, respectively. Both loans bear interest rate of 7.5% per annum and are due in December 2022. These two loans were guaranteed by Suzhou Qingke, collateralize by Suzhou Qingke and Qingke Public Rental, pledged by the accounts receivables guarantee of Suzhou Qingke, Qingke Public Rental and Hangzhou Qingke Residential Management Co., Ltd., and pledged by 77,100,000 treasury shares. The Group used the bank borrowings to repay the outstanding bank borrowings. As of September 30, 2021, the Group had an outstanding balance of RMB 193,929, of which RMB 27,000 was subject to an interest rate of 8.75% per annum and remaining balance was subject to an interest rate of 7.5% per annum. The weighted average interest rate for borrowings drawn under such credit facility was 7.5% and 7.9% per annum for the years ended September 30, 2020 and 2021, respectively.

On September 26, 2020, the Group entered into an 18-month bank credit facility with SHRB under which the Group can draw-down up to RMB108,000 by March 26, 2021 to repay the rental instalment loans on behalf of tenants who early terminated the rented apartments (“departed tenants”) and for the daily operating expenditures. The interest rate for this credit facility was 8.5% per annum. In April 2021, SHRB renewed the terms under which the Group can draw-down up to RMB91,400 by September 27, 2021 and extended the loan term to September 26, 2022.As of September 30, 2021, the Group has drawn down RMB 90,400, all of which is to be repaid within one year. These loans were guaranteed by Suzhou Qingke, collateralized by Suzhou Qingke and Qingke Public Rental, and pledged by 77,100,000 treasury shares.

On April 30, 2020, the Group entered into an 18-month bank loan contract with SHRB under which the Group borrowed RMB 50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. In April 2021, SHRB extended due date of borrowing for the principal of RMB 50,000 to February 2022. Q&K Investment Consulting and Q&K E-commerce provided guarantee on the loans. As of September 30, 2021, the outstanding balance of the borrowing was RMB 50,000.

On May 28, 2020, the Group entered into an 18-month bank loan contract with SHRB under which the Group borrowed RMB 50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. In April 2021, SHRB extended due date of borrowing for the principal of RMB 50,000 to February 2022. Q&K Investment Consulting and Q&K E-commerce provided guarantee on the loans. As of September 30, 2021, the outstanding balance of the borrowing was RMB 50,000.

In June 2022, SHRB sold the above loans to the Group to a third party. In the same time SHRB also transferred the 77,100,000 treasury shares pledged to SHRB to the third party. Upon negotiation, the Company issued these shares to the third party to settle part of the obligations. On deconsolidation of the subsidiaries of the VIE, the balance of due to third parties were fully deconsolidated.

Bank borrowings with China Merchants Bank

On June 13, 2017, the Group entered into a 10-year bank loan contract with China Merchants Bank under which the Group borrowed RMB17,210 to purchase buildings for administration office purposes. The loan was collateralized by the buildings purchased under this loan contract. As of September 30, 2021, the net carrying value of the collateralized buildings was RMB 33,626. The weighted average interest rate of the loan was 5.39% per annum for the years ended September 30, 2020 and 2021. As of September 30, 2021, the Group has drawn down RMB 10,326, of which RMB 1,721 is to be repaid within one year, RMB 8,605 to be repaid over one year.

Upon deconsolidation of Deconsolidated VIE’s Subsidiaries, the bank borrowing of RMB 10,326 with China Merchants Bank were deconsolidated.

Rental instalments with SHRB

In the first quarter of 2019, the Group obtained a three-year revolving bank credit facility with SHRB under which the Group can draw-down up to RMB2,000,000, of which RMB1,000,000 is for rental instalment loans, by February 2022 with annual interest rate of 7.5%. As of September 30, 2021 and 2022, excluding the rental instalment loan facility, the Group did not draw down bank borrowings.

(2)	Other short and long term payable

Other long term payable mainly represents loans from certain third party entities with no fixed term at an annual interest rate of 5%. Other short term payable mainly represents loans from certain third party entities due within one year at an annual interest rate ranging between 3.8% and 6%.

For the year ended September 30, 2021, one of the loans from a third party matured and the Group did not repay the principal when due. The Group and the borrower entered into an interest payment agreement, pursuant to which the Group paid 77,250,000 treasury shares to the borrower as interest expenses and extended the loans. Because the interest payment agreement took effective after original borrowing agreement matured, and the original borrowing agreement does not qualify as a trouble debt restructuring under ASC 470-60, such a modification of loan agreement is treated as an extinguishment of original loan agreement. The reacquisition of the loan is referred to the value of the 77,250,000 treasury shares, which was RMB 41,964 and was recorded as a debt extinguishment cost in the consolidated statement of operations.

On May 25, 2022, the Group issued 8,617,124,250 class A ordinary shares to a third party, at a total consideration of RMB 392,104 to settle the outstanding principal of RMB 217,477 and interest of RMB 24,665. The Company recorded inducement expenses of RMB 149,962.

7.	OPERATING COSTS

Operating costs include all direct costs incurred in the operation of the leased properties.

	For the years ended September 30,
	2020	2021	2022
Rental cost	813,773	642,354	539,487
Depreciation expenses	256,056	75,332	26,543
Personnel cost	77,392	224,125	144,926
Cost for value-added services and others	56,194	7,843	47
	1,203,415	949,654	711,003

8.	ASSET ACQUISITION

On July 22, 2020, the Group entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House” or the “Sellers”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached toit, and trademarks of Beautiful House. In addition, the Group also assumed liabilities of RMB 349,665 associated with acquired assets. The consideration was comprised of cash of $29,000 (approximately RMB 205,306) and 128,589,392 shares of the Group’s Class A ordinary shares with total value of $42,673 (approximately RMB 289,733), reflecting discount for lack of marketability. The number of shares to be issued is determined based on the total share consideration amount agreed and average closing price of the Group’s ADS of 90 days prior to the execution of the asset purchase agreements. The shares are payable in three instalments of 30%, 40% and 30% with lockup periods expiring on June 30, 2021, 2022 and 2023, respectively. As of September 30, 2020, the Group made a cash payment of $5,800 (equivalent of RMB39,498). There were no material direct transaction costs related to the transaction. The remaining cash consideration payable of $23,200(equivalent of RMB 165,808) and share consideration of RMB289,733 were recorded in the account of “Payable for asset acquisition” and “additional paid-in capital”, respectively.

The Group accounted for the acquisition as an asset acquisition because the Group did not acquire substantive process from Beautiful House.

On the date of asset acquisition, the Group determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including contract value of apartment rental agreements and estimates made by management. The apartment rental agreements with both landlords and tenants were valued using the multiperiod excess earnings method and the trademarks were valued using the relief from royalty method. The fair value of apartment rental agreements and trademarks was RMB 289,591 and RMB 86,900, respectively.

The total consideration of RMB 495,039, after deducting the liabilities of RMB 349,665 assumed in the asset acquisition, was allocated to identify assets on the basis of their relative fair value. The allocation is as follows:

RMB
Apartment rental agreements	649,733
Trademarks	194,971
Liabilities assumed by the Group	(349,665)
495,039

In May 2021, the Group entered into an agreement to settle the outstanding payables with the Sellers, pursuant to the agreement, the Group delivered 186,375,850 ordinary shares to settle both cash consideration payable and share consideration payable. The Sellers are entitled to trade the ordinary shares in open market. In addition, among the 186,375,850 shares delivered, 57,786,458 ordinary shares will oblige the Group to make up the shortfall if the cash collected by the Sellers are lower than $0.4014 per share. Additionally, 20,860,749 of the 57,786,458 ordinary shares are redeemable at a per share price of $0.4015 if the Sellers do not trade in open market.

The 57,786,458 ordinary shares are subject to a make-whole cash-settled provision, and 20,860,749 ordinary shares of which are also subject to redemption. The Group assessed the redemption terms and assessed it is probable that the Group will redeem these ordinary shares. The 57,786,458 ordinary shares fall in the classification of a liability. As of September 30, 2021 and 2022, the Group recorded the liabilities of RMB 164,254 and RMB 165,033 in the account of “Contingent liabilities for payable for asset acquisition”. The change in the balance as of September 30, 2021 and 2022 arose from change in foreign exchange rates.

9.	CONVERTIBLE NOTE, NET

The Group has executed a convertible note and warrant purchase agreement dated July 22, 2020 (the “Purchase Agreements”) with one investor which is controlled by one principal shareholder of the Group (Note 15) and one third party investor under which the investors may subscribe at par for up to $100,000 in aggregate principal amount of the Group’s four-year convertible notes (the “Notes”) and five-year warrants to subscribe to a certain number of the ADSs.

On May 25, 2022, the Group entered into certain amendments to the conversion price of the convertible notes, which was adjusted to being the price calculated as seventy five percent 75% of the 15-Trading Day average closing price of the Company’s American Depositary Shares (the “ADS”), each representing 150 class A ordinary shares of the Company, as of May 13, 2022 (the “Conversion Price”). The holders of Notes converted all of the outstanding principal amount of convertible notes and all the accrued but unpaid interest as of such date at the Conversion Price. The Company issued 15,414,467,400 Ordinary Shares, at fair value of RMB 701,403 to settle the convertible notes and all the accrued but unpaid interest of RMB 427,679. The Group accounted for the transaction as an inducement offer and recognized inducement expenses of RMB 273,724 upon conversion.

By May 13, 2022, the date on which the Company settled the convertible noted, the Group closed 22 issuances of Notes of $51,637 (approximately RMB 344,619). The maturity dates of these Notes shall be the fourth anniversary of issuance dates.

Each Note is comprised of two series of notes. Series 1 Note bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date. Series 2 Note bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date. In the event of a Fundamental Change, as defined in the Purchase Agreement, the interest rate increases to 25% per annum and the holders of the Notes can require the Group to redeem the outstanding principal and interest for cash.

Each of the holders of the Notes at any time on or after the 41st day after the issuance date of the Notes and prior to the maturity date, at its option, may convert in whole but not in part the entire outstanding principal amount and the accrued and unpaid interest into ADSs. The conversion price is as follows:

(1)	120% of 30-Trading Day average closing price of the Company’s American Depositary Shares (the “ADS”), or

(2)	if the Group completes an ADS offering of at least $50,000 within eighteen (18) months after the issuance date of this Note, eighty percent (80)% of the issue price per ADS in such offering, such adjusted conversion price shall be effective on the day immediately succeeding the closing date of the ADS offering.

The conversion price is subject to adjustment in the event of a Make Whole Fundamental Change, as defined in the Purchase Agreement.

The Group may at its option, upon the delivery of a mandatory conversion notice to the holders of the Notes (the “Mandatory Conversion Notice”, and such date of delivery, the “Mandatory Conversion Date”), require the holders of the Notes to convert all the outstanding principal amount and all the accrued but unpaid share interest as of the Mandatory Conversion Date into the ADSs, in the event that: (i) the reported sales price of the ADS of the Group is no less than $22.00 per ADS, subject to adjustment in the event of fundamental change, as defined, for more than sixty (60) consecutive trading days and (ii) the average daily trading volume during such sixty (60) consecutive trading days is more than $15,000 per trading day.

In addition, the Group issued to the holder of the Notes, warrants to purchase ADSs equal to 4% of the principal balance on the date of issuance and 4%, 6%, 7% and 8% of the principal amount of the Notes outstanding as of such anniversary dates. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the volume weighted average price (“VWAP”) of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events.

A summary of warrants activity for the years ended September 30, 2020, 2021 and 2022 was as follows. The number of ADS were retroactively adjusted to reflect the stock split of ADS effective on March 7, 2022.

A summary of warrants activity for the years ended September 30, 2021 and 2021 was as follows:

	Number of ADSs	Weighted average life	Expiration dates
Balance of warrants outstanding as of September 30, 2020	21,913	4.84 years
Grants of Warrants on October 14, 2020	963	5 years	October 14, 2025
Grants of Warrants on October 20, 2020	2,770	5 years	October 20, 2025
Grants of Warrants on October 29, 2020	3,124	5 years	October 29, 2025
Grants of Warrants on December 15, 2020	5,744	5 years	December 15, 2025
Grants of Warrants on February 25, 2021	4,630	5 years	February 25, 2026
Grants of Warrants on April 7, 2021	3,174	5 years	April 7, 2026
Grants of Warrants on May 18, 2021	1,720	5 years	May 18, 2026
Grants of Warrants on June 21, 2021	2,715	5 years	June 21, 2026
Grants of Warrants on July 13, 2021	7,435	5 years	July 13, 2026
Grants of Warrants on July 30, 2021	1,773	5 years	July 30, 2026
Grants of Warrants on September 8, 2021	1,311	5 years	September 8, 2026
Grants of Warrants on September 30, 2021	1,355	5 years	September 30, 2026
Balance of warrants outstanding as of September 30, 2021	58,627	4.25 years
Grants of Warrants on October 19, 2021	1,705	5 years	October 19, 2026
Grants of Warrants on November 1, 2021	2,184	5 years	November 1, 2026
Grants of Warrants on November 29, 2021	1,939	5 years	November 29, 2026
Grants of Warrants on December 10, 2021	2,127	5 years	December 10, 2026
Grants of Warrants on January 6, 2022	3,801	5 years	January 6, 2027
Grants of Warrants on January 27, 2022	13,385	5 years	January 27, 2027
Grants of Warrants on March 1, 2022	7,412	5 years	March 1, 2027
Grants of Warrants on March 31, 2022	8,031	5 years	March 31, 2027
Balance of warrants outstanding as of May 13, 2022	99,211

The warrants are subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, but not as a result of future securities offerings at lower prices.

The convertible notes did not contain beneficial conversion feature. The embedded conversion features, redemption features and acceleration features were not bifurcated from the debt hosts as they were clearly and closely related to the debt hosts. The convertible notes were classified as debt measured at amortized cost. The warrants were cashless settled and were classified as an equity because the warrants were indexed to the Group’s own stocks and classified in the shareholders’ equity in the consolidated balance sheets.

The proceeds from issuance of the Notes were allocated to the relative fair values of the Notes and warrants. The Group estimated fair value of Notes were RMB 286,098, using discount cash flow model, which took into consideration the term yields ranging between 18.12% and 25.58%. The Group estimated fair value of the warrants issued at RMB 6,052, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”. The Group allocated proceeds of RMB 8,596 to the warrants which was recorded as an additional paid-in capital.

On May 25, 2022, the Group settled convertible notes and all the accrued but unpaid interest. In the meantime, the warrants to subscribe the ADSs were cancelled.

The discounts of RMB 8,596 will be amortized as additional interest expense over the terms of Notes. For the years ended September 30, 2020, 2021 and 2022, the Group accrued accretion of interest expenses of RMB 214, RMB 1,988 and RMB 1,222, respectively.

The key assumption used in estimates are as follows:

	July 29, 2020	September 25, 2020	October 14, 2020	October 20, 2020	October 29, 2020	December 15, 2020	February 25, 2021	April 7, 2021	May 18, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months
Exercise price	57.3090	51.1070	46.5205	43.3265	38.4150	25.8380	17.7090	16.6355	10.1560
Risk free rate of interest	0.21%	0.21%	0.29%	0.29%	0.29%	0.28%	0.58%	0.61%	0.69%
Dividend yield	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.0%	39.0%	39.0%	39.0%	39.0%	40.0%	41.0%	40.0%	40.0%

	June 21, 2021	July 13, 2021	July 30, 2021	September 8, 2021	September 30, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months
Exercise price	10.1560	8.0360	8.0360	5.9720	5.9720
Risk free rate of interest	0.69%	0.52%	0.52%	0.76%	0.76%
Dividend yield	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.0%	40.0%	40.0%	40.0%	40.0%

	October 11, 2021	November 1, 2021	November 11, 2021	December 10, 2022	January 6, 2022	January 27, 2022	March 1, 2022	March 31, 2022
Terms of warrants	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months
Exercise price	4.5744	4.2757	4.0013	3.5739	3.2626	2.8391	2.5636	2.3658
Risk free rate of interest	1.17%	1.24%	1.24%	1.55%	1.55%	1.55%	1.96%	1.96%
Dividend yield	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.9%	40.8%	40.8%	41.5%	41.5%	41.5%	42.2%	42.2%

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of September 30,
	2021	2022
Due to a rental service company (1)	603,884	—
Tenant deposits	102,355	5,184
Payable to a constructor for leasehold improvements (2)	62,498	—
Other tax payable	91,970	63,619
Interest payable	106,439	1,680
Accrued utilities	25,503	—
Operation service payable	35,514	—
Accrued payroll and welfare	4,471	3,999
Others	16,727	7,167
	1,049,361	81,649

(1)	As of September 30, 2021, the balance of due to a rental service company primarily represented

a)	the rental deposits and prepaid rental fee collected from tenants. The rental deposits and prepaid rental fee belonged to the rental service company, for which the Group provided apartment operation services since April 2020, and

b)	Capital lease payable and other financing payables due to the rental service company. The Group started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Group for costs incurred for the renovation. The Group then makes payments to the rental service company in instalments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to the Group. The Group accounts for this arrangement with the rental service company as a capital lease. The Group terminated cooperation with the rental service company, and the Group reclassified the capital lease payable and other financing payable to the account of “Due to a rental service company”.

During the year ended September 30, 2022, the Company deconsolidated subsidiaries of the VIE. As of September 30, 2022, the Company had no balance of due to a rental service company.

(2)	During the year ended September 30, 2022, the constructor claimed debts with the Court (Note 3), which allocated the proceeds to the constructor. As of September 30, 2022, the Company had no outstanding balance due to the constructor.

11.	SHARE BASED COMPENSATION

The Group utilized Yijia Inc., a company controlled by the Founder as a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. According to the Group’s board resolutions, in July 2017 and March 2018, 86 million shares were reserved to Yijia Inc. Yijia Inc. has no activities other than administrating the incentive program and does not have any employees. On behalf of the Group and subject to approvals from the board or directors, the Founder has the authority to select eligible participants to whom equity awards will be granted; determine the number of shares covered; and establish the terms, conditions and provision of such awards. The board resolutions allow the grantees to hold options to purchase from the Yijia Inc. the equity shares of the Group.

As of June 24, 2022, Yijia Inc. held 75.2 million Class B ordinary shares. On June 24, 2022, Yijia Inc. transferred all reserved ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group. Upon transfer, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Group.

All the share information disclosed under Stock Option A and Stock Option B in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares before June 24, 2022 and through Golden Stream Limited after June 24, 2022. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc./ Golden Stream Limited for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the loss per share (see Note 12).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.31 (RMB2.00) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2021 and 2022, the number of outstanding options is 10,250,000 and 10,250,000, respectively, which was equal to the number of option expected to be vested. The remaining Stock Options A are exercisable into 10,250,000 Class B ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.31 (RMB2.00) per share. All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2021 and 2022, the Group had 23,950,000 and 23,850,000 share options outstanding, vested and exercisable. The remaining Stock Options B are exercisable into 23,850,000 Class A ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil.

Binomial options pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and, the exercise multiple for which employees are likely to exercise share options. The estimated fair value of the ordinary shares, at the option grants, was determined with assistance from an independent third party valuation firm. The Group’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares	US$	0.03	US$	0.04	US$	0.05

2019 Share Incentive Plan

The 2019 Share Incentive Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering.

In June 2022, the Group issued 72 million stock options with nil exercise price to Mr. Qu, the Chief Executive Officer of the Company. All of the stock options were vested and exercised immediately upon grant. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

In June 2022, the Group issued 50.36 million stock options with nil exercise price to Mr. Sun, the Chief Financial Officer of the Company, of which 43.18 million stock options vested and exercised immediately upon grant, 3.59 million stock options vested on August 3, 2022, and the remaining 3.59 million stock options vested on August 3, 2023. As of September 30, 2022, the 3.59 million stock options vested on August 3, 2022 was not exercised by or issued to Mr. Sun. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

A summary of option activity during the year ended September 30, 2022 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual Life
Outstanding, as of September 30, 2021	34,200,000	2	4.96
Granted	122,360,108	—	10.00
Exercised	(115,180,054)	—	10.00
Forfeited	(100,000)	2	4.83
Outstanding, as of September 30, 2022	41,280,054	2	5.44
Vested and exercisable as of September 30, 2022	37,690,027	2	4.51
Vested or expected to vest as of September 30, 2022	41,280,054	2	5.44

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods.

For the years ended September 30, 2020, 2021 and 2022, the Group recorded compensation expenses of RMB 16,045, RMB 1,236 and RMB 9,771 in connection with the above stock options. As of September 30, 2022, the Group had unrecognized compensation expenses for stock options of RMB169.

Restricted shares units

Under 2019 Share Incentive Plan, in March 2021, the Group also issued 25,000,000 restricted share units (“RSU”) to a consulting company for the service provided. All of the RSU were vested immediately upon grant. The Group recorded RSU at the measurement date fair value per share of US$0.09 by reference to the share price in the open market on grant date.

For the years ended September 30, 2020, 2021 and 2022, the Group recorded compensation expenses of RMB nil, RMB 14,570 and RMB nil in connection with the above restricted shares units.

As of September 30, 2022, the Group had no unrecognized compensation expenses for restricted share units.

For the years ended September 30, 2020, 2021 and 2022, the total share-based compensation expenses were comprised of the following:

	For the years ended September 30,
	2020	2021	2022
Selling and marketing expenses	83	7	12
General and administrative expenses	15,596	15,991	9,737
Research and development expenses	366	(192)	22
	16,045	15,806	9,771

12.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the years ended September 30,
	2020	2021	2022
Numerator:
Net (loss) income attributable to FLJ Group Limited’s ordinary shareholders	(1,533,592)	(569,174)	820,023
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	1,351,127,462	1,460,692,909	10,258,424,457
Net loss per share—basic and diluted	(1.14)	(0.39)	0.08

For the years ended September 30, 2020, 2021 and 2022, weighted average ordinary shares included nil, nil and 3,590,027 stock options. The 3,590,027 stock options were vest but unexercised as of September 30, 2022. The Company included the stock options because they are exercisable at RMB nil.

For the years ended September 30, 2020, 2021 and 2022, potential ordinary shares from assumed conversion of 2,789,720, 7,452,445 and 0 convertible notes as well as 41,750,000, 34,200,000 and 37,690,027 options have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.

13.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, FLJ Group Limited is not subject to tax on income or capital gain.

BVI Islands

Under the current laws of the British Virgin Islands (“BVI”), the Group, QK365.com Inc. incorporated in BVI is not subject to tax on income or capital gain.

Hong Kong

QingKe (China) Limited and Fenglinju and are subject to Hong Kong profit tax. The applicable tax rate for the first Hong Kong dollar (“HKD$”) $2,000 of assessable profits is 8.25% and assessable profits above HKD$2,000 will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

United States of America

The Group’s subsidiary in the U.S. is registered in the state of Delaware and is subject to a flat U.S. federal corporate income tax rate of 21%. In the year ended September 30, 2022, the US company filed a withdrawal that it was no longer required to file documents or tax returns to State or Federal since it was not generating profit as a legal entity thereafter.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Tax benefits is comprised of the following:

	For the years ended September 30,
	2020	2021	2022
Current tax income	13	31	21
Deferred tax expenses	—	—	—
	13	31	21

A reconciliation between the effective income tax rate and the PRC statutory income tax rate are as follows:

	For the years ended September 30,
	2020	2021	2022
PRC statutory tax rate	25%	25.0%	25.0%
Effect of different tax rates of group entities operating in other jurisdictions and preferential tax rates of group entities	0.5%	(5.0)%	14.8%
Effect of other expenses that are not deductible in determining taxable profit	—	(0.9)%	0.3%
Effect of gain from deconsolidation	—	—	(52.9)%
Effect of share-based compensation	(0.3)%	(0.7)%	0.3%
Effect of loss on disposal of long-term assets	(7.6)%	(2.0)%	0.4%
Effect of change in valuation allowance	(17.6)%	(16.4)%	12.1%
	(0.0)%	(0.0)%	(0.0)%

The principal components of the Group’s deferred income tax assets as of September 30, 2021 and 2022 are as follows:

	As of September 30,
	2021	2022
Deferred tax assets:
Net losses carry forwards	215,193	109,940
Impairment loss on long-term assets	313,668	338,707
Allowance of doubtful accounts	37,668	39,136
Other accrued expenses	22,746	22,746
Advertising expenses	12,592	12,592
Valuation allowance	(601,867)	(523,121)
	—	—

Movement of the valuation allowance is as follows:

Balance as of September 30, 2019	338,964
Addition	280,958
Write off	—
Balance as of September 30, 2020	619,922
Addition	94,809
Write off	(112,864)
Balance as of September 30, 2021	601,867
Addition	99,230
Write off	(177,976)
Balance as of September 30, 2022	523,121

The write down of the valuation allowance is related to a reduction of the deferred tax asset for net operating losses from to the realizable amount based on prior tax filings and deconsolidation entities.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of September 30, 2022, the Group had tax loss carryforwards of RMB 439,563, of which nil, RMB 143,592, RMB 24,556, RMB 21,168 and RMB 250,247, will expire, if unused, by 2023, 2024, 2025, 2026, and 2027, respectively. As of September 30, 2022, the net operating loss carryforward in Hong Kong RMB 300. The net operating loss in Hong Kong can be carried forward indefinitely.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2018 through 2022 on non-transfer pricing matters, and from 2012 through 2022 on transfer pricing matters.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2021 and 2022.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary.

For the year ended September 30, 2022, the gains from deconsolidation of VIE’s subsidiaries were recorded by Company and was not allocated to the Group’s PRC subsidiaries and VIE. The Group’s PRC subsidiaries and VIE reported accumulated deficits that are not available for distribution as of September 30, 2021 and 2022.

14.	STATUTORY RESERVES AND NET RESTRICTED ASSETS

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

Under PRC law, the Group’s subsidiaries and consolidated VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were RMB 1,754,615 and RMB 10,000 as of September 30, 2021 and 2022, respectively.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Relationship with the Group
Shanghai Laiguan Property Management Co., Ltd. (“Laiguan”) (i)	An entity controlled by certain shareholders of the Group
Shanghai Qingji Property Management Co., Ltd. (“Qingji”) (i)	An entity controlled by certain shareholders of the Group
Wangxiancai Limited	An entity controlled by the legal representative and executive director of one of the subsidiaries
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by certain shareholders of the Group
Mr. Qu Chengcai	Chief Executive Officer
Mr. Sun Zhichen	Chief Financial Officer

(i)	Laiguan and Qingji ceased to be a related party of the Group in January 2021.

The Group entered into the following transactions with its related parties:

For the years ended September 30, 2020, 2021 and 2022, services provided by the related parties were as follows:

	For the years ended September 30,
	2020	2021	2022
Labor outsourcing service expense to Laiguan	25,059	—	—
Labor outsourcing service expense to Qingji.	22,405	—	—
	47,464	—	—

As stated in Note 1, on October 26, 2021 and December 17, 2021, the Group transferred the equity interest in the Q&K Investment Consulting and Q&K HK, respectively, to Wangxiancai Limited for nominal consideration.

As stated in Note 9, for the years ended September 30, 2020, 2021 and 2022, the Group issued convertible notes in exchange for cash of $24,018 (RMB 163,565), $17,574 (RMB 113,236) and $2,813 (RMB 20,007), respectively, to Key Space.

Among the convertible notes issued in the year ended September 30, 2020, $7,133 and $16,885 are subject to interest rate of 15% per annum and 17% per annum, respectively. Among the convertible notes issued in the year ended September 30, 2021, $5,220 and $12,354 are subject to interest rate of 15% per annum and 17% per annum, respectively. Among the convertible notes issued in the year ended September 30, 2022, $835 and $1,978 are subject to interest rate of 15% per annum and 17% per annum, respectively. For the year ended September 30, 2020, 2021 and 2022, the Group accrued interest expenses of RMB 4,365, RMB 49,512 and RMB 13,094 on the convertible notes. On May 25, 2022, the Company issued ordinary shares to settle outstanding principal and unpaid interest.

As stated in Note 11, the Group issued 72 million and 43.18 million stock options to Mr. Qu and Mr. Sun, respectively. (See Note 11-Share based compensation)

As of September 30, 2021 and 2022, amounts due from related parties were RMB 201 and RMB nil, respectively, and details are as follows:

	As of September 30,
	2021	2022
Others	201	—
	201	—

As of September 30, 2021 and 2022, amounts due to related parties were RMB nil and RMB 4,831, respectively. The balance due to related parties represented borrowings from the related parties which were due within 12 months from borrowing. Details are as follows:

	As of September 30,
	2021	2022
Key Space	—	4,065
Others	—	766
	—	4,831

16.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group has entered into lease agreements for properties which it operates. Such leases are classified as operating leases. Future minimum lease payments under non-cancellable operating lease agreements at September 30, 2022 were as follows:

For the years ending September 30,
2023	339,513
2024	211,216
2025	81,947
2026	34,447
2027 and thereafter	37,905
Total	705,028

(b)	Purchase Commitments

As of September 30, 2022, the Group’s did not have commitments related to leasehold improvements and installation of equipment.

(c)	Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

17.	SUBSEQUENT EVENTS

2022 Share Incentive Plan

On November 18, 2022, the board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”).

In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

The board of directors has also approved the issuance of the Shares to an ESOP Platform, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this report, 2,500,000,000 Class B ordinary shares were reserved to 2022 Plan and no Class B ordinary shares have been issued under the 2022 Plan.

Commitment letter for net settle outstanding receivables

As of September 30, 2022, the Company had a balance of due from a service provider of RMB 36,100 and deposits of RMB 21,341 (Note 3). As one of the shareholders of the Seller of Beautiful House controls the service provider, both balances were collectible from the shareholder and one of its subsidiaries (“Shareholders”), to which the Company was obliged to make contingent liabilities aggregating RMB 119,186. On January 10, 2023, the Shareholders provided a commitment letter to the Company, pursuant to which the Shareholders agreed to net settle the outstanding receivable upon the Company repays the contingent liabilities.

18.	EVENTS (UNAUDITED) OCCURRED AFTER THE REPORT DATE

On October 31, 2023, the Company entered into an equity transfer agreement to sell all of our equity interest in Q&K AI to Wangxiancai Limited for nominal consideration (the “Disposal”). Q&K AI holds substantially all of the equity interest of our subsidiaries in the PRC, through which the Company carried out long-term rental apartment rental business (the “Disposed Business”). The Disposed Business contributed substantially all revenue and held substantially all of the Company’s assets. Upon the consummation of the Disposal on October 31, 2023, the Company became a shell company as defined in Rule 12b-2 under the Exchange Act.

On November 22, 2023, the Company entered into an equity acquisition agreement with Alpha Mind Technology Limited (“Alpha Mind”), an insurance agency and insurance technology business in the PRC, and Alpha Mind’s shareholders to acquire all of the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 or RMB equivalent (the “Acquisition”). The purchase price is payable in the form of promissory note (collectively, the “Notes”). The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities.

The Acquisition was consummated on December 28, 2023. Upon consummation of the Acquisition, Alpha Mind became the Company’s wholly-owned subsidiary and the Company assumed and began conducting the principal business of Alpha Mind. As a result of the consummation of the Acquisition, the Company ceased to be a shell company.

The following unaudited pro forma combined balance sheet as of September 30, 2022 illustrated the estimated effects of the Disposal and Acquisition. The balances are expressed in thousand US dollar.

Unaudited Pro Forma Combined Balance Sheet

	As of September 30, 2022
			Pro Forma	Other
	Company Historical	Alpha Mind Historical	Adjustments (a)	Adjustments (b)	Pro Forma Combined
	USD’000	USD’000	USD’000		USD’000
ASSETS
Current Assets
Cash and cash equivalents	$390	$342	$-	$(311)	$421
Restricted Cash	15	-	-	(15)	-
Accounts receivable, net	106	2,893	-	(106)	2,893
Prepayments	1,195	1,412	-	(195)	2,412
Amount due from related parties	-	21	-	-	21
Short-term Investment	-	273	-	-	273
Other Current Assets	8,298	132	-	(8,298)	132
Current assets of discontinued operations	-	-	-	8,925	8,925

Total Current Assets	10,004	5,073	-	-	15,077

Non-current Assets
Restricted Cash- non-current	1,464	718	-	(1,464)	718
Property and equipment, net	70	69	-	(70)	69
Intangible assets, net	1,894	-	-	(1,894)	-
Deferred tax assets	-	25	-	-	25
Goodwill	-	-	177,635	-	177,635
Long-term assets of discontinued operations	-	-		3,428	3,428

Total assets	$13,432	$5,885	$177,635	$-	$196,952

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Accounts payable	$17,244	$2,497	$-	$(17,244)	$2,497
Advance from customer	18,265	5	-	(18,265)	5
Short-term debt	15,477	-	-	(14,557)	920
Rental instalment loans	2,215	-	-	(2,215)	-
Amount due to related parties	679	17	-	(107)	589
Deposits from tenants	5,404	-	-	(5,404)	-
Contingent liabilities for payable for asset acquisition	23,200	-	-	-	23,200
Accrued expenses and other current liabilities	11,480	1,001	-	(10,994)	1,487
Notes payable	-	-	180,000	-	180,000
Current liabilities of discontinued operations	-	-	-	68,786	68,786
Total Current Liabilities	93,964	3,520	180,000	-	277,484

Total Liabilities	93,964	3,520	180,000	-	277,484

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	243	-	-		243
Additional paid-in capital	415,355	8,649	(8,649)		415,355
Stock subscription receivable	-	-	-		-
Accumulated deficit	(500,270)	(5,636)	5,636		(500,270)
Accumulated other comprehensive income (loss)	4,140	(648)	648		4,140
Total Shareholders’ Deficit	(80,532)	2,365	(2,365)	-	(80,532)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$13,432	5,885	177,635	-	196,952

(a)	Pro Forma Adjustments for Acquisitions

Reflects the preliminary purchase price allocation recorded, and the elimination of the acquired companies’ net assets balances in accordance with the acquisition method of accounting.

(b) Other Adjustments

Reflects the reclassification of assets and liabilities of Q&K AI and its subsidiaries which was dispose of in October 2023. On October 31, 2023, the Company closed the disposal of the WFOE and the WFOE’s subsidiaries, and classified the as disposal of WFOE and its subsidiaries as discontinue operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Alpha Mind Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alpha Mind Technology Limited, subsidiaries, and variable interest entities (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2022.

San Mateo, California

August 29, 2023

ALPHA MIND TECHNOLOGY LIMITED, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$341,743	$512,028
Accounts receivable, net	2,892,960	3,601,345
Prepayments	1,412,266	2,449,349
Other receivables, net	31,227	97,112
Due from related parties	20,784	34,361
Short-term investment	273,182	393,651
Other current assets	100,558	171,019
Total Current Assets	5,072,720	7,258,865

NON-CURRENT ASSETS:
Restricted cash- non-current	717,916	784,228
Property and equipment, net	68,541	48,086
Deferred tax assets	25,360	4,280
Total Non-current Assets	811,817	836,594

Total Assets	$5,884,537	$8,095,459

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,496,587	$3,504,865
Salary payable	65,709	42,082
Other payables	780,247	1,132,451
Due to related parties	16,723	74,739
Taxes payable	154,585	203,114
Advance from customer	5,306	13,617
Total Current Liabilities	3,519,157	4,970,868

NON-CURRENT LIABILITIES:
Long-term liabilities	—	439,167
Total Non-current Liabilities	—	439,167
Total Liabilities	3,519,157	5,410,035

SHAREHOLDERS’ EQUITY:
Common shares (par value $1.00 per share; 50,000 shares authorized as of April 17, 2023)	50,000	50,000
Subscription receivable	(50,000)	(50,000)
Additional paid-in capital	8,649,321	8,205,976
Accumulated deficit	(5,636,318)	(5,110,749)
Accumulated other comprehensive loss	(647,623)	(409,803)

Total Shareholders’ Equity	2,365,380	2,685,424

Total Liabilities and Shareholders’ Equity	$5,884,537	$8,095,459

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Year Ended
	December 31, 2022	December 31, 2021

REVENUE	$47,443,458	$44,948,234
COST OF REVENUE	43,614,455	41,946,093
GROSS PROFIT	3,829,003	3,002,141

OPERATING EXPENSES:
Selling and marketing	3,380,556	2,440,581
General and administrative
Payroll and related benefits	641,389	803,833
Other general and administrative	1,152,245	601,128
Total Operating Expenses	5,174,190	3,845,542

LOSS FROM OPERATIONS	(1,345,187)	(843,401)

OTHER INCOME (EXPENSE):
Interest income	18,559	40,275
Interest expense	(13,266)	(70,196)
Other income, net	818,372	239,305
Total Other income (expense)	823,665	209,384

LOSS BEFORE INCOME TAXES	(521,522)	(634,017)

INCOME TAXES	(4,047)	(16,393)

NET LOSS	$(525,569)	$(650,410)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(237,820)	68,723
COMPREHENSIVE LOSS	$(763,389)	$(581,687)

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Common Shares			Additional		Accumulated Other	Total
	Number of		Subscription	Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Receivable	Capital	Deficit	Loss	Equity
Balance, January 1, 2021	50,000	$50,000	$(50,000)	$8,205,976	$(4,460,339)	$(478,526)	$3,267,111
Net loss for the year ended December 31, 2021	-	-	-	-	(650,410)	-	(650,410)
Foreign currency translation adjustment	-	-	-	-	-	68,723	68,723
Balance, December 31, 2021	50,000	$50,000	$(50,000)	$8,205,976	$(5,110,749)	$(409,803)	$2,685,424
Capital contribution from shareholders	-	-	-	443,345	-	-	443,345
Net loss for the year ended December 31, 2022	-	-	-	-	(525,569)	-	(525,569)
Foreign currency translation adjustment	-	-		-	-	(237,820)	(237,820)
Balance, December 31, 2022	50,000	$50,000	$(50,000)	$8,649,321	$(5,636,318)	$(647,623)	$2,365,380

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOW

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended
	December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(525,569)	$(650,410)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	16,305	17,322
Allowance for bad debts	81,073	16,488
Deferred taxes expense	(22,202)	(4,230)
Noncash other expense	-	4,650
Changes in operating assets and liabilities:
Accounts receivable	391,791	(1,217,065)
Prepayments	859,406	642,790
Due from related parties	13,577	(4,850)
Prepaid expenses and other current assets	60,505	(458,129)
Accounts Payable	(737,165)	1,669,768
Salary payable	28,150	24,463
Accrued liabilities and other payables	(287,925)	154,413
Net cash provided by (used in) operating activities	(122,054)	195,210

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(41,695)	-
Purchase of short-term investment	90,274	(389,025)
Net cash provided by (used in) investing activities	48,579	(389,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash borrowed from related parties	-	434,008
Repayment to related parties	(58,016)	(11,791)
Net cash provided by (used in) financing activities	(58,016)	422,217

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(131,491)	228,402

Effect of exchange rate changes on cash	(105,106)	23,502

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,296,256	1,044,352

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$1,059,659	$1,296,256

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of year	$512,028	$278,057
Restricted cash at beginning of year	784,228	766,295
Total cash, cash equivalents and restricted cash at beginning of year	$1,296,256	$1,044,352

Cash and cash equivalents at end of year	$341,743	$512,028
Restricted cash at end of year	717,916	784,228
Total cash, cash equivalents and restricted cash at end of year	$1,059,659	$1,296,256

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$(16,986)	$(22,017)
Cash paid for interest	$(13,266)	$(70,196)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Alpha Mind Technology Limited (“Alpha Mind BVI” or the “Company”) is a holding company incorporated on April 17, 2023 under the laws of British Virgin Islands (the “BVI”). The Company has no substantive operations other than holding all of the outstanding share capital of Alpha Mind Technology Limited (“Alpha Mind HK”), which is also a holding company incorporated in Hong Kong on October 19, 2021. The Company operates as an agency to sell insurance products in the People’s Republic of China (“PRC” or “China”), through variable interest entities (“VIE”), Huaming Insurance Agency Co., Ltd (“Huaming Insurance”), which was established on March 7, 2014, and Huaming Yunbao (Tianjin) Technology Co., Ltd (“Huaming Yunbao”), which was established on May 8, 2015.

On April 13, 2022, Alpha Mind HK became the sole shareholder of Jiachuang Yingan (Beijing) Information & Technology Inc. (“Jiachuang Yingan”, or “WFOE”), a Beijing company incorporated on August 2, 2019. Jiachuang Yingan entered into a series of contractual arrangements, or VIE agreements with Huaming Insurance and Huaming Yunbao and the equity holders of Huaming Insurance and Huaming Yunbao, through which the Company obtained control and became the primary beneficiary of Huaming Insurance and Huaming Yunbao. As a result, Huaming Insurance and Huaming Yunbao became the Company’s VIE.

The structure of the Company as follows:

Contractual Arrangements

The Company, through the WFOE, has the following contractual arrangements with the VIE and its shareholders that enable the Company to (1)  to direct the activities that most significantly affect the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the WFOE was considered the primary beneficiary of the VIE and had consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Jiachuang Yingan WFOE and Huaming Insurance and Huaming Yunbao, Jiachuang Yingan WFOE has the exclusive right to provide Huaming Insurance and Huaming Yunbao with technical support services, consulting services and other services requested by Huaming Insurance and Huaming Yunbao from time to time to the extent permitted under PRC law. In exchange, Jiachuang Yingan WFOE is entitled to a service fee that equals to all of the consolidated net income of each of Huaming Insurance and Huaming Yunbao. The service fee may be adjusted by Jiachuang Yingan WFOE based on the actual scope of services rendered by Jiachuang Yingan WFOE and the operational needs and expanding demands of Huaming Insurance and Huaming Yunbao. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Jiachuang Yingan WFOE and the operational needs of Huaming Insurance and Huaming Yunbao.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Jiachuang Yingan WFOE.

During the term of the exclusive business cooperation agreement, Jiachuang Yingan WFOE and Huaming Insurance and Huaming Yunbao shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Jiachuang Yingan WFOE or Huaming Insurance and Huaming Yunbao if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreement

Pursuant to the exclusive option agreement among Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders jointly and severally granted Jiachuang Yingan WFOE an option to purchase their equity interests in Huaming Insurance and Huaming Yunbao. The purchase price upon exercise of the option will be the lowest price then permitted under applicable PRC laws. Jiachuang Yingan WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Huaming Insurance and Huaming Yunbao until it has acquired all equity interests of Huaming Insurance and Huaming Yunbao, which is irrevocable during the term of the agreements.

The exclusive option agreement remains in effect until all equity interest held by shareholders in Huaming Insurance and Huaming Yunbao have been transferred or assigned to Jiachuang Yingan WFOE and/or any other person designated by the Jiachuang Yingan WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao, and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders pledged all of the equity interests in Huaming Insurance and Huaming Yunbao to Jiachuang Yingan WFOE as collateral to secure the obligations of Huaming Insurance and Huaming Yunbao under the exclusive business cooperation agreement, shareholders’ powers of attorney and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Jiachuang Yingan WFOE unless transferring the equity interests to Jiachuang Yingan WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements will remain in effect until all of the obligations to Jiachuang Yingan WFOE have been fulfilled completely by Huaming Insurance and Huaming Yunbao.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Huaming Insurance and Huaming Yunbao have given Jiachuang Yingan WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Huaming Insurance and Huaming Yunbao and to exercise all of their rights as shareholders of Huaming Insurance and Huaming Yunbao, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of their shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholders the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Huaming Insurance and Huaming Yunbao, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs remain in effect while the shareholders of Huaming Insurance and Huaming Yunbao hold the equity interests in Huaming Insurance and Huaming Yunbao.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Huaming Insurance and Huaming Yunbao commit that they have no right to make any assertions in connection with the equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders. In the event that the spouses obtain any equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Huaming Insurance and Huaming Yunbao. The letters are irrevocable and shall not be withdrawn without the consent of Jiachuang Yingan WFOE.

Based on the foregoing contractual arrangements, which grant Jiachuang Yingan WFOE effective control of Huaming Insurance and Huaming Yunbao and enable Jiachuang Yingan WFOE to receive all of their expected residual returns, the Company accounts for Huaming Insurance and Huaming Yunbao as a VIE. Accordingly, the Company consolidates the accounts of Huaming Insurance and Huaming Yunbao for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission for financial information, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-owned foreign enterprise and VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Jiachuang Yingan WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Huaming Insurance and Huaming Yunbao because it has both of the following characteristics: (1) the power to direct activities at Huaming Insurance and Huaming Yunbao that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Huaming Insurance and Huaming Yunbao that could potentially be significant to such entity. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The Company adopted a fiscal year end of December 31st.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Significant estimates and assumptions reflected in the Company’s consolidated financial statements during the years ended December 31, 2022 and 2021 include, but not are not limited to, the allowance for doubtful accounts, the useful life of property and equipment, and assumptions used in assessing impairment of long-lived assets, revenue recognition, allowance for deferred tax assets and the associated valuation allowance. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The Company’s functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

All of the Company’s revenue and expense transactions are transacted in the functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2022 and 2021 were translated at RMB 6.9646 to $1.00 and at RMB 6.3757 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2022 and 2021 were RMB 6.7261 and RMB 6.4515 to $1.00, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of bank accounts. At December 31, 2022 and 2021, cash and cash equivalents balances held in China amounted to $341,743 and $512,028, respectively.

Restricted Cash

The Company, as an insurance agency, is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Banking and Insurance Regulatory Commission (“CBIRC”) rules and regulations, in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Company classified the balance for guarantee deposit as a non-current asset. As of December 31, 2022 and 2021, the non-current restricted cash amounted to $717,916 and $784,228, respectively.

Concentrations of Credit Risk

The Company has operations carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Accounts Receivable, Net

Accounts receivable represents insurance agency service fee or commission receivable on insurance products sold from insurance companies stated at net realizable values. The Company reviews its accounts receivable on a periodic basis to determine if the bad debt allowance is adequate, and adjust the allowance when necessary.

In establishing the allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Accounts are written off after exhaustive efforts at collection.

As of December 31, 2022 and 2021, allowance for doubtful accounts were $38,360 and $14,054 respectively.

Other Receivables, Net

Other receivables primarily include advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

As of December 31, 2022 and 2021, allowance for doubtful accounts were $611,382 and $610,174, respectively.

Prepayments

Prepayments are advanced to suppliers for future service rendering. As of December 31, 2022 and 2021, prepayments amounted to $1,412,266 and $2,449,349, respectively. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2022 and 2021, no allowance for the doubtful accounts were deemed necessary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Automobile	3 - 5 Years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2022 and 2021.

Value Added Tax

Pursuant to the PRC tax legislation, general taxpayers normally applies value-added-tax (VAT) of 6% in the modern service industries on a nationwide basis. The Company is subject to VAT of 6% for providing insurance agency service as general taxpayer, while the branch office in Liaoning Yixian subjects to 3% VAT as small taxpayer until September 2022, and then applied to general taxpayer in October 2022. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount. The Company reports revenue net of PRC’s VAT for all the periods presented on the statements of operations and comprehensive income (loss).

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between the Company and insurance carriers, the Company is authorized to sell insurance products provided by insurance carriers to the insureds as an insurance agent, and collects commission from the respective insurance carriers as revenue.

The commission charged is determined by the terms agreed in the agency service contract, typically a percentage of insurance premium. The performance obligation is considered met and revenue is recognized when the insurance agency services are rendered and completed at the time an insurance policy becomes effective and the premium is collected from the insured.

The necessary data to reasonably determine the revenue amount is controlled by the insurance carriers, and bill statement is confirmed with the Company on a monthly basis. The Company has met all the criteria of revenue recognition when the premiums are collected by the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Therefore, the Company does not accrue any commissions prior to the receipt of the related premiums of insurance carriers, due to the specific practice in the industry.

The Company recorded insurance agency commission revenue in the amount of $47,443,458 and $44,948,234 for the years ended December 31, 2022 and 2021, respectively.

Cost of Revenues

Cost of revenues consists primarily of commissions paid to distribution channels. The Company generally recognizes commissions as cost of revenues when incurred. For the years ended December 31, 2022 and 2021, the cost of revenue amounted to $43,775,753 and $41,946,093 respectively.

Selling Expenses

Selling expenses mainly consisted of advertising and marketing expenses. For the years ended December 31, 2022 and 2021, the selling expenses amounted to $3,380,556 and $2,440,581 respectively.

Operating Leases

The Company adopted FASB Accounting Standards Codification, Topic 842, Leases (“ASC 842”) using the modified retrospective approach, electing the practical expedient that allows the Company not to restate prior to the adoption of the standard on January 1, 2019.

The Company applied the following practical expedients in the transition to the new standard allowed under ASC 842:

Practical Expedient	Description
Reassessment of expired or existing contracts	The Company elected not to reassess, at the application date, whether any expired or existing contracts contained leases, the lease classification for any expired or existing leases, and the accounting for initial direct costs for any existing leases.
Use of hindsight	The Company elected to use hindsight in determining the lease term (that is, when considering options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of right-to-use assets.
Reassessment of existing or expired land easements	The Company elected not to evaluate existing or expired land easements that were not previously accounted for as leases under ASC 840, as allowed under the transition practical expedient. Going forward, new or modified land easements will be evaluated under ASU No. 2016-02.
Separation of lease and non-lease components	Lease agreements that contain both lease and non-lease components are generally accounted for separately.
Short-term lease recognition exemption	The Company also elected the short-term lease recognition exemption and will not recognize ROU assets or lease liabilities for leases with a term less than 12 months.

The Company determines if an arrangement is a lease at inception under FASB ASC Topic 842, Right of Use Assets (“ROU”) and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of December 31, 2022 and 2021. Operating leases are included in operating lease ROU and operating lease liabilities (current and non-current), on the consolidated balance sheets.

Employee Benefits

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs incurred. Employee benefit costs totaled $641,389 and $803,833 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the years ended December 31, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2022 and 2021. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2022 and 2021.

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the years ended December 31, 2022 and 2021 consisted of net income and unrealized (loss) gain from foreign currency translation adjustment.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, taxes payable, accrued liabilities and other payables, and due from (to) related parties, approximate their fair market value based on the short-term maturity of these instruments.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. Operating segments are defined as the components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and growth opportunities of each respective segment.

The Company manages its business as a single operating segment engaged in the provision of insurance agent services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$2,931,320	$3,615,399
Less: Allowance for doubtful accounts	(38,360)	(14,054)
Total accounts receivable, net	$2,892,960	$3,601,345

Movements of allowance for doubtful accounts are as follows:

	December 31, 2022	December 31, 2021
Beginning balance	$14,054	$-
Addition	26,399	13,889
Exchange rate effect	(2,093)	165
Ending balance	$38,360	$14,054

NOTE 5 – PREPAYMENTS

Prepayments consist of the following:

	December 31, 2022	December 31, 2021
Advances to suppliers	$1,411,026	$2,427,469
Prepaid expenses	1,240	21,880
Total	$1,412,266	$2,449,349

NOTE 6 – SHORT-TERM INVESTMENT

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon one workday’s notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

As of December 31, 2022 and 2021, the ending balance of short-term investments were $273,182 and $393,651 respectively.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Automobile	$113,075	$79,533
Less: Accumulated depreciation	(44,534)	(31,447)
Property and equipment, net	$68,541	$48,086

For the years ended December 31, 2022 and 2021, depreciation expense amounted to $16,305 and $17,322, respectively, all of which were included in operating expenses.

NOTE 8 – OTHER PAYABLES

	December 31, 2022	December 31, 2021
Borrowing from other parties	635,102	966,662
Accrued expense	3,010	51,740
Others	142,135	114,049
Total	$780,247	$1,132,451

NOTE 9 – RELATED PARTY BALANCES AND TRANSACTIONS

Due from related parties

At December 31, 2022 and 2021, due from related party consisted of the following:

Name of related party	Relationship	December 31, 2022	December 31, 2021
Yangwei Cui	A Key Management Personnel	$19,799	$14,934
Shumei Wang	A Key Management Personnel	63	69
Xin Wang	A Key Management Personnel	922	1,007
Jianlong Zhao	A Key Management Personnel	—	18,351
Total		$20,784	$34,361

The balance of due from related parties is interest free, unsecured and repayable on demand. Management believes that the related party receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from related party at December 31, 2022 and 2021. The Company historically has not experienced an uncollectible receivable from the related party.

Due to related parties

Name of related party	Relationship	December 31, 2022	December 31, 2021
Jian Guo	Chairman of the Board of Directors	$—	$50,354
Xiaodan Chen	A Key Management Personnel	5,743	—
Jianlong Zhao	A Key Management Personnel	1,205	18,679
Wei Meng	A Key Management Personnel	4,525	4,943
Guixin Ye	A Key Management Personnel	4,551	—
Xin Wang	A Key Management Personnel	699	763
Total		$16,723	$74,739

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company. The related parties’ payable is short-term in nature, interest free, unsecured and repayable on demand.

NOTE 10 – INCOME TAXES

Hong Kong

Alpha Mind HK is incorporated in Hong Kong and is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. Alpha Mind HK had no operations for the years ended December 31, 2022 and 2021. Therefore, there was no provision for income taxes in the years ended December 31, 2022 and 2021.

PRC

Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2022 and 2021, Jiachuang Yingan WFOE did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2022 and 2021.

The components of the provision for income taxes for the years ended December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Current	$(26,249)	$(20,623)
Deferred	22,202	4,230
Total income tax expense	(4,047)	(16,393)

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The following table reconciles China statutory rates to the Company’s effective tax rate:

	December 31, 2022	December 31, 2021
China statutory income tax rate	25%	$25%
Change in valuation allowance	(24)%	(22)%
Effective tax rate	1%	3%

The Company’s approximate net deferred tax assets as of December 31, 2022 and 2021 attributable to tax filings in the PRC are as follows:

Deferred Tax Assets	December 31, 2022	December 31, 2021
Net operating loss carry-forwards	$-	$-
Allowance for doubtful account	25,360	4,280
Net deferred tax assets	$25,360	$4,280

The Company provided a valuation allowance equal to the deferred income tax assets related to net operating loss carryforward for the year ended December 31, 2022, because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The potential tax benefit arising from the loss carryforward will begin to expire in 2026.

As of December 31, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2022, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2022 and 2021. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of other expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2022 and 2021.

NOTE 11 – SHAREHOLDERS’ EQUITY

Alpha Mind BVI was established under the laws of British Virgin Islands on April 17, 2023. The Company is authorised to issue a maximum of 50,000 shares of US$1.00 par value each of a single class and series.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Variable Interest Entity Structure

In the opinion of the management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Agreements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE, VIE and VIE’s subsidiaries are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Agreements is remote based on current facts and circumstances.

NOTE 13 – SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,	As of March 31,
	2022	2023
	RMB	RMB	USD
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,772	2,276	331
Restricted cash	106	106	15
Accounts receivable, net	752	2,301	335
Advances to suppliers	8,501	8,527	1,242
Other current assets	59,029	73,970	10,771
Total current assets	71,160	87,180	12,694
Non-current assets:
Property and equipment, net	500	342	50
Intangible assets, net	13,475	—	—
Operating lease right of use assets	—	417,556	60,801
Other assets	10,405	10,321	1,503
Total non-current assets	24,380	428,219	62,354
Total assets	95,540	515,399	75,048
LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Group, see Note 2)
Current liabilities:
Accounts payable	122,667	156,794	22,831
Amounts due to related parties	4,831	5,394	785
Deferred revenue	129,930	100,074	14,572
Short-term debt	110,097	135,624	19,748
Rental instalment loans	15,756	15,756	2,294
Deposits from tenants	38,439	29,723	4,328
Contingent liabilities for payable for asset acquisition	165,033	159,328	23,200
Operating lease liabilities, current	—	228,655	33,295
Accrued expenses and other current liabilities	81,649	103,870	15,126
Total current liabilities	668,402	935,218	136,179
Operating lease liabilities, non-current	—	188,901	27,506
Total liabilities	668,402	1,124,119	163,685
Commitments and contingencies (Note 14)
Shareholders’ Deficit:
Class A Ordinary shares (US$0.00001 par value per share; 37,500,000,000 shares authorized; 25,878,920,464 shares issued and outstanding as of September 30, 2022 and March 31, 2023, respectively)	1,727	1,727	251
Class B Ordinary shares (US$0.00001 par value per share; 2,500,000,000 shares authorized; nil and 2,500,000,000 shares issued and outstanding as of September 30, 2022 and March 31, 2023, respectively)	—	172	25
Additional paid-in capital	2,954,625	2,956,760	430,538
Accumulated deficit	(3,558,667)	(3,601,992)	(524,492)
Accumulated other comprehensive income	29,453	34,613	5,041
Total shareholders’ deficit	(572,862)	(608,720)	(88,637)
Total liabilities and shareholders’ deficit	95,540	515,399	75,048

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the Six Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net revenues:
Rental service	332,783	175,148	25,504
Value-added services and others	31,431	24,522	3,571
Total net revenues	364,214	199,670	29,075
Operating costs and expenses:
Operating cost	(405,661)	(217,295)	(31,642)
Selling and marketing expenses	(189)	(15)	(2)
General and administrative expenses	(25,329)	(15,422)	(2,246)
Research and development expenses	(1,853)	(1,308)	(190)
Impairment loss on long-lived assets	(100,156)	(10,474)	(1,525)
Other income (expense), net	(20,074)	2,157	314
Total operating costs and expenses	(553,262)	(242,357)	(35,291)
Loss from operations	(189,048)	(42,687)	(6,216)
Interest expense, net	(54,174)	(638)	(93)
Foreign exchange loss, net	(5)	—	—
Loss before income taxes	(243,227)	(43,325)	(6,309)
Income tax expense	3	—	—
Net loss	(243,224)	(43,325)	(6,309)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	3,642	5,160	751
Comprehensive loss	(239,582)	(38,165)	(5,558)

Net loss per share—Basic and diluted	(0.14)	(0.00)	(0.00)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,728,612,425	27,715,937,039	27,715,937,039

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	Attributable to FLJ’s shareholders
	Class A Ordinary shares		Class B Ordinary shares		Treasury stock		Additional	Accumulated other
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	Total deficit
Balance at September 30, 2021	1,544,097,151	99	180,389,549	11	(77,100,000)	(5)	1,845,295	38,784	(4,378,690)	(2,494,506)	9,600	(2,484,906)
Issuance of ordinary shares to settle acquisition of certain assets from two third parties	7,662,060	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	399	—	—	399	—	399
Warrants issued in connection with convertible notes	—	—	—	—	—	—	1,420	—	—	1,420	—	1,420
Net loss	—	—	—	—	—	—	—	—	(243,224)	(243,224)	—	(243,224)
Foreign currency translation adjustments	—	—	—	—	—	—	—	3,642	—	3,642	—	3,642
Balance at March 31, 2022	1,551,759,211	100	180,389,549	11	(77,100,000)	(5)	1,847,113	42,426	(4,621,914)	(2,732,269)	9,600	(2,722,669)

Balance at September 30, 2022	25,878,920,464	1,727	—	—	—	—	2,954,625	29,453	(3,558,667)	(572,862)	—	(572,862)
Issuance of Class B Ordinary shares	—	—	2,500,000,000	172	—	—	(172)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	2,307	—	—	2,307	—	2,307
Net loss	—	—	—	—	—	—	—	—	(43,325)	(43,325)	—	(43,325)
Foreign currency translation adjustments	—	—	—	—	—	—	—	5,160	—	5,160	—	5,160
Balance at March 31, 2023	25,878,920,464	1,727	2,500,000,000	172	—	—	2,956,760	34,613	(3,601,992)	(608,720)	—	(608,720)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the Six Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net cash used in operating activities	(27,545)	(25,478)	(3,713)
Financing activities:
Proceeds from issuance of convertible notes	17,832	—	—
Proceeds from short-term borrowings	—	25,527	3,717
Repayment of rental instalment loans	(1,300)	—	—
Net cash provided by financing activities	16,532	25,527	3,717
Effect of foreign exchange rate changes	(142)	(545)	(63)
Net decrease in cash, cash equivalents and restricted cash	(11,155)	(496)	(59)
Cash, cash equivalents and restricted cash at the beginning of the period	19,252	2,878	405
Cash, cash equivalents and restricted cash at the end of the period	8,097	2,382	346

Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	547,440	79,713

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	—	—	—
Income taxes paid	4	—	—

Reconciliation to amounts on the condensed consolidated balance sheets:

	As of September 30,	As of March 31,
	2022	2023
	RMB	RMB	USD
		(unaudited)	(unaudited)
Cash and cash equivalents	2,772	2,276	331
Restricted cash	106	106	15
	2,878	2,382	346

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FLJ Group Limited

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Renminbi and USD in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

FLJ Group Limited (formerly known as “Q&K International Group Limited”) (the “Company” or “FLJ”), its subsidiaries and consolidated variable interest entities (the “Group”) is a rental apartment operation platform in the People’s Republic of China (the “PRC”), that provides rental and value-added services to young, emerging urban residents since 2012. The Group sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC. The Company has changed its corporate name from “Q&K International Group Limited” to “FLJ Group Limited”, effective on September 13, 2022. In addition, the Company began trading under the new ticker symbol “FLJ” on the NASDAQ effective on September 26, 2022.

Effective on March 7, 2022, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing thirty (30) Class A ordinary share to one (1) ADS representing one hundred and fifty (150) Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split. There will be no change to the Group’s Class A ordinary shares. The exchange of every five (5) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

On October 26, 2021 and December 17, 2021, the Group transferred of all of its equity interest in Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Group, and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Equity Transfer”). The Equity Transfer was made at nominal consideration. As of September 30, 2022, the Group no longer conducts substantial operation through any variable interest entity.

As of September 30, 2022, four of the subsidiaries of Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce”) filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. Accordingly the Group had no control over the allocation of remaining assets in liquidation of these subsidiaries and their subsidiaries (collectively “Deconsolidated VIE’s Subsidiaries”), accordingly the Company deconsolidated these deconsolidated subsidiaries.

The management believed the deconsolidation of Deconsolidated VIE’s Subsidiaries does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The deconsolidation is not accounted as discontinued operations in accordance with ASC 205-20.

The Group did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Q&K E-commerce as a discontinued operation, as FLJ is the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as FLJ has the power to direct the activities of these companies that most significantly impact their economic performance and FLJ has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. The Group accounted for Q&K HK, Q&K Investment Consulting and Q&K E-commerce as variable interest entities. Accordingly, the accompanying consolidated financial statements include the financial statements of Q&K HK, Q&K Investment Consulting and Q&K E-commerce.

As of March 31, 2023, the Group’s significant subsidiaries and VIE:

	Entity	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
QK365.com INC. (BVI)		September 29, 2014	BVI	100%	Holding
Fenglinju (China) Hong Kong Limited (“Fenglinju”)		October 21, 2021	Hong Kong	100%	Holding
Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd (formerly known as “Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.”) (“Q&K AI”)		May 13, 2019	PRC	100%	Holding and Operating
Chengdu Liwu Apartment Management Co., Ltd		June 19, 2020	PRC	100%	Operating
VIE:
QingKe (China) Limited (“Q&K HK”)		July 7, 2014	Hong Kong	100%	Holding
Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”)		April 2, 2015	PRC	100%	Holding and Operating
Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce”)		August 2, 2013	PRC	100%	Holding and Operating

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended September 30, 2022 filed on February 15, 2022.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended September 30, 2022. The results of operations for the six months ended March 31, 2022 and 2023 are not necessarily indicative of the results for the full years.

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 3,558,667 and RMB 3,601,992 as of September 30, 2022 and March 31, 2023, respectively. Net cash used in operating activities were RMB 27,545 and RMB 25,478 for the six months ended March 31, 2022 and 2023, respectively. As of September 30, 2022 and March 31, 2023, current liabilities exceeded current assets by RMB 597,242 and RMB 848,038, respectively.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

The Group has adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn since COVID-19 by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. The Group’s number of rental units contracted as well as number of available rental units decreased by 48.5% from March 31, 2022 to March 31, 2023, as the Group continued to optimize its rental asset portfolio. On the other hand, the Group’s total operating cost and expenses decreased by 56.2% from RMB553.3 million (US$87.3 million) in the six months ended March 31, 2022 to RMB242.4 million (US$35.3 million) in the six months ended March 31, 2023 and its net loss narrowed by 82.2% from RMB243.2 million (US$38.4 million) in the six months ended March 31, 2022 to RMB43.3 million (US$6.3 million) in the six months ended March 31, 2023.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans and short-term loan from certain third parties, issuance of ordinary shares or other equity-linked securities. In addition, the Group has continued to adopt the defensive strategy mentioned above and optimize its rental asset portfolio. The Group’s number of rental units contracted and available rental units decreased from 55,177 as of March 31, 2022 to 28,400 as of March 31, 2023 during the same period, whereas its loss from operation decreased from RMB 189.0 million in the six months ended March 31, 2022 to RMB42.7 million in the six months ended March 31, 2023.

The Group will also focus on the follow activity:

●	On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of $300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations.

The Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group is not able to achieve ideal optimization of its asset portfolio, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Financial statement amounts and balances of the VIE and its subsidiaries

The following financial statement amounts and balances of the Q&K HK, Q&K Investment Consulting and Q&K E-Commerce (collectively “VIE entities”) and their subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances.

The revenues, net loss and cash flows for the six months ended March 31, 2022 represented the amounts of Q&K HK and Q&K Investment Consulting for the period from dates of equity transfer through March 31, 2022, and the amounts of the amounts of Q&K E-Commerce and its subsidiaries for the six months ended March 31, 2022.

The revenues, net loss and cash flows for the six months ended March 31, 2023 represented the amounts of VIE entities for the six months ended March 31, 2023.

	As of September 30,	As of March 31,
	2022	2023
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	62	63	9
Advances to suppliers	6,131	6,136	893
Other current assets	2,572	2,572	375
Other assets	98	98	14
Total assets	8,863	8,869	1,291

LIABILITIES
Accounts payable	34	34	5
Deferred revenue	16	16	2
Short-term debt	13,000	13,000	1,893
Accrued expenses and other current liabilities	67,908	68,124	9,920
Total liabilities	80,958	81,174	11,820

	For the Six Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net revenues	1,621	—	—
Net loss	(41,909)	(221)	(32)
Net cash used in operating activities	(10,773)	1	0
Net cash provided by investing activities	—	—	—
Net cash provided by financing activities	—	—	—

The consolidated VIE entities and their subsidiaries contributed 0.4% and nil of the Group’s consolidated revenues for the six months ended March 31, 2022 and 2023. As of September 30, 2022 and March 31, 2023, the consolidated VIE entities and their subsidiaries accounted for an aggregate of 9% and 2%, respectively, of the Group’s consolidated total assets, and 12% and 7%, respectively, of the Group’s consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE entities. However, the Company has provided and will continue to provide financial support to the VIE considering the business requirements of the VIE entities, as well as the Company’s own business objectives in the future.

There are no assets held in the VIE entities and its subsidiaries that can be used only to settle obligations of the VIE entities and their subsidiaries, except for registered capital and the PRC statutory reserves. As the VIE entities and their subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIE entities do not have recourse to the general credit of the Group for any of the liabilities of the VIE entities. Relevant PRC laws and regulations restrict the VIE entities from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

For the six months ended March 31, 2022 and 2023, the Group recognized impairment of RMB 100,156 and RMB 10,474 against trademark and apartment rental contracts (See Note 5 – Intangible assets), respectively.

Revenue Recognition

The Group sources apartments from landlords and convert them into standardized furnished rooms to lease to tenants seeking affordable residences in China. Revenues are primarily derived from rental service and value-added services.

Rental Service Revenues

Rental service revenues are primarily derived from the lease payments from tenants and are recorded net of tax.

The Group typically enters into 26-month leases with tenants, a majority of which have a lock-in period of 12 months or shorter. The lock-in period represents the term during which termination will result in the forfeiture of deposit, which is typically one or two months’ rent. The Group determines that the lock-in period is the lease term under ASC 840. When tenants terminate their leases, the Group returns unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after the lock-in period. Monthly rent is fixed throughout the lock-in period and there is no rent-free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.

Value-added Services and Others

Value-added services and others primarily consist of fees received from the tenants from provision of internet connection and utility services as part of the lease agreement. The service fees are fixed in the agreements and recognized on a monthly basis during the period of the lease term. The service fee are recognized on a gross basis as the Group has latitude in determining prices and bear inventory risks.

Operating lease

The Company adopted the ASU 2016-02, Leases (Topic 842) on October 1, 2022 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases apartments from landlords, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2023

3.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of September 30,	As of March 31,
	2022	2023
Due from a service provider (1)	36,100	37,552
Deposit for share settlement (2)	21,341	20,602
Due from shareholders (3)	—	13,910
Others	1,588	1,906
	59,029	73,970

(1)	Upon asset acquisition with Beautiful House, the Group engaged a third party service provider to provide apartment operation services to the Group. The third party service provider is controlled by one of the shareholders of the Seller of Beautiful House. To support the operation services to the tenants, the Group made interest free loans to and operating expenses on behalf of the service provider and loans are repayable on demand.
(2)	Upon settle payables due to Beautiful House arising from asset acquisition, the Group made a deposit of RMB 20,602 (US$3,000) to Beautiful House, which is expected to get repaid upon share settlement.
(3)	During the six months ended March 31, 2023, the Company paid RMB 13,910 on behalf of certain shareholders who owned less than 5% of outstanding shares of the Company, for transfer of their ordinary shares into ADS which could be traded in the open market. The balance was repayable on demand.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30,	As of March 31,
	2022	2023
Cost:
Vehicle	2,269	2,269
Office furniture, fixtures and equipment	922	922
	3,191	3,191
Less: Accumulated depreciation	(2,691)	(2,849)
	500	342

Depreciation expenses were RMB 474 and RMB 158 and for the six months ended March 31, 2022 and 2023, respectively.

5.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of September 30,	As of March 31,
	2022	2023
Cost:
Apartment rental contracts	55,967	3,001
Trademarks	16,294	—
	72,261	3,001
Less: Accumulated amortization	(58,786)	(3,001)
	13,475	—

Amortization expenses were RMB 21,967 and RMB 3,001 for the six months ended March 31, 2022 and 2023, respectively. Impairment loss against intangible assets were RMB 100,156 and RMB 10,474 for the six months ended March 31, 2022 and 2023, respectively.

Impairment of apartment rental contracts

The Group acquired from Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) certain assets, including approximately 72,000 apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Beautiful House. The Group determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, which are unobservable inputs that fall within Level 3 of the fair value hierarchy.

As of March 31, 2022 and March 31, 2023, the Group reviewed the fair value of the apartment rental agreements based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its apartment rental agreements is unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement.

The revenue growth rate for apartment rental agreements was 0%, and the discount rate was 11% for the six months ended March 31, 2022, both of which met the profit projection target. The carrying amount of apartment rental agreements exceeds its fair value by RMB 29,550, the Group recognized impairment against apartment rental agreements of RMB 29,550 for the six months ended March 31, 2022.

The revenue growth rate for apartment rental agreements was 0%, as a result of increase of unit rental fee by 0%, and the discount rate was 11% for the six months ended March 31, 2023, which underperformed the profit projection target. The Group provided impairment of RMB 10,474 on apartment rental contracts for the six months ended March 31, 2023.

Impairment of trademarks

As of March 31, 2022, the Group wrote off full trademark balance because the trademark will not be used in the future consider the future business development.

6.	SHORT-TERM DEBT

The short-term debts were as follows:

	As of September 30,	As of March 31,
	2022	2023
Short-term bank borrowings	103,552	103,552
Other short-term payable (1)	6,545	32,072
	110,097	135,624

(1)	During the six months ended March 31, 2023, the Company entered into loan agreements with certain third parties to borrow an aggregation of RMB 25,527 (equivalent of US$3,750). The loans bore an interest rate of 3.85% per annum and payable in twelve months.

7.	OPERATING LEASE

The Group leases apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent-free period of one – two months per year and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Group uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Group discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Group recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Group records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income. The apartment leases also require the Group to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the condensed consolidated statements of income and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Group records operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of September 30,	As of March 31,
	2022	2023
Right of use assets	—	417,556

Operating lease liabilities, current	—	228,655
Operating lease liabilities, noncurrent	—	188,901
Total operating lease liabilities	—	417,556

Other information about the Company’s leases is as follows:

	For the Six Months Ended March 31,
	2022	2023
Weighted average remaining lease term (years)	—	2.36
Weighted average discount rate	—	4.47%

Operating lease expenses were RMB 300,668 and RMB 172,046, respectively, for the six months ended March 31, 2022 and 2023, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2023:

March 31,
2023
For the six months ending September 30, 2023	136,507
For the year ending September 30, 2024	175,537
For the year ending September 30, 2025	72,950
For the year ending September 30, 2026	26,765
For the year ending September 30, 2027	14,500
For the year ending September 30, 2028 and thereafter	17,968
Total lease payments	444,227
Less: Imputed interest	(26,671)
Present value of lease liabilities	417,556

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of September 30,	As of March 31,
	2022	2023
Tenant deposits	5,184	21,432
Other tax payable	63,619	75,600
Interest payable	1,680	2,120
Accrued payroll and welfare	3,999	1,538
Others	7,167	3,180
	81,649	103,870
9.	SHARE BASED COMPENSATION

The Group utilized Yijia Inc., a company controlled by the Founder as a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. According to the Group’s board resolutions, in July 2017 and March 2018, 86 million shares were reserved to Yijia Inc. Yijia Inc. has no activities other than administrating the incentive program and does not have any employees. On behalf of the Group and subject to approvals from the board or directors, the Founder has the authority to select eligible participants to whom equity awards will be granted; determine the number of shares covered; and establish the terms, conditions and provision of such awards. The board resolutions allow the grantees to hold options to purchase from the Yijia Inc. the equity shares of the Group.

As of June 24, 2022, Yijia Inc. held 75.2 million Class B ordinary shares. On June 24, 2022, Yijia Inc. transferred all reserved ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group. Upon transfer, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Group.

All the share information disclosed under Stock Option A and Stock Option B in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares before June 24, 2022 and through Golden Stream Limited after June 24, 2022. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc./ Golden Stream Limited for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the loss per share (see Note 11).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.31 (RMB2.00) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2022 and March 31, 2023, the number of outstanding options is 10,250,000 and 10,250,000, respectively, which was equal to the number of option expected to be vested. The remaining Stock Options A are exercisable into 10,250,000 Class B ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.31 (RMB2.00) per share. All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2022 and March 31, 2022, the Group had 23,850,000 and 23,850,000 share options outstanding, vested and exercisable. The remaining Stock Options B are exercisable into 23,850,000 Class A ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil.

Binomial options pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and, the exercise multiple for which employees are likely to exercise share options. The estimated fair value of the ordinary shares, at the option grants, was determined with assistance from an independent third party valuation firm. The Group’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares	US$	0.03	US$	0.04	US$	0.05

2019 Share Incentive Plan

The 2019 Share Incentive Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering.

In June 2022, the Group issued 72 million stock options with nil exercise price to Mr. Qu, the Chief Executive Officer of the Company. All of the stock options were vested and exercised immediately upon grant. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

In June 2022, the Group issued 50.36 million stock options with nil exercise price to Mr. Sun, the Chief Financial Officer of the Company, of which 43.18 million stock options vested and exercised immediately upon grant, 3.59 million stock options vested on August 3, 2022, and the remaining 3.59 million stock options vested on August 3, 2023. As of March 31, 2023, the 3.59 million stock options vested on August 3, 2022 was not exercised by or issued to Mr. Sun. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

For the six months ended March 31, 2023, no option activities were incurred. As of March 31, 2023, 37,690,027 options were vested and exercisable.

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods.

For the six months ended March 31, 2022 and 2023, the Group recorded compensation expenses of RMB 399 and RMB 2,307 in connection with the above stock options. As of September 30, 2022, the Group had unrecognized compensation expenses for stock options of RMB 69.

For the six months ended March 31, 2022 and 2023, the total share-based compensation expenses were comprised of the following:

	For the Six Months Ended March 31,
	2022	2023
Selling and marketing expenses	2	12
General and administrative expenses	4	2,273
Research and development expenses	393	22
	399	2,307

10.	EQUITY

Class B Ordinary Shares

On November 18, 2022, the board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”).

In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

The board of directors has also approved the issuance of the Shares to an ESOP Platform, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this report, 2,500,000,000 Class B ordinary shares were reserved to 2022 Plan and no Class B ordinary shares have been issued under the 2022 Plan.

Upon the issuance of Class B Ordinary Shares, the Company recorded the share capital of RMB 172, with corresponding accounts to additional paid-in capital.

11.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the Six Months Ended March 31,
	2022	2023
Net loss	(243,224)	(43,325)
Net loss per share—Basic and diluted	(0.14)	(0.00)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,728,612,425	27,715,937,039

For the six months ended March 31, 2022 and 2023, weighted average ordinary shares included nil and 3,590,027 stock options. The 3,590,027 stock options were vest but unexercised as of March 31, 2023. The Company included the stock options because they are exercisable at RMB nil.

For the six months ended March 31, 2022 and 2023, potential ordinary shares from assumed conversion of convertible notes into 364,641,420 and nil the Group’s ordinary shares, assumed exercise of share options of 34,200,000 and 37,690,027, and warrants to purchase 14,349,000 and nil of the Group’s ordinary shares have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.

12.	INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended March 31, 2022 and 2023, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets for the subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets as of September 30, 2022 and March 31, 2023.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

For the six months ended March 31, 2022 and 2023, the Company had a current tax benefit of RMB 3 and RMB nil, respectively.

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of March 31, 2023 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Relationship with the Group
Wangxiancai Limited*	An entity controlled by the legal representative and executive director of one of the subsidiaries
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by certain shareholders of the Group

*	Wangxiancai Limited was no longer a related party of the Company since June 30, 2022 when the Company disposed of the Deconsolidated VIE’s Subsidiaries.

The Group entered into the following transactions with its related parties:

As stated in Note 1, on October 26, 2021 and December 17, 2021, the Group transferred the equity interest in the Q&K Investment Consulting and Q&K HK, respectively, to Wangxiancai Limited for nominal consideration.

For the six months ended March 31, 2022, the Group issued convertible notes in exchange for cash of $2,813 (RMB 17,832) to Key Space. Among the convertible notes issued in the six months ended March 31, 2022, $835 and $1,978 are subject to interest rate of 15% per annum and 17% per annum, respectively. For the six months ended March 31, 2022, the Group accrued interest expenses of RMB 26,870 on the convertible notes.

As of September 30, 2022 and March 31, 2022, amounts due to related parties were RMB 4,831 and RMB 5,394, respectively. The balance due to related parties represented borrowings from the related parties which were due within 12 months from borrowing. Details are as follows:

	As of September 30,	As of March 31,
	2022	2023
Key Space	4,065	4,065
Others	766	1,329
	4,831	5,394

14.	COMMITMENTS AND CONTINGENCIES

(a)	Purchase Commitments

As of March 31, 2023, the Group’s did not have commitments related to leasehold improvements and installation of equipment.

(b)	Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

ALPHA MIND TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$298,966	$341,743
Accounts receivable, net	2,199,262	2,892,960
Prepayments	1,393,484	1,412,266
Other receivables, net	57,748	31,227
Due from related parties	949	20,784
Short-term investment	266,513	273,182
Other current assets	79,925	100,558
Total Current Assets	4,296,847	5,072,720

NON-CURRENT ASSETS:
Restricted cash- non-current	691,965	717,916
Property and equipment, net	55,315	68,541
Operating lease right-of-use asset	16,433	-
Deferred tax assets	70,681	25,360
Total Non-current Assets	834,394	811,817

Total Assets	$5,131,241	$5,884,537

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,550,175	$2,496,587
Salary payable	53,350	65,709
Other payables	797,133	780,247
Due to related parties	52,298	16,723
Taxes payable	58,879	154,585
Advance from customer	288,696	5,306
Lease liabilities, current	30,389	-
Total Current Liabilities	2,830,920	3,519,157

NON-CURRENT LIABILITIES:
Lease liabilities, noncurrent	13,544	-
Total Non-current Liabilities	13,544	-
Total Liabilities	2,844,464	3,519,157

SHAREHOLDERS’ EQUITY:
Common shares (par value $1.00 per share; 50,000 shares authorized )	50,000	50,000
Subscription receivable	(50,000)	(50,000)
Additional paid-in capital	8,649,321	8,649,321
Accumulated deficit	(5,610,002)	(5,636,318)
Accumulated other comprehensive loss	(752,542)	(647,623)

Total Shareholders’ Equity	2,286,777	2,365,380

Total Liabilities and Shareholders’ Equity	$5,131,241	$5,884,537

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the Six Months Ended
	June 30, 2023	June 30, 2022

REVENUE	$19,210,144	$23,410,471
COST OF REVENUE	18,069,023	22,067,728
GROSS PROFIT	1,141,121	1,342,743

OPERATING EXPENSES:
Selling and marketing	959,852	901,369
General and administrative
Payroll and related benefits	402,844	427,203
Other general and administrative	208,725	419,291
Total Operating Expenses	1,571,421	1,747,863

LOSS FROM OPERATIONS	(430,300)	(405,120)

OTHER INCOME (EXPENSE):
Interest income	2,422	9,239
Interest expense	(2,564)	(5,786)
Other income, net	412,658	220,616
Total Other income (expense)	412,516	224,069

LOSS BEFORE INCOME TAXES	(17,784)	(181,051)

INCOME TAXES	44,100	11,268

NET GAIN(LOSS)	$26,316	$(169,783)

OTHER COMPREHENSIVE (LOSS)
Foreign currency translation adjustments	(104,919)	(149,333)
COMPREHENSIVE LOSS	$(78,603)	$(319,116)

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Common Shares			Additional		Accumulated Other	Total
	Number of		Subscription	Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Receivable	Capital	Deficit	Loss	Equity
Balance, January 1, 2022	50,000	$50,000	$(50,000)	$8,205,976	$(5,110,749)	$(409,803)	$2,685,424
Net loss for the six months ended June 30, 2022	-	-	-	-	$(169,783)	$-	$(169,783)
Foreign currency translation adjustment	-	-	-	-	-	$(149,333)	$(149,333)
Balance, June 30, 2022	50,000	$50,000	$(50,000)	$8,205,976	$(5,280,532)	$(559,136)	$2,366,308

Balance, January 1, 2023	50,000	$50,000	$(50,000)	$8,649,321	$(5,636,318)	$(647,623)	$2,365,380
Net gain for the six months ended June 30, 2023	-	-	-	-	$26,316	$-	$26,316
Foreign currency translation adjustment	-	-		-	-	$(104,919)	$(104,919)
Balance, June 30, 2023	50,000	$50,000	$(50,000)	$8,649,321	$(5,610,002)	$(752,542)	$2,286,777

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

(UNAUDITED)

	For the Six months Ended
	June 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net gain (loss)	$26,316	$(169,783)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	11,232	9,751
Gain on short-term investment	(3,344)	(5,322)
Allowance for bad debts	1,380	92,415
Deferred taxes expense	(48,824)	(23,316)
Changes in operating assets and liabilities:
Accounts receivable	627,657	(383,457)
Prepayments	(17,662)	555,538
Due from related parties	19,835	14,747
Prepaid expenses and other current assets	(10,949)	37,222
Operating lease right-of-use asset	(17,439)	-
Accounts Payable	(905,380)	(192,235)
Salary payable	(10,469)	(25,476)
Accrued liabilities and other payables	238,141	196,324
Lease liabilities, current	44,436	-
Net cash (used in) provided by operating activities	(45,070)	106,408

CASH FLOWS FROM INVESTING ACTIVITIES:
Redemption of short-term investment	-	57,162
Net cash provided by investing activities	-	57,162

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash proceeds from related parties	35,575	34,018
Net cash provided by financing activities	35,575	34,018

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(9,495)	197,588

Effect of exchange rate changes on cash	(59,233)	(72,933)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	1,059,659	1,296,256

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$990,931	$1,420,911

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of period	$341,743	$512,028
Restricted cash at beginning of period	717,916	784,228
Total cash, cash equivalents and restricted cash at beginning of period	$1,059,659	$1,296,256

Cash and cash equivalents at end of period	$298,966	$675,910
Restricted cash at end of period	691,965	745,001
Total cash, cash equivalents and restricted cash at end of period	$990,931	$1,420,911

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	(4,547)	$(2,795)
Cash paid for interest	(2,564)	$(5,786)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Alpha Mind Technology Limited (“Alpha Mind BVI” or the “Company”) is a holding company incorporated on April 17, 2023 under the laws of British Virgin Islands (the “BVI”). The Company has no substantive operations other than holding all of the outstanding share capital of Alpha Mind Technology Limited (“Alpha Mind HK”), which is also a holding company incorporated in Hong Kong on October 19, 2021. The Company operates as an agency to sell insurance products in the People’s Republic of China (“PRC” or “China”), through variable interest entities (“VIE”), Huaming Insurance Agency Co., Ltd (“Huaming Insurance”), which was established on March 7, 2014, and Huaming Yunbao (Tianjin) Technology Co., Ltd (“Huaming Yunbao”), which was established on May 8, 2015.

On April 13, 2022, Alpha Mind HK became the sole shareholder of Jiachuang Yingan (Beijing) Information & Technology Inc. (“Jiachuang Yingan”, or “WFOE”), a Beijing company incorporated on August 2, 2019. Jiachuang Yingan entered into a series of contractual arrangements, or VIE agreements with Huaming Insurance and Huaming Yunbao and the equity holders of Huaming Insurance and Huaming Yunbao, through which the Company obtained control and became the primary beneficiary of Huaming Insurance and Huaming Yunbao. As a result, Huaming Insurance and Huaming Yunbao became the Company’s VIE.

The structure of the Company as follows:

Contractual Arrangements

The Company, through the WFOE, has the following contractual arrangements with the VIE and its shareholders that enable the Company to (1)  to direct the activities that most significantly affect the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the WFOE was considered the primary beneficiary of the VIE and had consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Jiachuang Yingan WFOE and Huaming Insurance and Huaming Yunbao, Jiachuang Yingan WFOE has the exclusive right to provide Huaming Insurance and Huaming Yunbao with technical support services, consulting services and other services requested by Huaming Insurance and Huaming Yunbao from time to time to the extent permitted under PRC law. In exchange, Jiachuang Yingan WFOE is entitled to a service fee that equals to all of the consolidated net income of each of Huaming Insurance and Huaming Yunbao. The service fee may be adjusted by Jiachuang Yingan WFOE based on the actual scope of services rendered by Jiachuang Yingan WFOE and the operational needs and expanding demands of Huaming Insurance and Huaming Yunbao. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Jiachuang Yingan WFOE and the operational needs of Huaming Insurance and Huaming Yunbao.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Jiachuang Yingan WFOE.

During the term of the exclusive business cooperation agreement, Jiachuang Yingan WFOE and Huaming Insurance and Huaming Yunbao shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Jiachuang Yingan WFOE or Huaming Insurance and Huaming Yunbao if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreement

Pursuant to the exclusive option agreement among Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders jointly and severally granted Jiachuang Yingan WFOE an option to purchase their equity interests in Huaming Insurance and Huaming Yunbao. The purchase price upon exercise of the option will be the lowest price then permitted under applicable PRC laws. Jiachuang Yingan WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Huaming Insurance and Huaming Yunbao until it has acquired all equity interests of Huaming Insurance and Huaming Yunbao, which is irrevocable during the term of the agreements.

The exclusive option agreement remains in effect until all equity interest held by shareholders in Huaming Insurance and Huaming Yunbao have been transferred or assigned to Jiachuang Yingan WFOE and/or any other person designated by the Jiachuang Yingan WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao, and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders pledged all of the equity interests in Huaming Insurance and Huaming Yunbao to Jiachuang Yingan WFOE as collateral to secure the obligations of Huaming Insurance and Huaming Yunbao under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Jiachuang Yingan WFOE unless transferring the equity interests to Jiachuang Yingan WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements will remain in effect until all of the obligations to Jiachuang Yingan WFOE have been fulfilled completely by Huaming Insurance and Huaming Yunbao.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Huaming Insurance and Huaming Yunbao have given Jiachuang Yingan WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Huaming Insurance and Huaming Yunbao and to exercise all of their rights as shareholders of Huaming Insurance and Huaming Yunbao, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of their shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholders the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Huaming Insurance and Huaming Yunbao, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs remain in effect while the shareholders of Huaming Insurance and Huaming Yunbao hold the equity interests in Huaming Insurance and Huaming Yunbao.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Huaming Insurance and Huaming Yunbao commit that they have no right to make any assertions in connection with the equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders. In the event that the spouses obtain any equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Huaming Insurance and Huaming Yunbao. The letters are irrevocable and shall not be withdrawn without the consent of Jiachuang Yingan WFOE.

Based on the foregoing contractual arrangements, which grant Jiachuang Yingan WFOE effective control of Huaming Insurance and Huaming Yunbao and enable Jiachuang Yingan WFOE to receive all of their expected residual returns, the Company accounts for Huaming Insurance and Huaming Yunbao as a VIE. Accordingly, the Company consolidates the accounts of Huaming Insurance and Huaming Yunbaofor the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission for financial information, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-owned foreign enterprise and VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Jiachuang Yingan WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Huaming Insurance and Huaming Yunbao because it has both of the following characteristics: (1) the power to direct activities at Huaming Insurance and Huaming Yunbao that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Huaming Insurance and Huaming Yunbao that could potentially be significant to such entity. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The Company adopted a fiscal year end of December 31st.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Significant estimates and assumptions reflected in the Company’s consolidated financial statements during the six months ended June 30,2022 and 2023 include, but not are not limited to, the allowance for doubtful accounts, the useful life of property and equipment, and assumptions used in assessing impairment of long-lived assets, revenue recognition, allowance for deferred tax assets and the associated valuation allowance. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of Jiachuang Yingan (Beijing) Information & Technology Co., Ltd, Huaming Insurance Agency Co., Ltd and Huaming Yunbao (Tianjin) Technology Co., Ltd is the RMB.The functional currency of Alpha Mind Technology Limited (HK) is the Hong Kong dollar. The financial statements of the Company’s subsidiaries whose functional currency is the RMB and Hong Kong dollar are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

All of the Company’s revenue and expense transactions are transacted in the functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2023 and December 31, 2022 were translated at RMB 7.2258 to $1.00 and at RMB 6.9646 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the six months ended June 30,2023 and 2022 were RMB 7.1492 and RMB 6.4364 to $1.00, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of bank accounts. At June 30, 2023 and December 31, 2022, cash and cash equivalents balances held in China amounted to $298,966 and $341,743, respectively.

Restricted Cash

The Company, as an insurance agency, is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Banking and Insurance Regulatory Commission (“CBIRC”) rules and regulations, in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Company classified the balance for guarantee deposit as a non-current asset. As of June 30, 2023 and December 31, 2022, the non-current restricted cash amounted to $691,965 and $717,916, respectively.

Concentrations of Credit Risk

The Company has operations carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Accounts Receivable, Net

Accounts receivable represents insurance agency service fee or commission receivable on insurance products sold from insurance companies stated at net realizable values. The Company reviews its accounts receivable on a periodic basis to determine if the bad debt allowance is adequate, and adjust the allowance when necessary.

In establishing the allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Accounts are written off after exhaustive efforts at collection.

As of June 30, 2023 and December 31, 2022, allowance for doubtful accounts were $38,281 and $38,360 respectively.

Other Receivables, Net

Other receivables primarily include advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

As of June 30, 2023 and December 31, 2022, allowance for doubtful accounts were $589,282 and $611,382, respectively.

Prepayments

Prepayments are advanced to suppliers for future service rendering. As of June 30, 2023 and December 31, 2022, prepayments amounted to $1,393,484 and $1,412,266, respectively. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2023 and December 31, 2022, no allowance for the doubtful accounts were deemed necessary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Automobile	3 - 5 Years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the the six months ended June 30,2023 and 2022.

Value Added Tax

Pursuant to the PRC tax legislation, general taxpayers normally applies value-added-tax (VAT) of 6% in the modern service industries on a nationwide basis. The Company is subject to VAT of 6% for providing insurance agency service as general taxpayer, while the branch office in Liaoning Yixian subjects to 3% VAT as small taxpayer until September 2022, and then applied to general taxpayer in October 2022. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount. The Company reports revenue net of PRC’s VAT for all the periods presented on the statements of operations and comprehensive income (loss).

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between the Company and insurance carriers, the Company is authorized to sell insurance products provided by insurance carriers to the insureds as an insurance agent, and collects commission from the respective insurance carriers as revenue.

The commission charged is determined by the terms agreed in the agency service contract, typically a percentage of insurance premium. The performance obligation is considered met and revenue is recognized when the insurance agency services are rendered and completed at the time an insurance policy becomes effective and the premium is collected from the insured.

The necessary data to reasonably determine the revenue amount is controlled by the insurance carriers, and bill statement is confirmed with the Company on a monthly basis. The Company has met all the criteria of revenue recognition when the premiums are collected by the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Therefore, the Company does not accrue any commissions prior to the receipt of the related premiums of insurance carriers, due to the specific practice in the industry.

The Company recorded insurance agency commission revenue in the amount of $19,210,144 and $23,410,471 for the six months ended June 30,2023 and 2022, respectively.

Cost of Revenues

Cost of revenues consists primarily of commissions paid to distribution channels. The Company generally recognizes commissions as cost of revenues when incurred. For the six months ended June 30,2023 and 2022, the cost of revenue amounted to $18,069,023 and $22,067,728 respectively.

Selling Expenses

Selling expenses mainly consisted of advertising and marketing expenses. For the six months ended June 30,2023 and 2022, the selling expenses amounted to $959,852and $901,369 respectively.

Operating Leases

The Company adopted FASB Accounting Standards Codification, Topic 842, Leases (“ASC 842”) using the modified retrospective approach, electing the practical expedient that allows the Company not to restate prior to the adoption of the standard on January 1, 2019.

The Company applied the following practical expedients in the transition to the new standard allowed under ASC 842:

Practical Expedient	Description
Reassessment of expired or existing contracts	The Company elected not to reassess, at the application date, whether any expired or existing contracts contained leases, the lease classification for any expired or existing leases, and the accounting for initial direct costs for any existing leases.
Use of hindsight	The Company elected to use hindsight in determining the lease term (that is, when considering options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of right-to-use assets.
Reassessment of existing or expired land easements	The Company elected not to evaluate existing or expired land easements that were not previously accounted for as leases under ASC 840, as allowed under the transition practical expedient. Going forward, new or modified land easements will be evaluated under ASU No. 2016-02.
Separation of lease and non-lease components	Lease agreements that contain both lease and non-lease components are generally accounted for separately.
Short-term lease recognition exemption	The Company also elected the short-term lease recognition exemption and will not recognize ROU assets or lease liabilities for leases with a term less than 12 months.

The Company determines if an arrangement is a lease at inception under FASB ASC Topic 842, Right of Use Assets (“ROU”) and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of June 30, 2023 and December 31, 2022. Operating leases are included in operating lease ROU and operating lease liabilities (current and non-current), on the consolidated balance sheets.

Employee Benefits

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs incurred. Employee benefit costs totaled $402,844 and $427,203 for the six months ended June 30,2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the six months ended June 30,2023 and 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the six months ended June 30,2023 and 2022. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the six months ended June 30,2023 and 2022.

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the six months ended June 30,2023 and 2022 consisted of net income and unrealized (loss) gain from foreign currency translation adjustment.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, taxes payable, accrued liabilities and other payables, and due from (to) related parties, approximate their fair market value based on the short-term maturity of these instruments.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. Operating segments are defined as the components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and growth opportunities of each respective segment.

The Company manages its business as a single operating segment engaged in the provision of insurance agent services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	June 30, 2023	December 31, 2022
	(Unaudited)
Accounts receivable	$2,237,543	$2,931,320
Less: Allowance for doubtful accounts	(38,281)	(38,360)
Total accounts receivable, net	$2,199,262	$2,892,960

Movements of allowance for doubtful accounts are as follows:

	June 30, 2023	December 31, 2022
	(Unaudited)
Beginning balance	$38,360	$14,054
Addition	23,117	26,399
Reversal	(21,810)	-
Exchange rate effect	(1,386)	(2,093)
Ending balance	$38,281	$38,360

NOTE 5 – PREPAYMENTS

Prepayments consist of the following:

	June 30, 2023	December 31, 2022
	(Unaudited)
Advances to suppliers	$1,369,598	$1,411,026
Prepaid expenses	23,886	1,240
Total	$1,393,484	$1,412,266

NOTE 6 – SHORT-TERM INVESTMENT

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon one workday’s notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

As of June 30, 2023 and December 31, 2022, the ending balance of short-term investments were $266,513 and $273,182 respectively.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
	(Unaudited)
Automobile	$108,988	$113,075
Less: Accumulated depreciation	(53,673)	(44,534)
Property and equipment, net	$55,315	$68,541

For the six months ended June 30,2023 and 2022, depreciation expense amounted to $11,232 and $9,751, respectively, all of which were included in operating expenses.

NOTE 8 – OTHER PAYABLES

	June 30, 2023	December 31, 2022
	(Unaudited)
Borrowing from other parties	612,145	635,102
Accrued expense	4,820	3,010
Others	180,168	142,135
Total	$797,133	$780,247

NOTE 9 – RELATED PARTY BALANCES AND TRANSACTIONS

Due from related parties

At June 30, 2023 and December 31, 2022, due from related party consisted of the following:

Name of related party	Relationship	June 30, 2023	December 31, 2022
		(Unaudited)
Xin Wang	A Key Management Personnel	$888	$922
Shumei Wang	A Key Management Personnel	61	63
Yangwei Cui	A Key Management Personnel	-	19,799
Total		$949	$20,784

The balance of due from related parties is interest free, unsecured and repayable on demand. Management believes that the related party receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from related party at June 30, 2023 and December 31, 2022. The Company historically has not experienced an uncollectible receivable from the related party.

Due to related parties

Name of related party	Relationship	June 30, 2023	December 31, 2022
		(Unaudited)
Gujia (Beijing) Technology Co., Ltd.	An entity controlled by certain shareholders of the Company	$12,455	$-
Xiaodan Chen	A Key Management Personnel	14,254	5,743
Guixin Ye	A Key Management Personnel	11,046	4,551
Yangwei Cui	A Key Management Personnel	8,319	-
Wei Meng	A Key Management Personnel	4361	4,525
Jianlong Zhao	A Key Management Personnel	1161	1,205
Xin Wang	A Key Management Personnel	674	699
Jian Guo	Chairman of the Board of Directors	28	-
Total		$52,298	$16,723

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company. The related parties’ payable is short-term in nature, interest free, unsecured and repayable on demand.

NOTE 10 – INCOME TAXES

Hong Kong

Alpha Mind HK is incorporated in Hong Kong and is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. Alpha Mind HK had no operations for the six months ended June 30,2023 and 2022. Therefore, there was no provision for income taxes in the six months ended June 30,2023 and 2022.

PRC

Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the six months ended June 30,2023 and 2022, Jiachuang Yingan WFOE did not generate any taxable income. Therefore, there was no provision for income taxes in the six months ended June 30,2023 and 2022.

The components of the provision for income taxes for the six months ended June 30,2023 and 2022 consisted of the following:

	June 30, 2023	June 30, 2022
	(Unaudited)
Current	$(4,436)	$(12,048)
Deferred	48,536	23,316
Total income tax expense	44,100	11,268

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The following table reconciles China statutory rates to the Company’s effective tax rate:

	June 30, 2023	December 31, 2022
	(Unaudited)
China statutory income tax rate	25%	25%
Change in valuation allowance	(25)%	(24)%
Effective tax rate	0%	1%

The Company’s approximate net deferred tax assets as of June 30, 2023 and December 31, 2022 attributable to tax filings in the PRC are as follows:

Deferred Tax Assets	June 30, 2023	December 31, 2022
	(Unaudited)
Net operating loss carry-forwards	$-	$-
Allowance for doubtful account	70,681	25,360
Net deferred tax assets	$70,681	$25,360

The Company provided a valuation allowance equal to the deferred income tax assets related to net operating loss carryforward for the six months ended June 30, 2023, because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The potential tax benefit arising from the loss carryforward will begin to expire in 2026.

As of June 30, 2023 and 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of June 30, 2023 and 2022. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of other expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 30, 2023 and 2022.

NOTE 11 – SHAREHOLDERS’ EQUITY

Alpha Mind BVI was established under the laws of British Virgin Islands on April 17, 2023. The Company is authorised to issue a maximum of 50,000 shares of US$1.00 par value each of a single class and series.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2024 and 2025. As of June 30, 2023, the Company’s operating leases had a weighted average remaining lease term of 1.51 years and a weighted average discount rate of 3.45%. Future lease payments under operating leases as of June 30, 2023 were as follows:

June 30, 2023
2024	$37,225
2025	$17,583
Total future lease payments	$54,808
Less imputed interest	$(10,875)
Total lease liabilities	$43,933
Less: current portion	$(30,389)
Operating lease liability, non-current	$13,544

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind Technology Limited (“Alpha Mind”), at a total consideration of $180,000,000 in the form of notes payable (“Acquisition”).

We refer the acquired company, Alpha Mind as “the acquired company”, and the corresponding transactions collectively as “Acquisition”.

The following unaudited pro forma combined financial information of the Company and the acquired company is presented to illustrate the estimated effects of the Acquisition described below (“Adjustments” or “Pro Forma Adjustments”).

The unaudited pro forma combined balance sheet as of March 31, 2023 combines the historical unaudited condensed consolidated balance sheet of the Company and the unaudited condensed consolidated balance sheet of the acquired company, after giving effect to the Acquisition as if it had occurred on March 31, 2023. The unaudited pro forma statement of operations for the year ended September 30, 2022 combines the historical consolidated statement of income of the Company and the consolidated statement of operations of the acquired company, after giving effect to the Acquisition as if it had occurred on October 1, 2021. The unaudited pro forma statement of operations for the six months ended March 31, 2023 combines the historical unaudited condensed consolidated statement of loss of the Company and the unaudited condensed consolidated statement of income of the acquired company, after giving effect to the Acquisition as if it had occurred on October 1, 2022.

These unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations are referred to collectively as the “pro forma financial information.”

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with (i) the audited consolidated financial statements of FLJ Group Limited, as of and for the years ended September 30, 2020, 2021, and 2022, and unaudited interim financial statement of FLJ Group Limited, as of and for the six months ended March 31, 2023, (ii) the audited consolidated financial statements of Alpha Mind as of and for the years ended December 31, 2021, and 2022 and unaudited interim financial statement of Alpha Mind, as of and for the six months ended June 30, 2023, each as required under Item 18, are attached hereto starting on page F-47 and page F-87, respectively, of this Shell Company Report on Form 20-F.

Unaudited Pro Forma Combined Balance Sheet

	As of March 31, 2023
	Company	Alpha Mind	Pro Forma		Other		Pro Forma
	Historical	Historical	Adjustments	Note	Adjustments	Note	Combined
	USD’000	USD’000	USD’000				USD’000
ASSETS
Current Assets
Cash and cash equivalents	$331	$299	$-		$(300)	(a)	$330
Restricted Cash	15	-	-		(15)	(a)	-
Accounts receivable, net	335	2,200	-		(335)	(a)	2,200
Prepayments	1,242	1,393	-		(242)	(a)	2,393
Amount due from related parties	-	-	-		-		-
Short-term Investment	-	267	-		-		267
Other Current Assets	10,771	139	-		(8,718)	(a)	2,192
Current assets of discontinued operations	-	-	-		71,964	(a)	71,964

Total Current Assets	12,694	4,298	-		62,354		79,346

Non-current Assets					-
Restricted Cash- non-current	-	692	-		-		692
Property and equipment, net	50	55	-		(50)	(a)	55
Right-of-use asset	60,801	16	-		(60,801)	(a)	16
Intangible assets, net	-	-	-		-		-
Deferred tax assets	-	71	-		-		71
Other Assets	1,503	-	-		(1,503)	(a)	-
Goodwill	-	-	177,714	(a)	-		177,714

Total assets	$75,048	$5,132	$177,714		$-		$257,894

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Accounts payable	$22,831	$1,550	$-		$(22,719)	(a)	$1,662
Advance from customer	14,572	289	-		(14,572)	(a)	289
Short-term debt	19,748	-	-		(15,078)	(a)	4,670
Rental instalment loans	2,294	-	-		(2,294)	(a)	-
Amount due to related parties	785	-	-		(191)	(a)	594
Lease liabilities, current	-	30	-		-		30
Deposits from tenants	4,328	-	-		(4,328)	(a)	-
Contingent liabilities for payable for asset acquisition	23,200	-	-		-		23,200
Operating lease liabilities, current	33,295	-	-		(33,295)	(a)	-
Accrued expenses and other current liabilities	15,126	963	-		(15,057)	(a)	1,032
Notes payable	-	-	180,000	(a)	-		180,000
Current liabilities of discontinued operations	-	-	-		135,040	(a)	135,040

Total Current Liabilities	136,179	2,832	180,000		27,506		346,517

Lease Liabilities, Noncurrent	27,506	14	-		(27,506)	(a)	14

Total Liabilities	163,685	2,846	180,000		-		346,531

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	251	-	-		-		251
Class B Ordinary shares	25	-	-		-		25
Additional paid-in capital	430,538	13,649	(13,649)	(a)	-		430,538
Stock subscription receivable	-	(5,000)	5,000	(a)	-		-
Accumulated deficit	(524,492)	(5,610)	5,610	(a)	-		(524,492)
Accumulated other comprehensive income (loss)	5,041	(753)	753	(a)	-		5,041

Total Shareholders’ Deficit	(88,637)	2,286	(2,286)		-		(88,637)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$75,048	$5,132	$177,714		$-		$257,894

	As of September 30, 2022
	Company	Alpha Mind	Pro Forma		Other		Pro Forma
	Historical	Historical	Adjustments	Note	Adjustments	Note	Combined
	USD’000	USD’000	USD’000				USD’000
ASSETS
Current Assets
Cash and cash equivalents	$390	$342	$-		$(311)	(a)	$421
Restricted Cash	15	-	-		(15)	(a)	-
Accounts receivable, net	106	2,893	-		(106)	(a)	2,893
Prepayments	1,195	1,412	-		(195)	(a)	2,412
Amount due from related parties	-	21	-		-	(a)	21
Short-term Investment	-	273	-		-	(a)	273
Other Current Assets	8,298	132	-		(8,298)	(a)	132
Current assets of discontinued operations	-	-	-		8,925	(a)	8,925

Total Current Assets	10,004	5,073	-		-		15,077

Non-current Assets
Restricted Cash- non-current	1,464	718	-		(1,464)	(a)	718
Property and equipment, net	70	69	-		(70)	(a)	69
Intangible assets, net	1,894	-	-		(1,894)	(a)	-
Deferred tax assets	-	25	-		-	(a)	25
Goodwill	-	-	177,635	(a)	-		177,635
Long-term assets of discontinued operations	-	-			3,428	(a)	3,428

Total assets	$13,432	$5,885	$177,635		$-		$196,952

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Accounts payable	$17,244	$2,497	$-		$(17,244)	(a)	$2,497
Advance from customer	18,265	5	-		(18,265)	(a)	5
Short-term debt	15,477	-	-		(14,557)	(a)	920
Rental instalment loans	2,215	-	-		(2,215)	(a)	-
Amount due to related parties	679	17	-		(107)	(a)	589
Deposits from tenants	5,404	-	-		(5,404)	(a)	-
Contingent liabilities for payable for asset acquisition	23,200	-	-		-		23,200
Accrued expenses and other current liabilities	11,480	1,001	-		(10,994)	(a)	1,487
Notes payable	-	-	180,000	(a)	-		180,000
Current liabilities of discontinued operations	-	-	-		68,786	(a)	68,786
Total Current Liabilities	93,964	3,520	180,000		-		277,484

Total Liabilities	93,964	3,520	180,000		-		277,484

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	243	-	-				243
Additional paid-in capital	415,355	8,649	(8,649)	(a)			415,355
Stock subscription receivable	-	-	-	(a)			-
Accumulated deficit	(500,270)	(5,636)	5,636	(a)			(500,270)
Accumulated other comprehensive income (loss)	4,140	(648)	648	(a)			4,140
Total Shareholders’ Deficit	(80,532)	2,365	(2,365)		-		(80,532)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$13,432	5,885	177,635		-		196,952

The accompanying notes are an integral part of these unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statements of Operations

	For the Six Months Ended March 31, 2023
	Company	Alpha Mind	Pro Forma		Other		Pro Forma
	Historical	Historical	Adjustments	Note	Adjustments	Note	Combined
Account Name
Revenue	$29,075	$19,210	$-		$(29,075)	(a)	$19,210
Cost of revenue	(31,642)	(18,069)	-		31,642	(a)	(18,069)
Gross (loss) profit	(2,567)	1,141	-		2,567		1,141

Operating expenses
Selling and marketing expense	(2)	(960)	-		-		(962)
General and administrative Expense	(2,246)	(612)	-		1,446	(a)	(1,412)
Research & Development Expense	(190)	-	-		187	(a)	(3)
Impairment loss on long-lived assets	(1,525)	-	-		1,525	(a)	-
Total operating expenses	(3,963)	(1,572)	-		3,158		(2,377)

Loss from operations	(6,530)	(431)	-		5,725		(1,236)

Other Income
Interest Expense, net	(93)	-	-		2	(a)	(91)
Other income (expense), net	314	413	-		-		727
Total other income, net	221	413	-		2		636

Loss Before Income Taxes	(6,309)	(18)	-		5,727		(600)

Income tax benefits	-	44	-		-		44

Net (loss) income from continuing operations	(6,309)	26	-		5,727		(556)

Net loss from discontinued operations	-	-	-		(5,727)	(a)	(5,727)

Net (loss) income	$(6,309)	$26	$-		$-		$(6,283)

Weighted average shares outstanding of redeemable ordinary shares	27,715,937,039	-	-		-		27,715,937,039

Basic and diluted net income (loss) per ordinary share from continuing operations	(0.00)	-	-		0.00	(a)	(0.00)
Basic and diluted net income per ordinary share from dicontinued operations	-				(0.00)	(a)	(0.00)
Basic and diluted net income (loss) per ordinary share	(0.00)				-	(a)	(0.00)

	For the Year Ended September 30, 2022
	Company	Alpha Mind	Pro Forma		Other		Pro Forma
	Historical	Historical	Adjustments	Note	Adjustments	Note	Combined
Account Name
Revenue	$91,703	$47,443	$-		$(91,703)	(a)	$47,443
Cost of revenue	(99,952)	(43,614)	-		99,952	(a)	(43,614)
Gross (loss) profit	(8,249)	3,829	-		8,249		3,829

Operating expenses
Selling and marketing expense	(2)	(3,381)	-		-		(3,383)
General and administrative Expense	(8,738)	(1,794)	-		4,616	(a)	(5,916)
Research & Development Expense	(393)	-	-		390	(a)	(3)
Impairment loss on long-lived assets	(14,080)	-	-		14,080	(a)	-
Loss from disposal of property and equipment and intangible assets	(1,683)	-	-		1,683	(a)	-
Total operating expenses	(24,896)	(5,175)	-		20,769		(9,302)

Loss from operations	(33,145)	(1,346)	-		29,018		(5,473)

Other Income
Interest Expense, net	(9,403)	5	-		3,493	(a)	(5,905)
Inducement expenses	(59,561)	-	-		-		(59,561)
Gains of deconsolidation of VIE’s subsidiaries	218,521	-	-		(218,521)	(a)	-
Other income (expense), net	(1,140)	819	-		1,140	(a)	819
Total other income, net	148,417	824	-		(213,888)		(64,647)

Income (loss) Before Income Taxes	115,272	(522)	-		(184,870)		(70,120)

Income tax expenses	(3)	(4)	-		3	(a)	(4)

Net income (loss) from continuing operations	115,269	(526)	-		(184,867)		(70,124)

Net income from discontinued operations	-	-	-		184,867	(a)	184,867

Net income (loss)	$115,269	$(526)	$-		$-		$114,743

Weighted average shares outstanding of redeemable ordinary shares	10,258,424,457	-	-		-		10,258,424,457

Basic and diluted net income (loss) per ordinary share from continuing operations	0.01	-	-		(0.02)	(a)	(0.01)
Basic and diluted net income per ordinary share from dicontinued operations	-	-	-		0.02	(a)	0.02
Basic and diluted net income (loss) per ordinary share	0.01	-	-		-		0.01

The accompanying notes are an integral part of these unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The pro forma financial information was prepared in conformity with Article 11 of Regulation S-X. The pro forma financial information for acquisitions was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification 805, “Business Combinations” (“ASC 805”) and was derived from the audited historical financial statements of the Company and the acquired company.

The pro forma financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Article 11. The pro forma financial information is not necessarily indicative of what the Company’s consolidated statement of comprehensive loss or consolidated balance sheet actually would have been had the Acquisition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the Company’s future financial position or results of operations following the completion of the Acquisition.

The Company is still in the process of performing a full review of the acquired companies’ accounting policies to determine if there are any additional material differences that require modification or reclassification of the acquired companies’ revenues, expenses, assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of the companies that, when conformed, could have a material impact on the pro forma financial information.

2. Consideration and Purchase Price

Consideration and Purchase Price of Alpha Mind

Before the Acquisition, the Company previously held nil shares of Alpha Mind and the ownership of Alpha Mind was nil. On November 22, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of $180,000, consisting of $180 million in the form of a note payable. The Company’s ownership of Alpha Mind thereby increased to 100%.

3. The allocation of the purchase price

The following table presents the preliminary purchase price allocation of the assets acquired and the liabilities assumed as if the Acquisition occurred on March 31, 2023.

Preliminary purchase price allocation of Alpha Mind

USD’000
Assets
Cash and cash equivalents	299
Accounts receivable, net	2,200
Prepayments	1,393
Short-term investment	267
Other current assets	139
Restricted cash- non-current	692
Property and equipment, net	55
Deferred tax assets	71
Right of use assets	16
Goodwill	177,714
182,846
Liabilities
Accounts payables	1,550
Advance from customer	289
Lease liabilities, current and noncurrent	44
Accrued expenses and other current liabilities	963
2,846
Total allocated purchase price	180,000

The business combination accounting is not yet final and the amounts assigned to the assets acquired and the liabilitie1s assumed are provisional. Therefore, this may result in future adjustments to the provisional amounts as new information is obtained about the facts and circumstances that existed at the acquisition date. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

4. Pro Forma Adjustments for Acquisitions

(a)	Reflects the preliminary purchase price allocation recorded, and the elimination of the acquired companies’ net assets balances in accordance with the acquisition method of accounting.

5. Other Adjustments

(a)	Reflects the reclassification of assets and liabilities of Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. ( the “WFOE”) and its subsidiaries which was dispose of in October 2023. On October 31, 2023, the Company closed the disposal of the WFOE and the WFOE’s subsidiaries, and classified the as disposal of WFOE and its subsidiaries as discontinue operations.